As confidentially submitted to the U.S. Securities and Exchange Commission on May 10, 2021 as Amendment No. 1 to the initial confidential submission.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933
EverCommerce Inc.
(Exact name of registrant as specified in its charter)
Delaware	7389	81-4063248
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3601 Walnut Street, Suite 400
Denver, Colorado 80205
720-647-4948
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Eric Remer
Chief Executive Officer
3601 Walnut Street, Suite 400
Denver, Colorado 80205
720-647-4948
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Marc D. Jaffe	Lisa Storey	Thomas Holden
Benjamin J. Cohen	General Counsel	Rachel Phillips
Latham & Watkins LLP	3601 Walnut Street,	Ropes & Gray LLP
885 Third Avenue	Suite 400	1211 Avenue of the Americas
New York, NY 10022	Denver, Colorado 80205	New York, NY 10036
(212) 906-1200	(720) 647-4948	(212) 596-9000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.00001 par value per share	$	$
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.
(3)	To be paid in connection with the initial filing of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated    , 2021.
    Shares

Common Stock
This is the initial public offering of shares of common stock of EverCommerce Inc. We are selling      shares of our common stock.
Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $    per share. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “EVCM.”
Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Stock Market.
We are an “emerging growth company” under the federal securities laws and, as such, may elect to comply with certain reduced public reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
See the section titled “Risk Factors” beginning on page 16 to read about the factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriters” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than      shares of common stock, we have granted the underwriters an option for a period of 30 days to purchase up to     additional shares at the initial public offering price less underwriting discounts and commissions.
Delivery of the shares of common stock will be made on or about    , 2021.
Goldman Sachs & Co. LLC	J.P. Morgan	RBC Capital Markets	KKR
(listed in alphabetical order)
The date of this prospectus is    , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
For investors outside the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.
i

GENERAL INFORMATION
Industry, Market and Other Data
This prospectus contains estimates, projections and information concerning our industry, our business and the market size and growth rates of the markets in which we participate. Some data and statistical and other information are based on independent reports from third parties, including from IDC, WebFX and Cisco, as well as industry and general publications and research, surveys and studies conducted by third parties which we have not independently verified. Some data and statistical and other information are based on internal estimates and calculations that are derived from publicly available information, research we conducted, internal surveys, our management’s knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable.
In each case, this information and data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information, estimates or projections. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause our future performance to differ materially from the assumptions and estimates made by third parties and us.
Trademarks, Trade Names and Service Marks
EverCommerce, our logos and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are the property of EverCommerce Inc. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trade names, trademarks and service marks.
Basis of Presentation
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
ii

PROSPECTUS SUMMARY
This summary highlights selected information contained in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “EverCommerce” and similar references in this prospectus refer to EverCommerce Inc. and its consolidated subsidiaries.
Overview
We aim to be the trusted partner of choice for the services economy by providing modern, vertically-tailored software solutions that enable our customers to drive growth and new business opportunities, manage and scale their operations, and improve customer relationships.
EverCommerce is a leading provider of integrated, vertically-tailored software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses, or service SMBs. Our platform spans across the full lifecycle of interactions between consumers and service professionals with vertical-specific applications. Today, we serve over 500,000 customers across three core verticals: Home Services; Health Services; and Fitness & Wellness Services. Within our core verticals, our customers operate within numerous micro-verticals, ranging from home service professionals, such as home improvement contractors and home maintenance technicians, to physician practices and therapists within health services, to personal trainers and salon owners within fitness and wellness. Our platform provides vertically-tailored SaaS solutions that address service SMBs’ increasingly specialized demands, as well as highly complementary solutions that complete end-to-end offerings, allowing service SMBs and EverCommerce to succeed in the market, and provide end consumers more convenient service experiences.
Small- and medium-sized business, or SMBs, are an important engine for economic growth. Collectively, SMBs represent the single largest employer and employee category in the U.S. economy, accounting for 99.9% of businesses in the United States, 47% of the U.S. private workforce and over 40% of U.S. GDP. The services sector is the backbone of the U.S. economy, representing approximately 77% of U.S. GDP and 85% of U.S. employment. Service businesses are the largest segment of the SMB market, employing approximately 50 million people in the U.S. alone.
Today, service SMBs are accelerating their adoption of digital technologies to increase growth, drive efficiencies, and enhance customer engagement. At the same time, their technology needs are becoming increasingly specialized as they adapt their businesses to better compete and align with evolving consumer preferences. However, service SMBs typically lack available resources to invest in and support expensive enterprise technology solutions and often rely on little-to-no technology. When technology is used, it is often a fragmented set of point solutions with insufficient integrated capabilities to support the complete service lifecycle.
Since inception, we have taken a differentiated approach from other software providers. We recognize that different verticals require vertical-specific functionality, however all businesses require solutions that enable them to perform three key functions: (1) acquire new customers and generate new business opportunities; (2) manage and scale business operations; and (3) improve and expand on customer relationships. We have built a comprehensive platform designed specifically to meet the unique end-to-end workflow needs of service SMBs. Our integrated solutions include Business Management Software (such as route-based dispatching, medical practice management, and gym member management), Billing & Payment Solutions (such as e-invoicing, mobile payments, and integrated payment processing), Customer Engagement Applications (such as reputation management and messaging solutions) and Marketing Technology Solutions (such as websites, hosting, and digital lead generation). These solutions help our customers address the challenges posed by legacy solutions by providing software that addresses the complete customer engagement workflow, streamlining front- and back-office processes, driving new sales and retention, enabling deeper performance insights, and improving customer experiences with mobile-friendly, consumer-facing applications.

We go to market with suites of solutions that are aligned to our three core verticals: (1) the EverPro suite of solutions in Home Services; (2) the EverHealth suite of solutions within Health Services; and (3) the EverWell suite of solutions in Fitness & Wellness Services. Within each suite, our Business Management Software – the system of action at the center of a service business’ operation – is typically the first solution adopted by a customer. This vertically-tailored point-of-entry provides us with an opportunity to cross-sell adjacent products, previously offered as fragmented and disjointed point solutions by other software providers. This “land and expand” strategy allows us to acquire customers with key foundational solutions and expand into offerings via product development and acquisitions that cover all workflows and power the full scope of our customers’ businesses. This results in a self-reinforcing flywheel effect, enabling us to drive value for our customers and, in turn, improve customer stickiness, increase our market share, and fuel our growth.
While we offer multiple products and address several verticals and micro-verticals, we manage our business with a singular, centralized approach to strategy and operations. We centralize key functions including marketing, business operations, cybersecurity, and general and administrative functions, ensuring consistency in execution across each of our verticals, and ultimately stimulating a culture of operational excellence.
Our financial results have reflected our rapid growth. Our revenue has grown at a CAGR of 61.3% from 2018 to 2020, and reached $337.5 million for the year ended December 31, 2020, up from $242.1 million for the year ended December 31, 2019, which represents revenue growth of 39.4% from 2019 to 2020 despite the impact of the COVID-19 pandemic. Our net loss was $60.0 million for the year ended December 31, 2020, compared to a net loss of $93.7 million for the year ended December 31, 2019. Our Adjusted EBITDA reached $81.4 million for the year ended December 31, 2020, up from $41.2 million for the year ended December 31, 2019. Our revenue was $104.9 million for the three months ended March 31, 2021, up from $77.0 million for the three months ended March 31, 2020, which represents revenue growth of 36.2%. Our net loss was $16.0 million for the three months ended March 31, 2021, compared to a net loss of $19.9 million for the three months ended March 31, 2020. Our Adjusted EBITDA reached $22.2 million for the three months ended March 31, 2021, up from $9.0 million for the three months ended March 31, 2020. Moreover, our business benefits from attractive unit economics; we estimate that the lifetime value of our customers exceeds 10 times the cost of acquiring them. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Non-GAAP Financial Measures.”
Key Trends Impacting Our Industry
We believe a number of trends are contributing to the adoption of modern, vertically-tailored software solutions for service SMBs. EverCommerce is operating at the center of many of these trends, including:
•
Accelerating adoption of digital technologies. Consumers’ preferences for digital experiences have accelerated in recent years. At the same time, new digital solutions are emerging to enable businesses to enhance growth, drive efficiencies, and increase customer engagement.

•
Mobile enablement. Due in large part to consumer demand and purchasing habits, a substantial amount of commerce is now conducted via a mobile device, whether through a standalone mobile application or as an integrated, companion application to a broader web-based software. Mobile commerce is estimated to represent just over $4.00 of every $10.00 spent online, with growth rapidly outpacing other forms of eCommerce.

•
Digital marketing. Digital channels are allowing businesses to reach their existing and potential end consumers in more innovative, effective and efficient ways than ever before. We estimate that approximately 65% of U.S. SMBs have currently adopted digital marketing tools, of which approximately 60% are expected to increase their spending on such tools, recognizing the power and importance of these digital channels.

•
Digital payments. Today, we estimate that approximately 68% of SMBs in the United States have adopted digital payment processing solutions, up more than 20% over the last three years, a trend that we expect to continue in the future. Integrated payments (e.g., digital payment acceptance that is integrated into the software that companies use to manage their businesses) have driven operating efficiencies for businesses and have improved payment security and tracking as compared to traditional paper methods.

•
Increasingly vertical- and micro vertical-specific software needs. SMBs across verticals are specializing in order to better compete and align with end-customer preferences, which has resulted in a greater need for niche, tailored software solutions to address micro-vertical workflows.

•
Decreasing barriers to software adoption. Given their size and resource capabilities, SMBs generally require lower priced and easier-to-implement technology solutions than larger-scale enterprise businesses. As a result of the innovations in cloud technology and the proliferation of SaaS, today’s solutions are more affordable and easier for SMBs to implement than ever before.

•
COVID-19 pandemic is accelerating pre-existing trends. We believe the COVID-19 pandemic has accelerated the need for digital transformation, resulting in SMBs increasing investment in technology to modernize customer engagement and drive growth and operational efficiencies. The effects of COVID-19 on businesses in addition to the preventative, and precautionary measures surrounding it have advanced the shift to modern, cloud-based software solutions.

Limitations of Existing Approaches
Historically, service SMBs have not heavily relied on technology to manage key workflows, but recently they are increasingly turning to software solutions to streamline operations and boost efficiency. However, the offerings available in the market often fail to meet the needs of today’s service SMBs, and have some or all of the following limitations:
•
Lacking vertical-specific functionality. Traditional technology companies offer broad, horizontal solutions that apply a “one-size-fits-all” approach and aim to solve functional challenges across different verticals. For service SMBs, these solutions have an excess of broad functionality but lack the vertical specialization required in specific verticals.

•
Sold as point solutions. Existing solutions typically address a single application, use case, or stage of a broader workflow. These solutions lack the necessary integration of business data and operational workflows that service SMBs need to execute end-to-end processes. Moreover, they limit visibility into business performance and businesses’ ability to optimize data gathered across various processes.

•
Built on inflexible, legacy technology infrastructure. Existing solutions are often built on legacy, on-premise infrastructure. These technologies lack the flexibility and scalability required by today’s service SMBs, as well as the ability to customize solutions to meet individual customers’ needs.

•
Cost and resource-intensive. Service SMBs are generally price-sensitive and have limited resources. Existing software solutions often require significant capital, time, and technical resources to implement, inhibiting faster adoption. Moreover, it is difficult for service SMBs to maintain these solutions and roll out new versions and add-on features without significant time and resources.

Our Market Opportunity
We believe our solutions address a massive market opportunity today. We estimate the total number of service SMBs, which represent service-based businesses with 500 or fewer employees, was approximately 400 million globally in 2020, of which 31 million were in North America.
We estimate the total addressable market, or TAM, for our current solutions was approximately $1.3 trillion globally in 2020, of which approximately $520 billion was in North America, which refers to the United States and Canada. Of the $520 billion, we estimate a $59 billion opportunity in Home Services, a $84 billion opportunity in Health Services, a $21 billion opportunity in Fitness & Wellness Services, and a $356 billion opportunity in other services categories. We believe there is considerable runway for long-term growth given the vast majority of our market opportunity is untapped; we estimate that only 9% of the North America service SMB market has been penetrated with full end-to-end software solutions today, and estimate this number to increase to over 13% by 2025.
We arrive at the TAM by estimating the number of service SMBs, multiplying by the list price of the solutions we provide, and making regional adjustments for the number of firms that could pay the listed price. Our TAM also includes our payments opportunity, which we arrive at by estimating total revenue across our vertical segments and multiplying by both pricing and penetration estimates.

Our Solutions
We offer several vertically-tailored suites of solutions, each of which follows a similar and repeatable go-to-market playbook: offer a “system of action” Business Management Software that streamlines daily business workflows, integrate highly complementary, value-add adjacent solutions, and complete gaps in the value chain to create end-to-end solutions. These solutions focus on addressing how service SMBs market their services, streamline operations, and retain and engage their customers.

•
Business Management Software: Our vertically-tailored Business Management Software is the system of action at the center of a service business’ operation, and is typically the point-of-entry and first solution adopted by a customer. Our software, designed for the day-to-day workflow needs of businesses in specific vertical end markets, streamlines front and back-office processes and provides polished customer-facing experiences.

•
Billing & Payment Solutions: Our Billing & Payment Solutions provide integrated payments, billing and invoicing automation, and business intelligence and analytics. Our omni-channel payments capabilities include point-of-sale (POS), eCommerce, online bill payments, recurring billing, electronic invoicing, and mobile payments. Supported payment types include credit card, debit card and ACH processing. Our payments platform also provides a full suite of service commerce features, including customer management as well as cash flow reporting and analytics.

•
Customer Engagement Applications: Our Customer Engagement Applications modernize how businesses engage and interact with customers by leveraging innovative, bespoke customer listening and communication solutions to improve the customer experience and increase retention. Our software provides customer listening capabilities with real-time customer surveying and analysis to allow standalone businesses and multi-location brands to receive voice-of-the-customer insights and manage the customer experience lifecycle. These applications include: customer health scoring, customer support systems, real-time alerts, NPS-based customer feedback collection, review generation and automation, reputation management, customer satisfaction surveying, and a digital communication suite, among others.
•
Marketing Technology Solutions: Our Marketing Technology Solutions work with our Customer Engagement Applications to help customers build their businesses by invigorating marketing operations and improving return on investment across the customer lifecycle. These solutions help businesses to manage campaigns, generate quality leads, increase conversion and repeat sales, improve customer loyalty and provide a polished brand experience. Our solutions include: custom website design, development and hosting, responsive web design, marketing campaign design and management, search engine optimization (SEO), paid search and display advertising, social media and blog automation, call tracking, review monitoring, and marketplace lead generation, among others.

Our Verticals
We currently focus on three distinct, vertically-tailored, integrated SaaS solution suites:
•
EverPro – Home Services: Our EverPro solutions are purpose-built for home service professionals, with varying specialized functionality for micro-verticals. For home improvement and field service professionals, project management and field service management applications serve as their business systems of action, respectively. Professionals in this market rely significantly on driving business from residential homeowners, and thus value tailored solutions which capture and manage lead generation from those end consumers.

•
EverHealth – Health Services: Our EverHealth solutions are purpose-built for health service professionals. The health services market is rooted in a group of core solutions, including practice management and electronic health record (EHR) / electronic medical record (EMR) software. We believe that our patient and provider engagement solutions position us well to benefit from major industry trends such as the digitalization of front-office operations and patient engagement.

•
EverWell – Fitness and Wellness: Our EverWell solutions are purpose-built for fitness and wellness service professionals. The fitness and wellness market includes tech-savvy businesses which generally require integrated solutions that provide modern, convenient experiences for end consumers. Member management and consumer-facing scheduling and facility access solutions are “must-have” software capabilities for modern gyms, spas and salons. In addition, adjacent solutions in relationship management, inventory management, personal training scheduling, and fitness tracking are increasingly needed to support a seamless, value-add consumer experience.

We offer select solutions to customers in other services verticals, including education, non-profit, pet care, and automotive repair, among many other. While these offerings are not a part of our core suites, they are managed as part of our centralized approach to strategy and operations.
Why We Win
We believe that our offerings are differentiated by the following qualities:
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Tailored, vertical-specific approach. We are exclusively focused on providing service SMBs with tailored SaaS solutions to help meet their specific needs. Our vertical and micro-vertical approach enables us to provide tailored solutions featuring critical vertical-specific functionality that better serves our customers when compared to industry-agnostic solutions offered by other businesses.

•
Integrated solutions for end-to-end workflow. Our end-to-end suites integrate solutions across the full range of our customers’ workflows (including internal and back-office functions, and customer-facing services), simplifying their operations and providing a frictionless experience when compared to disjointed point solutions offered by other software businesses.

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SaaS-based solutions. Our scalable and flexible SaaS solutions alleviate resource needs associated with implementing and managing costly on-premise infrastructure, which simplifies the management of distributed workforces, enhances operational simplicity, and provides continuous delivery of updates and upgrades to our solutions.

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Mobile capabilities. Our SaaS, web-based, and mobile solutions enable business owners, administrators, and in-the-field service professionals to access schedules, customer accounts, and business performance analytics, among other critical features, wherever they are. In addition, our native mobile applications provide in-depth service delivery functionality for technicians and service professionals in-the-field, even out of cellular or wireless network areas.

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Exceptional digital experiences. Our customers’ use of our offerings allows them to deliver exceptional digital experiences to consumers across multiple channels, enhancing engagement, retention, and loyalty. For example, our customers can use our technology to develop modern touchpoints for consumers such as online scheduling, appointment reminders, online customer portals, online and mobile payments, SMS text updates, email updates, and consumer-facing mobile applications.

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Cost- and resource-efficient. SMBs are generally price-sensitive and resource-constrained, however legacy software solutions are often too expensive to adopt. Our solutions are affordable and easy to implement, and our customers benefit from our strong customer service capabilities, enabling them to optimize their use of digital solutions without significant financial or resource burden.

•
Customer-driven innovation. The insight we gain into our over 500,000 customers’ use of our offerings informs our product pipeline, allowing us to constantly refine existing solutions and deliver new solutions that are most valuable to them.

Our Growth Strategies
We are focused on growing and scaling our business in a rapid, yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:
•
Attract new customers: We believe that there is a significant opportunity to attract new customers with our current offerings and within the market segments in which we currently operate. We estimate that there are over 31 million service SMBs in North America alone, and 400 million globally. Our current verticals and adjacent markets in the service economy are highly fragmented. By improving the awareness of our brands and solutions, we believe that we can increase penetration and sell our complete value chain of solutions to service SMB customers. Through acquisitions and organic growth of our business, the number of customers on our platform increased from approximately 110,000 at the end of 2018 to over 500,000 at the end of 2020.

•
Expand into new products and verticals: Given our position in the service SMB ecosystem, as well as our relationships and level of entrenchment with our customers, we use insights gained through our customer lifecycle to identify additional solutions that are value-additive for our customers. These insights allow us to continually assess opportunities to develop or acquire solutions to further expand market share, drive customer stickiness, and fuel growth for our business.

•
Cross-sell into existing customers: Today, we serve over 500,000 service SMBs, which represent a significant opportunity for growth. As we become more entrenched in our customers’ daily business operations, we are better positioned to capitalize on additional cross-sell and up-sell opportunities. Our integrated vertical SaaS solutions allow us to offer customers additional capabilities across their entire customer engagement lifecycle. As we continue to develop, acquire, and transform our solutions, we aim to increase our wallet share and improve retention.

In conjunction with the strategies cited above, we also acquire solutions to deepen our competitive moats in existing verticals, and enter new verticals and geographies. We have an established framework for identification, execution, integration, and onboarding of targets. These acquired solutions bring deep industry expertise and vertically-tailored software solutions that provide additional sources of growth. We believe that our methodology, track record, and reputation for sourcing, evaluating, and integrating acquisitions positions us as an “acquirer-of-choice” for potential targets. We have acquired 49 companies since our inception, including 13 in 2019 and 9 in 2020. We are currently tracking over 10,000 North American software businesses, primarily across our core verticals, as potential acquisition opportunities.

Stockholders Agreement
In connection with this offering, we intend to enter into a new stockholders agreement, or the stockholders agreement, with Providence Strategic Growth, Silver Lake and Eric Remer, our founder and Chief Executive Officer, or the parties to our stockholders agreement, granting each party certain board designation rights for so long as    . Pursuant to the stockholders agreement, we will agree to include in our slate of director nominees the individuals designated by the parties to our stockholders agreement. Following completion of this offering, we expect that Providence Strategic Growth, Silver Lake and Eric Remer will have the right to designate   ,    and directors, respectively. In addition, the parties to our stockholders agreement will agree to elect     directors who are not affiliated with any party to our stockholders agreement and who satisfy the independence requirements applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These board designation rights are subject to certain limitations and exceptions.
Each party to our stockholders agreement will also agree, subject to certain limited exceptions, to    .
For additional information regarding the stockholders agreement, please see the section titled “Certain Relationships and Related Party Transactions—Stockholders Agreements.”
Risks Associated with Our Business
Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:
•	Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
•	Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.
•	We have experienced net losses in the past and we may not achieve profitability in the future.
•	We may continue to experience significant quarterly and annual fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict.
•	We may reduce our rate of acquisitions and may be unsuccessful in achieving continued growth through acquisitions.
•	Revenues and profits generated through acquisition may be less than anticipated, and we may fail to uncover all liabilities of acquisition targets.
•	In order to support the growth of our business and our acquisition strategy, we may need to incur additional indebtedness or seek capital through new equity or debt financings.
•	We may not be able to continue to expand our share of our existing vertical markets or expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.
•
We face intense competition in each of the industries in which we operate, which could negatively impact our business, results of operations and financial condition and cause our market share to decline.

•	The industries in which we operate are rapidly evolving and subject to consolidation and the market for technology-enabled services that empower SMBs is relatively immature and unproven.
•
We are subject to economic and political risk, the business cycles of our clients and changes in the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

•
We are dependent on payment card networks, such as Visa and MasterCard, and payment processors, such as Worldpay and PayPal, and if we fail to comply with the applicable requirements of our payment network or payment processors, they can seek to fine us, suspend us or terminate our registrations through our bank sponsors.

•
If we cannot keep pace with rapid developments and changes in the electronic payments market or are unable to introduce, develop and market new and enhanced versions of our software solutions, we may be put at a competitive disadvantage with respect to our services that incorporated payment technology.

•	Real or perceived errors, failures or bugs in our solutions could adversely affect our business, results of operations, financial condition and growth prospects.
•	Unauthorized disclosure, destruction or modification of data, disruption of our software or services could expose us to liability, protracted and costly litigation and damage our reputation.
•	Our estimated total addressable market is subject to inherent challenges and uncertainties.
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Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance and utilization of our solutions.

•
Our systems and our third-party providers’ systems may fail, or our third-party providers may discontinue providing their services or technology generally or to us specifically, which in either case could interrupt our business, cause us to lose business and increase our costs.

•	If lower margin solutions and services grow at a faster rate than our higher margin solutions and services, we may experience lower aggregate profitability and margins.
•
The outbreak of the novel strain of coronavirus disease has impacted, and a future pandemic, epidemic or outbreak of an infectious disease in the United States could impact, our business, financial condition and results of operations, as well as the business or operations of third parties with whom we conduct business.

•	We may be unable to adequately protect or enforce, and we may incur significant costs in enforcing or defending, our intellectual property and other proprietary rights.
•
We may be subject to patent, trademark and other intellectual property infringement claims, which may be time-consuming, and cause us to incur significant liability and increase our costs of doing business.

•
We are subject to governmental regulation and other legal obligations, including those related privacy, data protection and information security and the healthcare industry, and our actual or perceived failure to comply with such regulations and obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer and user bases, and thereby decrease our revenue.

•
The parties to our stockholders agreement, who will also hold a significant portion of our common stock, will control the direction of our business and such parties’ ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

•
We will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Corporate Information
We were initially formed under the laws of the state of Delaware in September 2016 under the name PaySimple Holdings, Inc., with “EverCommerce” being our “doing business as” name. In December 2020, we changed our name to EverCommerce Inc. Our principal executive offices are located at 3601 Walnut Street, Suite 400, Denver, Colorado 80205 and our telephone number is 720-647-4948. Our website address is www.evercommerce.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•
the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.
Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.
As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

The Offering
Common stock offered by us
    shares
Option to purchase additional shares of common stock from us shares
Common stock to be outstanding after this offering
    shares (    shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for general corporate purposes to support the growth of our business. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See “Use of Proceeds.”
Controlled company
Following this offering, the parties to our stockholders agreement will own   % of our outstanding common stock (or   % if the underwriters exercise their option to purchase additional shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Stock Market.
Risk factors
See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
Nasdaq Global Select Market symbol
“EVCM”
The number of shares of our common stock to be outstanding after this offering is based on     shares of our common stock outstanding as of March 31, 2021, and reflects the issuance of     shares of our Series C convertible preferred stock in May 2021 and the Preferred Stock Conversion described below.
The number of shares of our common stock to be outstanding after this offering does not include:
•
    shares of our common stock issuable upon the exercise of outstanding options under our Amended & Restated 2016 Equity Incentive Plan, or the 2016 Plan, as of March 31, 2021, at a weighted-average exercise price of $   per share;

•
    shares of our common stock that will become available for future issuance under our 2021 Incentive Award Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan; and

•
shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

Except as otherwise indicated, all information in this prospectus reflects and assumes:
•
the automatic conversion of all     outstanding shares of our convertible preferred stock, which includes shares issuable upon the conversion of     shares of our Series C convertible preferred stock issued subsequent to March 31, 2021, into an equal number of shares of our common stock, which will occur prior to the closing of this offering, or the Preferred Stock Conversion;

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will be in effect prior to the closing of this offering;

•	no exercise of outstanding options; and
•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Summary Consolidated Financial and Operating Data
The following tables summarize our consolidated financial and operating data for the periods and as of the dates indicated. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2018 has been derived from our unaudited consolidated financial statements that are not included in this prospectus. The summary consolidated statement of operations for the three months ended March 31, 2020 and 2021 and the consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements for the year ended December 31, 2018 and the unaudited interim consolidated financial statements on the same basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. We have included, in our opinion, all adjustments necessary to state fairly our results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or any other interim periods or any future year or period. The summary financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the sections of this prospectus titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Consolidated Statements of Operations Data
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(unaudited)			(unaudited)
	(in thousands, except share and per share data)
Revenues:
Subscription and transaction fees	$93,810	$187,970	$232,931	$56,498	$75,195
Marketing technology solutions	29,921	37,521	86,331	15,182	25,388
Other	5,958	16,651	18,263	5,345	4,323
Total revenues	129,689	242,142	337,525	77,025	104,906
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)(1)	29,352	73,098	115,020	27,812	35,674
Sales and marketing(1)	33,581	46,264	50,246	13,604	19,689
Product development(1)	11,208	26,124	30,386	8,452	10,325
General and administrative(1)	51,006	97,962	87,068	20,667	22,094
Depreciation and amortization	24,151	52,949	76,844	16,838	23,697
Total operating expenses	149,298	296,397	359,564	87,373	111,479
Operating loss	(19,609)	(54,255)	(22,039)	(10,348)	(6,573)
Interest and other expense, net	(13,474)	(40,004)	(41,545)	(10,751)	(12,949)
Loss on debt extinguishment	—	(15,518)	—	—	—
Net loss before income tax benefit	(33,083)	(109,777)	(63,584)	(21,099)	(19,522)
Income tax benefit	5,690	16,032	3,630	1,197	3,527
Net loss	$(27,393)	$(93,745)	$(59,954)	$(19,902)	$(15,995)

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(unaudited)			(unaudited)
(in thousands, except share and per share data)
Pro forma net loss per share attributable to common stockholders(2):
Basic			$		$
Diluted
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders(2):
Basic
Diluted
(1)	Includes stock-based compensation as follows:
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(unaudited)			(unaudited)
	(in thousands)
Cost of revenues	$—	$—	$—	$—	$1
Sales and marketing	—	—	—	—	29
Product development	—	—	—	—	33
General and administrative	7,037	30,079	10,721	846	840
Total stock-based compensation expense	$7,037	$30,079	$10,721	$846	$903
(2)
Pro forma earnings per share, basic and diluted, and the weighted-average common shares used in the computation of such per share amounts, give effect to (i) the issuance of     shares of our Series C convertible preferred stock in May 2021, (ii) the Preferred Stock Conversion and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, in each case as if it had occurred at the beginning of the earliest period presented. Pro forma earnings per share, basic and diluted, and the weighted-average common shares used in the computation of such per share amounts, do not include the shares expected to be sold in this offering. See Note 12 to our consolidated financial statements for additional information.

Consolidated Balance Sheet Data
	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(unaudited)
	(in thousands)
Cash, cash equivalents and restricted cash(3)	$88,925	$	$
Working capital(4)	55,814
Total assets	1,377,363
Deferred revenue, current and long-term	21,140
Long-term debt, including current portion(5)	766,383
Total liabilities	871,605
Total convertible preferred stock	923,415
Total stockholders’ deficit	(417,657)
(1)
The pro forma column reflects (i) the issuance of     shares of our Series C convertible preferred stock in May 2021, (ii)  the Preferred Stock Conversion and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)
The pro forma as adjusted column reflects (i) the items described in footnote (1), and (ii) the sale and issuance by us of     shares of our common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, net of amounts recorded in accrued expenses and other current liabilities

and other assets at March 31, 2021. Each $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the assumed offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable the amount of our pro forma cash, cash equivalents and restricted cash, total assets, and total stockholders’ deficit by $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma cash, cash equivalents and restricted cash, total assets, and total stockholders’ deficit by $   million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.
(3)	Includes restricted cash of $2 million as of March 31, 2021.
(4)
We define working capital as current assets less current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(5)	Net of debt issuance costs and discounts of $29.9 million as of March 31, 2021.
Key Business and Financial Metrics
In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe the following key business and non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.
Pro Forma Revenue Growth Rate
	Year Ended December 31,
	2019	2020
Pro Forma Revenue Growth Rate(1)	15.8%	6.7%
(1)
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Business and Financial Metrics—Pro Forma Revenue Growth Rate” for a description of Pro Forma Revenue Growth Rate.

Non-GAAP Financial Measures
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Adjusted Gross Profit(1)	$100,337	$169,044	$222,505	$49,213	$69,232
Adjusted EBITDA(1)	$18,901	$41,163	$81,358	$9,033	$22,240
(1)
Adjusted Gross Profit and Adjusted EBITDA are non-GAAP financial measures. For a reconciliation of each of Adjusted Gross Profit and Adjusted EBITDA to the most directly comparable U.S. GAAP financial measure, information about why we consider such measure useful and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Non-GAAP Financial Measures.”

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business
Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
Our limited operating history and evolving business make it difficult to evaluate and assess the success of our business to date, our future prospects and the risks and challenges that we may encounter. These risks and challenges include our ability to:
•	attract new and digitally-inclined service SMBs to the EverCommerce platform;
•	retain existing customers and leverage cross-sell and upsell opportunities;
•
successfully update the EverCommerce platform, including expanding into new verticals and international markets and integrating additional solution capabilities to further benefit our service SMB customers and enhance the end-customer experience;

•	expand through future acquisitions and successfully identify and integrate acquired entities, services and technologies;
•	hire, integrate and retain talented people at all levels of our organization;
•	comply with existing and new laws and regulations applicable to our business and in the industries in which we participate;
•
anticipate and respond to macroeconomic changes, changes within the existing and future industries in which we participate, including the home services, health services, and fitness and wellness industries, and changes in the markets in which we operate;

•	foresee and manage market volatility impacts on market value;
•	react to challenges from existing and new competitors;
•	improve and enhance the value of our reputation and brand;
•	effectively manage our growth; and
•
maintain and improve the infrastructure underlying the EverCommerce platform, including our software, websites, mobile applications and data centers, as well as our cybersecurity and data protection measures.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above and those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and our business continues to evolve and expand within the industries in which we operate, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history, operated a more predictable business or operated in a single or unregulated industry. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving business that operate in regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations would be adversely affected.
Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.
Since our founding, we have generated significant growth through acquisitions and by driving organic growth of our business. Our revenue has grown at a CAGR of 61.3% from 2018 to 2020, and reached $337.5 million for the year ended December 31, 2020, up from $242.1 million for the year ended December 31, 2019, which represents revenue growth of 39.4% from 2019 to 2020 despite the impact of the COVID-19 pandemic. Our revenue was $104.9 million for the three months ended March 31, 2021, up from $77.0 million for the three months ended March 31, 2020, which represents revenue growth of 36.2%. Our historical rate of growth may not be sustainable or indicative of our future rate of growth. For example, while acquisitions have significantly contributed to our growth to date, we may make fewer or no acquisitions in the future. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our base of customers may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.
To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our technology infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular software engineers, may be constrained.
A key element of how we manage our growth is our ability to scale our capabilities and satisfactorily implement our solutions for our customers’ needs. Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees.
We have experienced net losses in the past and we may not achieve profitability in the future.
We have incurred significant operating losses since our inception. Our net loss was $93.7 million and $60.0 million for the years ended December 31, 2019 and 2020, respectively, and $16.0 million for the three months ended March 31, 2021. Our operating expenses may increase substantially in the foreseeable future as we continue to invest to grow our business and build relationships with or clients and partners, develop new solutions and comply with being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we are unable to effectively manage the risks and difficulties of investing to grow our business, building relationships and developing new solutions as we encounter them, our business, financial condition and results of operations may suffer.
We may continue to experience significant quarterly and annual fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict.
Historically, we have experienced fluctuations in period to period operating results, with stronger results and higher revenue in the second and third quarters of the year, and our quarterly and annual operating results may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results may not be a predictor of our future performance.

Factors that may affect our operating results and the ability to predict our future results and trajectory include:
•	our ability to increase sales to existing customers and to renew agreements with our existing customers at comparable prices;
•	our ability to attract new customers with greater needs for our services;
•	changes in our pricing policies or those of our competitors, or pricing pressure on our software and related services;
•	periodic fluctuations in demand for our software and services and volatility in the sales of our solutions and services;
•	the success or failure of our acquisition strategy;
•	our ability to timely develop and implement new solutions and services, as well as improve and enhance existing solutions and services, in a manner that meets customer requirements;
•	our ability to hire, train and retain key personnel;
•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products or services;
•	our ability to control costs, including our operating expenses;
•	any significant change in our facilities-related costs;
•	the timing of hiring personnel and of large expenses such as those for third-party professional services;
•	general economic conditions;
•	our ability to appropriately resolve any disputes relating to our intellectual property; and
•	the impact of a recession, pandemic or any other adverse global economic conditions on our business, including the impact of the ongoing COVID-19 pandemic.
We have in the past experienced, and we may experience in the future, significant variations in our level of sales. Such variations in our sales have led and may lead to significant fluctuations in our cash flows, revenue and deferred revenue on a quarterly and annual basis. Failure to achieve our quarterly goals will decrease our value and, accordingly, the value of our securities.
We may reduce our rate of acquisitions and may be unsuccessful in achieving continued growth through acquisitions.
Since April 2017, we have consummated 49 acquisitions and have generated significant growth through acquisitions. Although we expect to continue to acquire companies and other assets in the future, such acquisitions pose a number of challenges and risks, including the following:
•	the ability to identify suitable acquisition candidates or acquire additional assets at attractive valuations and on favorable terms;
•	the availability of suitable acquisition candidates;
•	the ability to compete successfully for identified acquisition candidates, complete acquisitions or accurately estimate the financial effect of acquisitions on our business;
•	higher than expected or unanticipated acquisition costs;
•
effective integration and management of acquired businesses in a manner that permits the combined company to achieve the full revenue and cost synergies and other benefits anticipated to result from the acquisition, due to difficulties such as incompatible accounting, information management or other control systems;

•	retention of an acquired company’s key employees or customers;
•	contingent or undisclosed liabilities, incompatibilities and/or other obstacles to successful integration not discovered during the pre-acquisition due diligence process;

•	the availability of management resources to evaluate acquisition candidates and oversee the integration and operation of the acquired businesses;
•	the ability to obtain the necessary debt or equity financing, on favorable terms or at all, to finance any of our potential acquisitions;
•	increased interest expense, restructuring charges and amortization expenses related to intangible assets;
•	significant dilution to our shareholders for acquisitions made utilizing our securities; and
•	the ability to generate cash necessary to execute our acquisition strategy and/or the reduction of cash that would otherwise be available to fund operations or for other purposes.
While our acquisition strategy leverages our experience and utilizes internal criteria for evaluating acquisition candidates and prospective businesses, there can be no guarantee that each business will have all of the positive attributes we seek. If we complete an acquisition that does not meet some or all of our criteria, such acquisition may not be as successful as one involving a business that does meet most or all of our criteria. There can be no assurance that our criteria are accurate or helpful indicators of success, and we may fail or opt not to acquire successful businesses that do not otherwise satisfy our internal requirements and preferences. In addition, we will consider acquisitions outside of our existing vertical markets and in industries or services in which we have limited expertise or experience. While we will endeavor to evaluate the risks inherent in any particular acquisition candidate, there can be no assurance that we will adequately ascertain or assess all of the significant risk factors to such new markets, industries or services.
Even if we are able to complete acquisitions and other investments, such activities may not ultimately strengthen our competitive position or achieve our strategic goals and could be viewed negatively by existing or prospective customers, investors or others. We may not realize the anticipated benefits of any or all of our acquisitions or other investments in the time frame expected or at all. For example, the process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. Further, acquisitions and consolidations may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our current business. Acquisitions can also result in a complex corporate structure with different systems and procedures in place across various acquired entities, particularly during periods in which acquired entities are being integrated or transitioned to our preferred systems and procedures. Initiatives to integrate these disparate systems and procedures can be challenging and costly, and the risk of failure high.
The occurrence of any of these factors may result in a decrease in any or all acquisition activity and otherwise adversely impact our options, which may lead to less growth and a deterioration of our financial and operational condition.
Revenues and profits generated through acquisitions may be less than anticipated, and we may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, resulting in unanticipated costs, losses or a decline in profits, as well as potential impairment charges. Claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller’s indemnification obligations.
In evaluating and determining the purchase price for a prospective acquisition, we estimate the future revenues and profits from that acquisition based largely on historical financial performance. Following an acquisition, we may experience some attrition in the number of clients serviced by an acquired provider of billing and payment solutions and marketing and customer retention services. Should the rate of post-acquisition client attrition exceed the rate we forecasted, the revenues and profits from the acquisition may be less than we estimated, which could result in losses or a decline in profits, as well as potential impairment charges. Moreover, the anticipated benefits of any acquisition, including our revenue or return on investment assumptions, may not be realized.
We perform a due diligence review of each of our acquisition targets. This due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition, exposing us to potentially significant, unanticipated costs, as well as potential impairment charges. Although a seller generally may have indemnification obligations to us under an acquisition or merger agreement, these obligations usually will be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. Certain transactions are also subject to limitations of the scope of a Representation and Warranty Insurance policy. We cannot assure you that our right to indemnification from any seller will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, results of operations and financial condition. In addition, our insurance does not cover all of our potential losses, and we are subject to various self-insured retentions and deductibles under our insurance. Although we believe we have sufficient reserves for contingencies, a judgment may be rendered against us in cases in which we could be uninsured or which exceed the amounts that we currently have reserved or anticipate incurring for such matters.
In order to support the growth of our business and our acquisition strategy, we may need to incur additional indebtedness or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all and may result in substantial dilution to our stockholders.
Our operations have consumed substantial amounts of cash since inception and we intend to continue to make significant investments to support our business growth, acquire complementary businesses and technologies, respond to business challenges or opportunities, develop new solutions and services, and enhance our existing solutions and services and operating infrastructure. Our net cash provided (used) by operating activities was $57.5 million in 2020 and $(5.4) million for the first quarter of 2021. We had cash and cash equivalents of $87.0 million and restricted cash of $2.0 million as of March 31, 2021. We received an additional $105.8 million in May 2021 from the sale of Series C convertible preferred stock.
Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:
•	finance unanticipated working capital requirements;
•	acquire complementary businesses, technologies, solutions or services;
•	develop or enhance our technological infrastructure and our existing solutions and services;
•	fund strategic relationships, including joint ventures and co-investments; and
•	respond to competitive pressures.
Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to continue to expand our share of our existing vertical markets or expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.
Our future growth and profitability depend, in part, upon our continued expansion within the vertical markets in which we currently operate, the emergence of other vertical markets for our solutions and our ability to penetrate new vertical markets. As part of our strategy to expand into new vertical markets, we look for acquisition opportunities and partnerships that will allow us to increase our market penetration, technological capabilities, offering of solutions and distribution capabilities. We may not be able to successfully identify suitable acquisition or partnership candidates in the future, and if we do, they may not provide us with the benefits we anticipated.
Our expansion into new vertical markets also depends upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or take longer than we may anticipate. Further, as positive references from existing customers are vital to expanding into new vertical and geographic markets within the service economy, any dissatisfaction on the part of existing customers may harm our brand and reputation and inhibit market acceptance of our services. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenues and earnings.
We face intense competition in each of the industries in which we operate, which could negatively impact our business, results of operations and financial condition and cause our market share to decline.
The market for our solutions and services is highly competitive and subject to rapidly changing technology, shifting customer needs and frequent introductions of new products and services. As our platform is utilized across industries, we compete in a variety of highly fragmented markets and face competition from a variety of sources, including manual processes, basic PC tools, homegrown solutions, as well as from vertically-specialized and horizontal competitors. Vertically-specialized competitors include mobile sales applications and field service management platforms in Home Services, EHR / EMR and practice management platforms in Health Services, and facility and employee management and member management and programming platforms in Fitness & Wellness Services. Horizontal competitors include Salesforce for CRM, Intuit for financial products, Square for payments and HubSpot for marketing related solutions.
We expect the intensity of competition to increase in the future as new companies enter our markets and existing competitors develop stronger capabilities. Our competitors may be able to devote greater resources to the development, promotion and sale of their offerings than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs and achieve wider market acceptance. Because the barriers to entry into our industry are generally low, we expect to continue to face competition from new entrants. We also encounter competition from a broad range of firms which possess greater resources than we do, and small independent firms that compete primarily on the basis of price. We may not compete effectively and competitive pressures might prevent us from acquiring and maintaining the customer base necessary for us to be successful.
We may also potentially face competition from our current partners. Our partners, including our integration partners for our Electronic Health Record and Practice Management solutions within Health Services, our business management software solutions within Home Services and our payment and customer relationship management solutions within Fitness & Wellness Services, as well as our third-party payment processing partners, could become our competitors by offering similar services. Some of our partners offer, or may begin to offer, services in the same or similar manner as we do. Although there are many potential opportunities for, and applications of, these services, our partners may seek opportunities or target new clients in areas that may overlap with those that we have chosen to pursue.
We may face competition from companies that we do not yet know about. If existing or new companies develop or market products or services that are similar to ours, develop entirely new solutions, acquire one of our existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.
The industries in which we operate are rapidly evolving and the market for technology-enabled services that empower SMBs is relatively immature and unproven. If we are not successful in promoting the benefits of our solutions and services, our growth may be limited.
Our three current verticals represent markets for our solutions and services that are subject to rapid and significant change. The market for software and technology-enabled services that empower SMBs is characterized by rapid technological change, new product and service introductions, consumerism and engagement, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of these markets due in part to the rapidly evolving nature of the businesses within our Home Services, Health Services and Fitness & Wellness Services verticals, the technology industries that support these businesses and the substantial resources available to our existing and potential competitors. The market for technology-enabled services within these verticals is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption.

In order to remain competitive, we are continually involved in a number of projects to compete with these new market entrants by developing new services, growing our client base and penetrating new markets. Some of these projects include the expansion of our integration capabilities around our vertical markets, such as field service management, EHR, PM and other solutions. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our clients.
Consolidation in the industries in which we operate could decrease demand for our solutions and services by existing and potential clients in such industries.
Participants and businesses in the industries in which we operate may consolidate and merge to create larger or more integrated entities with greater market power. We expect regulatory, economic and other conditions to result in additional consolidation in the future. As consolidation accelerates, the economies of scale of our clients’ organizations may grow. If a client experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our solutions and services. In addition, if an existing independent client elects to become a part of a franchise group, or if an existing franchise client opts to change to a different franchise group, such clients may be required by the terms of their respective franchise group to use different solutions and services, which would have an adverse impact on our operations and demand for our solutions. Furthermore, as companies consolidate to create larger and more integrated entities with greater market power, these new entities may try to use their market power to negotiate fee reductions for our solutions and services. Finally, consolidation may also result in the acquisition or future development by our customers of products and services that compete with our solutions and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.
We are dependent on payment card networks, such as Visa and MasterCard, and payment processors, such as Worldpay and PayPal, and if we fail to comply with the applicable requirements of our payment network or payment processors, they can seek to fine us, suspend us or terminate our registrations through our bank sponsors.
We have entered into agreements with certain payment processors, including Worldpay and PayPal, in order to enable our clients’ processing of credit, debit and prepaid card transactions through the card networks, such as Visa and MasterCard. Pursuant to these agreements with payment processors, we are registered with the card networks as an independent sales organization (ISO) of our sponsor bank or as a payment facilitator, and are subject to the card network rules and certain other obligations. The payment networks routinely update and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to bank sponsors and ISOs), merchant chargeback standards and the Payment Card Industry Data Security Standards, or PCI DSS. The rules of the card networks are set by their boards, which may be influenced by card issuers, some of which offer competing transaction processing services.
If we fail to comply with the applicable rules and requirements of the payment card networks or payment processors, they could suspend or terminate our registration. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks or payment processors seeking to fine us, or suspend or terminate our registrations which allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale. Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments or other assessments of our compliance with the PCI DSS. Such activities may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach. In the regular course of business, we enter into standard form contracts with a number of payment processors for the provision of payment processing and related services. Our contracts with payment processors, including Worldpay and PayPal, include standard confidentiality, indemnification and data protection obligations, among others. Our contracts with Worldpay and PayPal provide for certain termination events, such as material breach, and are subject to automatic annual renewal unless terminated by either party upon prior notice or for cause. The termination of our registration with the payment networks or our relationships with the payment processors, or any changes in payment network, payment processor or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our settlement activities, the payment networks or payment processors may no longer allow us to provide these services, which would require us to spend additional resources to obtain settlement services from a third-party provider. In addition, if we were precluded from processing Visa and MasterCard transactions, which we access through our payment processor arrangements, we would lose substantially all of our revenue.
We are also subject to the operating rules of the National Automated Clearing House Association, or NACHA, a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.
If we cannot keep pace with rapid developments and changes in the electronic payments market or are unable to introduce, develop and market new and enhanced versions of our software solutions, we may be put at a competitive disadvantage with respect to our services that incorporated payment technology.
Payment-related transactions comprised approximately 14% of our revenue in 2020. The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors, including products and services that enable card networks and banks to transact with consumers directly. To remain competitive, we continually pursue initiatives to develop new solutions and services to compete with these new market entrants. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client acceptance. In addition, new solutions and offerings may not perform as intended or generate the business or revenue growth expected. Any delay in the delivery of new solutions and services or the failure to differentiate our solutions and services or to accurately predict and address market demand could render our solutions and services less desirable, or even obsolete, to our clients and to our distribution partners. Furthermore, even though the market for integrated payment processing solutions and services is evolving, it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new solutions and services targeted at this market. Any of the foregoing could have a material and adverse effect on our operating results and financial condition.
The continued growth and development of our payment processing activities will depend on our ability to anticipate and adapt to changes in consumer behavior. For example, consumer behavior may change regarding the use of payment card transactions, including the relative increased use of crypto-currencies, other emerging or alternative payment methods and payment card systems that we or our processing partners do not adequately support or that do not provide adequate commissions to parties like us. Any failure to timely integrate emerging payment methods into our software, to anticipate consumer behavior changes or to contract with processing partners that support such emerging payment technologies could cause us to lose traction among our customers or referral sources, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.
The solutions and services we deliver are designed to process complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Our technology offerings must also integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our solutions and services to adapt to changes and innovation in these technologies. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new solution or service could result in significant processing or reporting errors or other losses. If we do not deliver a promised new solution or service to our clients or distribution partners in a timely manner or the solution or service does not perform as anticipated, our development efforts could result in increased costs and a loss in business that could reduce our earnings and cause a loss of revenue. We also rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies, including software and hardware. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations would be materially adversely affected.

Real or perceived errors, failures or bugs in our solutions could adversely affect our business, results of operations, financial condition and growth prospects.
Our customers expect a consistent level of quality in the provision of our solutions and services. The support services that we provide are also a key element of the value proposition to our customers. However, complex technological solutions such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Errors will affect the implementation, as well as the performance, of our solutions and software and could delay the development or release of new solutions or new versions of solutions, adversely affect our reputation and our customers’ willingness to buy solutions from us, and adversely affect market acceptance or perception of our solutions. We may also experience technical or other difficulties in the integration of acquired technologies and software solutions into our existing platforms and applications. Any such errors or delays in introducing or implementing new or enhanced solutions or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs, cause us to lose significant customers, negatively affect our ability to attract new clients, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition.
Unauthorized disclosure, destruction or modification of data, disruption of our software or services or cyber breaches could expose us to liability, protracted and costly litigation and damage our reputation.
We are responsible both for our own business and to a significant degree for acts and omissions by certain of our distribution partners and third-party vendors under the rules and regulations established by the payment networks, such as Visa, MasterCard, Discover and American Express, and the debit networks. We and other third parties collect, process, store and transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates or other payment card information, drivers’ license numbers and bank account numbers, and we have ultimate liability to the payment networks and member financial institutions that register us with the payment networks for our failure, or the failure of certain distribution partners and third parties with whom we contract, to protect this data in accordance with payment network requirements. Certain of our software and technology-enabled services are intended for use in collecting, storing and displaying clinical and health care-related information used in the diagnosis and treatment of patients and in related health care settings such as registration, scheduling and billing. We attempt to limit by contract our liability, however, the limitations of liability set forth in the contracts may not be enforceable or otherwise protect us from liability, and we may also be subject to claims that are not covered by contract. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any claim, prove to be adequate or continue to remain available on acceptable terms, if at all. The loss, destruction or unauthorized modification of client or cardholder data could result in significant fines, sanctions and proceedings or actions against us by the payment networks, governmental bodies, our customers, our clients’ customers or others, which could have a material adverse effect on our business, financial condition and results of operations. Any such sanction, fine, proceeding or action could result in significant damage to our reputation or the reputation of our customers, negatively impact our ability to attract or retain customers, force us to incur significant expenses in defense of these proceedings, disrupt our operations, distract our management, increase our costs of doing business and may result in the imposition of monetary liability. A significant cybersecurity breach could also result in payment networks prohibiting us from processing transactions on their networks or the loss of our financial institution sponsorship that facilitates our participation in the payment networks, either of which could materially impede our ability to conduct business.
In addition our products and services may themselves be targets of cyber-attacks that attempt to sabotage or otherwise disable them, and the defensive and preventative measures we take ultimately may not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite our efforts to create security barriers against such threats, it is virtually impossible for us to eliminate these risks entirely. Any such breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products. Additionally, the information stored on our networks could be accessed, publicly disclosed, lost or stolen, any of which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, customers and transactions, increased remedial costs, or costly litigation, and may therefore adversely impact market acceptance of our products and services and may seriously affect our business, financial condition or results of operations.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks on their websites, mobile applications, and infrastructure. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data), disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insider threats. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Numerous and evolving cybersecurity threats, including advanced and persisting cyber-attacks, cyber-extortion, ransomware attacks, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure could compromise the confidentiality, availability, and integrity of the data in our systems.
We could be subject to breaches of security by hackers or other malicious actors. Although we proactively employ multiple measures to defend our systems against intrusions and attacks and to protect the data we collect, our measures may not prevent unauthorized access or use of sensitive data. We experience cyber-attacks and other security incidents of varying degrees from time to time, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. We may be required to expend significant additional resources in our efforts to modify or enhance our protective measures against evolving threats. A breach of our system or a third-party system upon which we rely may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter our clients and potential clients from using electronic payments generally and our solutions and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or by the payment networks. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.
Although we generally require that our agreements with our distribution partners and service providers who have access to client and customer data include confidentiality obligations that restrict these parties from using or disclosing any client or customer data except as necessary to perform their services under the applicable agreements, there can be no assurance that these contractual measures will prevent the unauthorized disclosure of business or client data, nor can we be sure that such third parties would be willing or able to satisfy liabilities arising from their breach of these agreements. Any failure by such third parties to adequately take these protective measures could result in protracted or costly litigation.
In addition, our agreements with our bank sponsors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of business and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our bank sponsor agreements.
Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures and those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyber-attacks) and the mishandling of data by our employees and contractors, then our reputation, business, results of operations and financial condition could be adversely affected.

Our estimated total addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our total addressable market or the various markets in which we operate, our future growth opportunities may be limited.
We estimate the total addressable market, or TAM, for our current solutions for service SMBs was approximately $1.3 trillion globally in 2020, of which approximately $520 billion was in North America, which refers to the United States and Canada. Of the $520 billion, we estimate a $59 billion opportunity in Home Services, a $84 billion opportunity in Health Services, a $21 billion opportunity in Fitness & Wellness Services, and a $356 billion opportunity in other services categories. We have based our estimates on a number of internal and third-party estimates and resources, including, without limitation, third party reports and the experience of our management team across these industries. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current solutions and services may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our the annual total addressable market for our solutions and services may be smaller than we have estimated, our future growth opportunities and sales growth may be impaired, any of which could have a material adverse effect on our business, financial condition and results of operations.
We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We refer to a number of operational metrics herein, including Pro Forma Revenue Growth Rate, Adjusted Gross Profit, Adjusted EBITDA, monthly net pro forma revenue retention rate, lifetime value of a customer and other metrics. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or over count performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring savings, the use of our solutions, services and offerings and other metrics. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.
Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance and utilization of our solutions.
Our ability to increase our customer base and achieve broader market acceptance of our solutions and services will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. An important component of our growth strategy is to increase the cross-selling of our solutions and services to current and future SMB customers. However, if our sales force is not successful in doing so, or our existing and potential customers find our additional solutions and services to be unnecessary or unattractive, we may not be able to increase our customer base. We have invested, and plan to continue to invest, significant resources in expanding our direct-to-SMB sales force as well as our sales force focused on identifying new strategic partners. However, we may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time.
We also dedicate significant resources to sales and marketing programs. The effectiveness and cost of our online advertising has varied over time and may vary in the future due to competition for key search terms, changes in search engine use, and changes in the search algorithms and rules used by major search engines. These efforts will require us to invest significant financial and other resources. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue.
If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations may be harmed.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing clients and the customers or patients that they serve and to our ability to attract new clients. As our marketing efforts depend significantly on positive recommendations and referrals from our current and past SMB customers, a failure to maintain and provide high-quality solutions and services, or a market perception that we do not maintain or provide high-quality solutions and services, may harm our reputation and impair our ability to secure new customers. Any decisions we make regarding regulatory compliance, user privacy, payments and other issues, and any media, legislative or regulatory scrutiny of our business, or our current or former directors, employees, contractors, or vendors, could negatively affect our brands. If we do not successfully maintain and enhance the integrity, quality, efficiency and scalability of our software and systems, as well as our reputation and brand recognition among our customers and the end customers they serve, our business may not grow and we could lose existing customers, which would harm our business, results of operations and financial condition. For example, the success of our digital lead generation capabilities within our EverPro platform depends, in part, on our ability to establish and maintain relationships with quality and trustworthy home service professionals and home improvement contractors, such as home maintenance technicians and security alarm professionals operating in both residential and commercial settings. We provide our home service professionals with solutions to capture and manage lead generations to residential homeowners and business owners, who in turn want to work with home service professionals whom they can trust to provide quality workmanship. Unsatisfactory work performed by any of our recommended home service professionals could result in bad publicity and related damage to our reputation and/or litigation, which in turn may adversely affect our business, financial condition and results of operations.
Further, the promotion of our platforms and services may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, could make it substantially more difficult for us to attract new customers.
If we are unable to retain our current customers, which are primarily SMBs, or sell additional functionality and services to them, our revenue growth may be adversely affected.
To increase our revenue, in addition to acquiring new customers, we must continue to retain existing clients and convince them to expand their use of our solutions and services by increasing the number of users and incenting them to pay for additional functionality. Many of our clients are SMBs, which can be more difficult to retain than large enterprises as SMBs often have higher rates of business failures and more limited resources and are typically less able to make technology-related decisions based on factors other than price. Further, SMBs are fragmented in terms of size, geography, sophistication and nature of business and, consequently, are more challenging to serve at scale and in a cost-effective manner. As a result, we may be unable to retain existing clients or increase the usage of our solutions and services by them, which would have an adverse effect on our business, revenue and other operating results, and accordingly, on the trading price of our common stock.
Our ability to sell additional functionality to our existing customers may require more sophisticated and costly sales efforts, especially for our larger customers with more senior management and established procurement functions. Similarly, the rate at which our customers purchase additional solutions from us depends on several factors, including general economic conditions and the pricing of additional functionality. SMBs are typically more susceptible to such factors and any adverse changes in the economic environment or business failures of our SMB customer may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do. If our efforts to sell additional functionality to our clients are not successful, our business and growth prospects would suffer.

While some of our contracts are non-cancelable annual subscription contracts, most of our contracts with clients primarily consist of open-ended arrangements that can be terminated by either party without penalty, generally upon providing 30-day notice. Our clients have no obligation to renew their subscriptions for our solutions and services after the expiration of their subscription period. For us to maintain or improve our operating results, it is important that our customers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base in terms of size, industry, and geography. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including consumer spending levels, client satisfaction with our solutions and services, decreases in the number of users, changes in the type and size of our customers, pricing changes, competitive conditions, the acquisition of our customers by other companies, and general economic conditions. If our customers do not renew their subscriptions, our revenue and other operating results will decline and our business will suffer. If our renewal or expansion rates fall significantly below the expectations of the public market, securities analysts, or investors, the trading price of our common stock would likely decline.
Further, we have key customers and a more pronounced customer concentration in certain markets. Consequently, the loss of any of our key customers or any significant reduction in their usage of our solutions and services may reduce our sales revenue and net profit. There can be no guarantee that our key customers will not in the future seek to source some or all of their solutions and services from competitors or begin to develop such solutions or services in-house. Any loss, change or other adverse event related to our key customer relationships could have an adverse effect on our business, results of operations and financial condition.
Our systems and our third-party providers’ systems, including Worldpay, PayPal and other payment processing partners, may fail, or our third-party providers may discontinue providing their services or technology generally or to us specifically, which in either case could interrupt our business, cause us to lose business and increase our costs.
We rely on our systems, technology and infrastructure to perform well on a consistent basis. From time to time in the past we have experienced (and in the future we may experience) occasional interruptions that make some or all of this framework and related information unavailable or that prevent us from providing solutions and services. Any such interruption could arise for any number of reasons. We also rely on third parties, such as Worldpay, PayPal and other payment processing partners, for specific services, software and hardware used in providing our solutions and services. Some of these organizations and service providers are our competitors or provide similar services and technology to our competitors, and we may not have long-term contracts with them. If these contracts are canceled or we are unable to renew them on commercially reasonable terms, or at all, our business, financial condition and results of operation could be adversely impacted. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our clients and, if we cannot find alternate providers quickly, may cause those clients to terminate their processing agreements with us. We will continually work to expand and enhance the efficiency and scalability of our framework to improve the consumer and service professional experience, accommodate substantial increases in the number of visitors to our various platforms, ensure acceptable load times for our various solutions and services and keep up with changes in technology and user preferences. If we do not do so in a timely and cost-effective manner, the user experience and demand across our brands and businesses could be adversely affected, which could adversely affect our business, financial condition and results of operations.
Our systems and operations or those of our third-party technology vendors could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency and similar events. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. While we and the third parties upon whom we rely have certain backup systems in place for certain aspects of our respective frameworks, none of our frameworks are fully redundant and disaster recovery planning is not sufficient for all eventualities. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•	loss of revenues;
•	loss of clients;

•	loss of client and cardholder data;
•	fines imposed by payment networks;
•	harm to our business or reputation resulting from negative publicity;
•	exposure to fraud losses or other liabilities;
•	additional operating and development costs; or
•	diversion of management, technical or other resources, among other consequences.
To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our solutions, our business, operating results and financial condition would be adversely affected.
If lower margin solutions and services grow at a faster rate than our higher margin solutions and services, we may experience lower aggregate profitability and margins.
While we have experienced significant growth across our offering of solutions and services, certain solutions and services, such as our marketing technology solutions, have lower margins as compared to our subscription and transaction fee services, such as our vertical business management software and integrated payment solutions. For the year ended December 31, 2020, subscription and transaction fees and marketing technology solutions generated 69.0% and 25.6%, respectively, of our total revenues. For the three months ended March 31, 2021, subscription and transaction fees and marketing technology solutions generated 71.7% and 24.2%, respectively, of our total revenues. To the extent our lower margin solutions and services grow as a portion of our overall business, there may be an adverse impact on our aggregate profitability and margins. Due primarily to acquisitions involving marketing technology solutions during the periods, marketing technology solutions revenue increased 130.1% in the year ended December 31, 2020 compared to the year ended December 31, 2019, whereas revenue from subscription and transaction fees increased 23.9%. In the three months ended March 31, 2021, marketing technology solutions revenue increased 67.2% compared to the three months ended March 31, 2020, whereas revenue from subscription and transaction fees only increased 33.1%. To the extent our marketing technology solutions revenue grows at a faster rate, whether by acquisition or otherwise, than our subscription and transaction fees revenue, it could negatively impact our cost of revenues as a percentage of revenue.
In addition, we may be unable to achieve satisfactory prices for our offerings or maintain prices at competitive levels across our offering of solutions and services. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could decline. We will continue to be subject to significant pricing pressure, and expect that we will continue to experience growth across our offerings, including in respect of our lower margin solutions, such as our marketing technology solutions, which will likely have a material adverse effect on our margins.
The outbreak of the novel strain of coronavirus disease has impacted, and a future pandemic, epidemic or outbreak of an infectious disease in the United States could impact, our business, financial condition and results of operations, as well as the business or operations of third parties with whom we conduct business.
In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. The COVID-19 pandemic and related health concerns relating to the outbreak has significantly increased economic uncertainty and has caused economies, businesses, markets and communities around the globe to be disrupted, and in many cases, shut-down. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures, as well as the development and controlled distribution of vaccines. In the interest of public health, many governments closed physical stores and business locations deemed to be non-essential, which has caused increasing unemployment levels and for businesses to permanently close. These and other measures have also negatively impacted consumer spending and business spending habits, and have adversely impacted and may further impact our workforce and operations and the operations of our customers across industries and markets. For example, in March 2020, in compliance with the local, state and federal government regulations, we transitioned our worldwide workforce and operations to a remote, work-from-home setting, with the exception of certain customer support personnel. In the second quarter of

2020 we completed a reduction in our workforce. We also reduced other operating expenses in an effort to maintain profitability and cash flow. Although certain measures are beginning to ease in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time, and certain geographic regions are experiencing a resurgence of COVID-19 infections. The duration and severity of this pandemic is unknown and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.
Given the uncertainty around the duration and extent of the COVID-19 pandemic, we expect the evolving COVID-19 pandemic to continue to impact our business, financial condition, results of operations and liquidity, but cannot accurately predict at this time the future potential impact on our business, financial condition, results of operations or liquidity. Many SMBs, including customers in each of our three current verticals, have been adversely impacted by the COVID-19 pandemic. For example, various government measures, community self-isolation practices and shelter-in-place requirements, as well as the perceived need by individuals to continue such practices to avoid infection, have generally reduced our customers operations and demand for their products and services. At the initial peak of the pandemic, nearly all fitness studios and gyms were closed and many locations remain closed, either on a permanent basis or until they are permitted to open by local regulations. Such regulations may also impose stringent guidelines with respect to the operations of studios and gyms, including a reduced number of class participants, increased spacing requirements and restrictions on sharing equipment. These requirements and any associated compliance costs have had and may continue to have an adverse impact on the operations of our Fitness & Wellness Services customers and accordingly on our operations and business as well. Similarly, Health Services was and continue to be significantly impacted by the COVID-19 pandemic. For example, many patients have avoided or been encouraged not to visit hospitals, physicians and other services provides or to undergo optional or elective procedures and treatments.
Conversely, pandemics, epidemics and outbreaks may significantly and temporarily increase demand in certain industries and markets in which we operate. For example, the COVID-19 pandemic has generally increased demand for, and utilization of, telehealth services, and has increased demand from customers shifting to technology-focused, digital-first business models. While such increases may help to offset the decline of business and demand in other industries, there can be no assurance that these levels of interest, demand and use will continue at current levels or will not decrease during or after the pandemic. Federal and state budget shortfalls, exacerbated by the COVID-19 pandemic could lead to potential reductions in funding for Medicare and Medicaid. Further reductions in reimbursements from Medicare and Medicaid could lead to our Health Services customers postponing expenditures on information technology and related services.
In addition, preventative and precautionary measures that we, other businesses, our communities and governments have and are taking in response to the COVID-19 pandemic may continue to adversely affect elements of our business. We have taken temporary precautionary measures intended to help mitigate the risk of the coronavirus to our employees, including the transition of our worldwide workforce and operations to a remote, work-from-home setting in March 2020, and our subsequent efforts to supply our employees with the necessary equipment and tools to work-from-home. It is possible that such widespread remote work arrangements and reduced capacities could have a negative impact on our operations and the productivity and availability of key personnel and other employees necessary to conduct our business, or otherwise cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. The increase in remote working may also result in consumer and patient privacy, IT security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.
Further, while the potential economic impact brought by and the duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which could result in a reduction in our ability to access capital that could adversely affect our liquidity.
The full extent to which the outbreak of COVID-19 will impact our business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the emergence of variants and strains of the virus, the actions to contain the virus or treat its impact, including the development and distribution of vaccines, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
We are subject to economic and political risk, the business cycles of our clients and changes in the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.
We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions, particularly in the United States, or increases in interest rates, could adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. A reduction in the amount of consumer or commercial spending could result in a decrease in our revenue and profits. If our customers make fewer purchases or sales of products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.
While we attempt to minimize our exposure to economic or market fluctuations by serving a balanced mix of end markets and geographic regions, any significant or sustained downturn in a specific end market or geographic region can impact our business and that of our customers. These factors may make it difficult for our customers and us to accurately forecast and plan future business activities; neither we nor our customers can predict the timing, strength or duration of any economic downturn or subsequent recovery. Furthermore, if a significant portion of our customers are concentrated in a specific geographic area or industry, our business may be disproportionately affected by negative trends or economic downturns in those specific geographic areas or industries. These factors may also cause our customers to reduce their capital expenditures, alter the mix of services purchased and otherwise slow their spending on our services. In addition, due to these conditions, many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in contracts that we might not deem acceptable. These conditions and factors may reduce the demand for our services and solutions, and more generally may adversely affect our business, results of operations and financial condition.
A weakening in the economy could have a negative impact on our customers, as well as the customers they serve who purchase solutions and services using the payment processing systems to which we provide access, which could, in turn, negatively affect our business, financial condition and results of operations. Many of our clients are SMBs. To continue to grow our revenue, we must add new SMB customers, sell additional solutions and services to existing SMB customers and encourage existing SMB customers to continue doing business with us. However, a weakening in the economy could force SMBs to close at higher than historical rates in part because many of them are not as well capitalized as larger organizations and are typically less able to make technology-related decisions based on factors other than price, which could expose us to potential credit losses and future transaction declines. Further, credit card issuers may reduce credit limits and become more selective in their card issuance practices. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.
If we are unable to retain our personnel and hire additional skilled personnel, we may be unable to achieve our goals.
Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Any of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. Our success depends in part upon the reputation and influence within the industry of our senior managers who have, over the years, developed long standing and favorable relationships with our vendors, card associations, bank sponsors and other payment processing and service providers. Each of our executive officers and other key employees may terminate his or her relationship with us at any time and the loss of the services of one or a combination of our senior executives or members of our senior management team, including our Chief Executive Officer, Eric Remer, our President, Matthew Feierstein, and our Chief Financial Officer, Marc Thompson, may significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. Further, contractual obligations related to confidentiality and assignment of intellectual property rights may be ineffective or unenforceable, and departing employees may share our proprietary information with competitors in ways that could adversely impact us.
In addition, certain senior management personnel are substantially vested in their stock option grants or other equity compensation. While we periodically grant additional equity awards to management personnel and other key employees to provide additional incentives to remain employed by us, employees may be more likely to leave us if a significant portion of their equity compensation is fully vested.
We face intense competition for qualified individuals from numerous other technology companies. Often, significant amounts of time and resources are required to train technical personnel and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. Because of the technical nature of our solutions and services and the dynamic market in which we compete, any failure to attract and retain qualified personnel, as well as our contract workers, could have a material adverse effect on our ability to generate sales or successfully develop new solutions, client and consulting services and enhancements of existing solutions and services. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.
Our indebtedness could adversely affect our financial health and competitive position.
As of March 31, 2021, we had cash, cash equivalents and restricted cash of $88.9 million, $50 million of available borrowing capacity under our Revolver, no available borrowing capacity under our delayed draw term loan commitments and $791.1 million outstanding under our Credit Facilities. To service this debt and any additional debt we may incur in the future, we need to generate cash. Our ability to generate cash is subject, to a certain extent, to our ability to successfully execute our business strategy, including acquisition activity, as well as general economic, financial, competitive, regulatory and other factors beyond our control. There can be no assurance that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financing will be available to us in an amount sufficient to enable us to service our debt and fund our other liquidity needs. To the extent we are required to use our cash flow from operations or the proceeds of any future financing to service our debt instead of funding working capital, capital expenditures, acquisition activity or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less debt. There can be no assurance that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.
In addition, our Credit Agreement contains, and any agreements evidencing or governing other future debt may contain, certain restrictive covenants that limit our ability, among other things, to engage in certain activities that are in our long-term best interests and align with our business strategies or operations, including our ability to:
•	incur liens on property, assets or revenues;
•	incur or assume additional debt or amend our debt and other material agreements;
•	declare or make distributions and redeem or repurchase equity interests or issue preferred stock;

•	prepay, redeem or repurchase debt;
•	make investments;
•	engage in certain business activities; and
•	engage in certain mergers and asset sales.
In addition, under certain circumstances, we will be required to satisfy and maintain a specified financial ratio under the Credit Agreement. While we have not previously breached and are not in breach of any of these covenants, there can be no guarantee that we will not breach these covenants in the future. Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. Our failure to comply with any of these covenants or restrictions could result in an event of default under our Credit Agreement. An event of default would permit the lending banks under the facility to take certain actions, including terminating all outstanding commitments and declaring all amounts outstanding under our Credit Agreement to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and all other amounts owing or payable with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets. If payment of outstanding amounts under our Credit Agreement is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment.
Interest rate fluctuations may affect our results of operations and financial condition.
Fluctuations in interest rates could have a material effect on our business. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
In addition, the terms of any Eurocurrency borrowings under our Credit Facilities use a LIBOR rate, which represents the ICE Benchmark Administration Interest Settlement Rate, as a benchmark for establishing the rate of interest. The London Interbank Offered Rate, or LIBOR, is the subject of recent national, international, and other regulatory guidance and proposals for reform and is expected to be replaced with a new benchmark or to perform differently than in the past. While our Credit Facilities generally provide for alternative and LIBOR successor rates in the event that the existing rate cannot be determined in accordance with the terms of the agreements, the consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting, and if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of    , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It may require significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.
As a public company, we will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.
This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.
We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.
If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, including as a result of the material weakness described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on    .
In addition, as we continue to scale and improve our operations, including our internal systems and processes, we are currently implementing, and in the future may seek to implement, a variety of critical systems, such as billing, human resource information systems and accounting systems. We cannot assure you that new systems, including any increases in scale or related improvements, will be successfully implemented or that appropriate personnel will be available to facilitate and manage these processes. Failure to implement necessary systems and procedures, transition to new systems and processes or hire the necessary personnel could result in higher costs, compromised internal reporting and processes and system errors or failures. For example, we recently initiated the simultaneous implementation of a number of systems, including a new enterprise resource planning, or ERP, system that facilitates orderly maintenance of books and records and the preparation of financial statements. ERP system implementations are complex projects that require significant investment of capital and human resources, the reengineering of many business processes and the attention of many employees who would otherwise be focused on other aspects of our business. The implementation and transition to any new critical system, including our new ERP system, may be disruptive to our business if they do not work as planned or if we experience issues related to such implementation or transition, which could have a material adverse effect on our operations.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-ownership change NOLs to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Similar rules may apply under state tax laws. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with this offering, or there is a future change in our stock ownership (which may be outside of our control) that results in an ownership change, our ability to utilize NOLs could be further limited by Section 382 of the Code. U.S. federal NOLs generated in taxable years beginning on or before December 31, 2017, or pre-2017 NOLs, are subject to expiration while U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017, or post- 2017 NOLs, are not subject to expiration. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal post-2017 NOLs is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL for such post-2017 NOLs. For these and other reasons, we may not be able to realize a tax benefit from the use of our NOLs.
Government healthcare regulation, healthcare industry standards and other requirements create risks and challenges with respect to our compliance efforts and our business strategies within Health Services.
The healthcare industry is highly regulated and subject to frequently changing laws, regulations and industry standards. These laws and regulations may impact us directly or indirectly through our contracts with Health Services customers. Many healthcare laws and regulations are complex, and their application to specific solutions, services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare IT solutions and services that we provide, and these laws and regulations may be applied to our solutions and services in ways that we do not anticipate. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), efforts to repeal or materially change the ACA, and other federal and state efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or regulatory requirements could impact our operations, the use of our solutions and our ability to market new solutions, or could create unexpected liabilities for us. We have attempted to structure our business and operations to comply with laws, regulations and other requirements applicable to us and to our customers and contractors, but there can be no assurance that our business or operations will not be challenged or impacted by enforcement initiatives.
Risks Related to Intellectual Property
We may be unable to adequately protect or enforce, and we may incur significant costs in enforcing or defending, our intellectual property and other proprietary rights.
Our success depends in part on our ability to enforce and defend our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright and other intellectual property laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. However, we cannot be certain that the steps we have taken or will take to protect and enforce our intellectual property and proprietary rights will be successful. Third parties may challenge, invalidate, circumvent, infringe, misappropriate or otherwise violate our intellectual property or the intellectual property of our third-party licensors, and any of these claims or actions may result in restrictions on our use of our intellectual property or the conduct of our business. Our intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our solutions and services, design around or reverse engineer our intellectual property, and in such cases neither we nor our third-party licensors may be able to assert intellectual property rights against such parties. We also rely, and expect to continue to rely on, certain services and intellectual property that we license from third parties for use in our product offerings and services. We cannot be certain that our licensors are not infringing upon the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the third-party technology incorporated into our platform in all jurisdictions in which we may operate. Further, our contractual license arrangements may be subject to termination or renegotiation with unfavorable terms to us, and our third-party licensors may be subject to bankruptcy, insolvency and other adverse business dynamics, any of which might affect our ability to use and exploit the products licensed to us by these third-party licensors. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights

(including litigation against our third-party licensors), which is expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain the right to use third-party intellectual property could harm our business and ability to compete.
Further, existing U.S. federal and state intellectual property laws offer only limited protection and the laws of other countries in which we market our software solutions and services may afford little or no effective protection of our intellectual property. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.
We may be subject to patent, trademark and other intellectual property infringement claims, which may be time-consuming, and cause us to incur significant liability and increase our costs of doing business.
We cannot be certain that our products and services and the operation of our business do not, or will not, infringe or otherwise violate the intellectual property rights of third parties. Third parties may assert infringement claims against us with respect to current or future solutions, including for patent infringement, breach of copyright, trademark, license usage or other intellectual property rights. There may be existing patents or patent applications of which we are unaware that could be pertinent to our business; many patent applications are filed confidentially in the United States and are not published until 18 months following the applicable filing date. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. In addition, the outcome of litigation is uncertain, and any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Claims of intellectual property infringement also might require us to redesign or reengineer our affected solutions or services, enter into costly settlement or license agreements, pay costly royalties, license fees or damage awards for which we may not have insurance, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our solutions or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be materially and adversely affected.
We may be subject to claims asserting that our employees or consultants have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees and contractors who may be involved in the creation or development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in having all such employees and contractors execute such an agreement. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached, and we may be forced to bring claims against employees or third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.
We may use open source software in connection with the development and deployment of our solutions and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing or linked to open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous and almost none of them have been interpreted by U.S. or foreign courts. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.
Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Regulation
We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer and user bases, and thereby decrease our revenue.
Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or the FTC, and various state, local and foreign agencies. We collect personally identifiable information and other data from our customers and the end-customers they serve and use this information to provide services to such customers and end-customers, as well as to support, expand and improve our business.
The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. However, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. The CCPA introduces significant new disclosure obligations and provides California consumers with significant new privacy rights. We have been and will continue to be required to expend resources to comply with the CCPA.
Additionally, a new privacy law, the California Privacy Rights Act, or the CPRA, was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. Privacy laws are being considered and proposed in other states across the country, such as in New Hampshire, Illinois, Nebraska, and Minnesota. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or the CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. Broad federal privacy legislation also has been proposed. Recent and new state and federal legislation relating to privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, impose privacy, security and breach notification obligations on “covered entities,” including certain health care providers, health plans, and health care clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the U.S. Department of Health and Human Services (“HHS”), may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.
Outside of the United States, many jurisdictions have laws or regulations dealing with the collection, use, sharing, or other processing of personal information, including laws in the European Economic Area (“EEA”), Canada, Middle East, Australia, and South America. For example, the General Data Protection Regulation in the EEA and its equivalent in the United Kingdom impose a strict data protection compliance regime (which will continue to be interpreted through guidance and decisions over the coming years) including: ensuring the security of personal data using appropriate technical and organizational measures; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that valid consent or another appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Failure to comply with these laws could result fines of up to the greater of €20 million ($24 million) or 4% of global turnover, stop processing orders, or civil litigation.
We are also subject to evolving European Union laws on data export requiring that where data is transferred outside the European Union to us or third-parties, there must be suitable safeguards in place. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, issued a decision invalidating the Privacy Shield framework on which we previously relied and requiring an assessment of the transfer on a case-by-case basis taking into account the legal regime applicable in the destination country. We continue to investigate and implement contractual, organizational, and technical changes in response to the decision but we cannot guarantee that any such changes will be sufficient under applicable laws and regulations or by our customers, governments, or the public. To the extent that we transfer personal data outside of the European Economic Area or the United Kingdom, there is risk that any of our data transfers will be halted, limited, or challenged by third parties.
The federal Gramm-Leach-Bliley Act, or GLBA, includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard nonpublic personal customer information.
Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition, and results of operations. The interpretations and measures conducted by us in our efforts to comply with the applicable data protection laws may have been or may prove to be insufficient or incorrect. If our privacy or data security measures or practices fail to comply with current or future laws and regulations, we may be subject to claims, legal proceedings or other actions by individuals or governmental authorities based on privacy or data protection regulations and our commitments to customers and users, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our customers and users’ ability to use and share personal information or our ability to store, process and share personal information, demand for our solutions could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.
Through our relationships with third parties, including payment processors such as Worldpay, we must comply with certain payments and other financial services-related regulations, as well as binding industry standards, including the card network rules. Our failure to comply could materially harm our business.
The local, state, and federal laws, rules, regulations, licensing schemes, and industry standards that govern our business include, or may in the future include, those relating to underwriting, foreign exchange, payments services (such as money transmission, payment processing, and settlement services), anti-money laundering, combating terrorist financing, escheatment, international sanctions regimes, and compliance with the card network rules, PCI DSS and the NACHA Operating Rules. Each of the card networks (e.g., Visa, Mastercard, Discover and American Express) have specific rules applicable to the use of their network. We are subject to these rules pursuant to our agreements with payment processors and sponsor banks. The card network rules impose certain requirements on us, including notice and disclosure requirements, transaction monitoring. The PCI DSS, which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of an individual’s cardholder data, is applicable to operations of the Company. Failure to obtain or maintain PCI DSS compliance could result in the Company’s inability to accept or process credit card payments on its own behalf, a merchant’s inability to utilize the Company’s software to process credit card payments and remain PCI Compliant, or subject the Company to penalties and fines. Further, if the Company’s internal systems are breached or compromised, the Company may be liable significant forensic investigation costs, consumer notification-related costs, for card re-issuance costs and subject to higher fines and transaction fees. The NACHA Operating Rules, which contain compliance guidelines and standards, including with respect to our security surrounding the physical and electronic storage, processing and transmission of an individual’s bank account data, are applicable to operations of the Company pursuant to our agreement with a third party to offer our customers ACH payment capabilities. Failure to maintain compliance with the NACHA Operating Rules could result in the Company’s inability to offer ACH transaction options to our customers or subject the Company to penalties and fines. Further, if the Company’s internal systems are breached or compromised, the Company may be liable for significant forensic investigation costs and consumer notification-related costs, and subject to higher fines and transaction fees. Any or all of these results could have a material negative effect on the Company’s operations. Changes in these security standards may cause us to incur significant unanticipated expenses to meet new requirements.
As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and standards governing our business will expand as well. In addition, as our business and solutions continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing schemes, and standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.
Evaluation of our compliance efforts, as well as the questions of whether and to what extent our solutions and services could be considered money transmission, are matters of regulatory interpretation and could change over time. We have taken the position that in all cases where we do not participate in the authorization of transactions or settlement of funds, that a solution or service does not meet the definition of “engaging in financial activities” under the Gramm-Leach-Bliley Act, or GLBA, and therefore we are not subject to the requirements set forth in GLBA and its implementing Regulation P. In the future, if regulators disagree with our position with respect to GLBA or other potentially applicable laws, including those related to money transmission, or if new guidance or interpretations thereof are issued, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain licenses or regulatory approvals, including state money transmitter licenses. There can be no assurance that we will be able to obtain or maintain any such licenses, and, even if we were able to do so, there could be substantial costs and potential changes to our solutions or services involved in maintaining such licenses, which could have a material and adverse effect on our business. In addition, we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our solutions or services, require significant and costly operational changes, or prevent us from providing our solutions or services in any given market.
If we fail to comply with complex procurement laws and regulations with respect to government contracts, we could lose business and be liable for various penalties.
We must comply with laws and regulations relating to the formation, administration and performance of government contracts, which affect how we conduct business with certain governmental entities. In complying with these laws and regulations, we may incur additional costs. Any non-compliance could result in the imposition of significant fines and penalties, including contractual damages, and impact our ability to obtain additional business in the future. Our governmental entity clients periodically review our compliance with their contracts and our performance under the terms of such contracts. If we fail to comply with these contracts, laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts.
Our sending of commercial emails and text messages and certain other telephonic services must comply with the Telephone Consumer Protection Act, and future legislation, regulatory actions, or litigation could adversely affect our business.
The United States regulates marketing by telephone and email and the laws and regulations governing the use of emails and telephone calls for marketing purposes continue to evolve, and changes in technology, the marketplace or consumer preferences may lead to the adoption of additional laws or regulations or changes in interpretation of existing laws or regulations. New laws or regulations, or changes to the manner in which existing laws and regulations or interpreted or enforced, may further restrict our ability to contact potential and existing customers by phone and email and could render us unable to communicate with consumers in a cost-effective fashion. For example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender.
In addition, the Telephone Consumer Protection Act, or the TCPA, is a federal statute that protects consumers from unwanted telephone calls and faxes. Since its inception, the TCPA’s purview has extended to certain text messages sent to consumers. We must ensure that our services, including those that leverage text messaging, comply with the TCPA, including its implementing regulations and agency guidance. The scope and interpretation of the TCPA is continuously evolving and developing. While we strive to adhere to strict policies and procedures compliant with the TCPA, a court or the Federal Communications Commission, or the FCC, as the agency that implements and enforces the TCPA, may disagree with our interpretation of the TCPA and subject us to penalties and other consequences for noncompliance.
Failure to comply with obligations and restrictions related to telephone, text message and email marketing could subject us to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business. In addition, we provide certain services to our customers that involve text messaging that could be deemed to be automated dialing systems subject to restrictions under the TCPA. Consumers may bring, and have in the past brought, suit against us under the TCPA based on our services or our customers’ use of our services. In particular, determination by a court or regulatory agency that our services or our customers’ use of our services violate the TCPA could subject us to civil damages and penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, and could have an adverse effect on our business. Even an unsuccessful challenge by consumers or regulatory authorities to our services could result in adverse publicity and could require a costly response from us. In addition, any uncertainty regarding whether and how the TCPA applies to our business could increase our costs, limit our ability to grow, and have an adverse effect on our business.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
We are subject to the Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although we currently only maintain operations in the United States, as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. As we increase our international business, our risks under these laws may increase.
Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
The healthcare industry is heavily regulated at the local, state and federal levels. Our failure to comply with regulatory requirements could create liability for us or our customers, result in adverse publicity and negatively affect our business.
As one of our three key verticals is Health Services, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The healthcare industry is heavily regulated and laws, regulations and industry standards are constantly evolving due to the changing political, legislative and regulatory landscapes. There are a significant number of wide-ranging healthcare laws and regulations, including but not limited to those described below, that may be directly or indirectly applicable to our operations and relationships or the business practices of our clients. We strive to ensure that our solutions and services are, and can be used by our customers in a manner that complies with those laws and regulations. Healthcare laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our solutions or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business, results of operations and financial condition.
Healthcare Fraud. A number of federal and state laws, including anti-kickback restrictions, such as the U.S. federal Anti- Kickback Statute, or AKS, and laws prohibiting the submission of false or fraudulent claims, such as the False Claims Act apply to healthcare providers and others that provide, offer, solicit or receive payments to induce or reward referrals of items or services for which payment may be made under any federal or state healthcare program and, under certain state laws, any third-party payor. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased fraud and abuse enforcement activities, including in the healthcare IT industry. Additionally, from time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations.

In addition, our solutions and services include electronically transmitting claims for services and items rendered by providers to payers for approval and reimbursement. We also provide revenue cycle management services to our clients that include the coding, preparation, submission and collection of claims for medical service to payers for reimbursement. Such claims are governed by U.S. federal and state laws. The federal civil False Claims Act, or FCA, imposes civil penalties on any persons that knowingly submit, or cause to be submitted, a false or fraudulent claim to a federal health care program such as Medicare or Medicaid. U.S. federal law may also impose criminal penalties for intentionally submitting such false claims. Further, the FCA contains a whistleblower provision that allows a private individual to file a lawsuit on behalf of the U.S. government and entitles that whistleblower to a percentage of any recoveries. In addition, the government may assert that a claim including items and services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the False Claims Act.
It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. We may be subject to government investigations, and if our operations are found to be in violation of these laws, we may be subject to significant fines and penalties, including civil, criminal and administrative penalties, damages, exclusion from Medicare, Medicaid or other government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Any investigation or proceeding related to these laws, even if unwarranted or without merit, may have a material adverse effect on our business, results of operations and financial condition.
Security and Privacy of Health-Related Information. Federal, state and local laws regulate the privacy and security of health-related information and the circumstances under which such health-related information may be used, disclosed, transmitted and maintained. For example, HIPAA regulations require the use of uniform electronic data transmission standards and code sets for certain health care claims and payment transactions submitted or received electronically. The privacy and security regulations promulgated under HIPAA regulate the use and disclosure of individually identifiable health information. privacy and security requirements on covered entities and their business associates. HIPAA requires covered entities and business associates to develop and maintain policies with respect to the protection of, use and disclosure of electronic PHI, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a data breach. The Company’s operations could be negatively impacted by a violation of the HIPAA privacy or security rules. Additionally, if the Company or its business associates fail to comply with HIPAA or contractual requirements, or create or are otherwise involved in a HIPAA data breach, the Company may face significant fines and penalties, ongoing compliance requirements, reputational harm, contractual reimbursement, recoupment or other obligations, and private litigation brought by impacted individuals.
Promoting Interoperability Programs and Health IT Certification. The American Recovery and Reinvestment Act of 2009, or ARRA, initially required “meaningful use of certified electronic health record technology” by healthcare providers by 2015 in order to receive limited incentive payments and to avoid related reduced reimbursement rates for Medicare claims. These laws and regulations have continued to evolve over time. Further, standards and specifications implemented under these laws are subject to interpretation by the entities designated to certify such technology. While a combination of our solutions has been certified as meeting standards for certified electronic health record technology, the regulatory standards to achieve certification will continue to evolve over time. We may incur increased development costs and delays in delivering solutions if we need to upgrade our software or healthcare devices to be in compliance with these varying and evolving standards. In addition, further delays in interpreting these standards may result in postponement or cancellation of our clients’ decisions to purchase our software solutions. If our software solutions are not compliant with these evolving standards, our relationships with current customers, market position and sales could be impaired and we may have to invest significantly in changes to our software solutions.
New Information Blocking and Interoperability Rules. In March 2020, the Office of National Coordinator for Health Information Technology, or ONC, of the HHS released the “21st Century Cures Act: Interoperability, Information Blocking, and the ONC Health IT Certification Program, Final Rule.” The rule implements several of the key interoperability provisions included in the 21st Century Cures Act. Specifically, it calls on developers of certified EHRs and health IT products to adopt standardized application programming interfaces, which will help allow individuals to securely and easily access structured and unstructured electronic health information formats using smartphones and other mobile devices. This provision and others included in the new rule create a potentially lengthy list of new certification and maintenance of certification requirements that developers of EHRs and other health IT products must meet in order to maintain approved federal government certification status. Meeting and maintaining this certification status could require additional development costs. The ONC rule also implements the information blocking provisions of the 21st Century Cures Act, including identifying reasonable and necessary activities that do not constitute information blocking. Under the 21st Century Cures Act, HHS has the regulatory authority to investigate and assess civil monetary penalties against health IT developers and/or providers found to be guilty of “information blocking.” This new oversight and authority to investigate claims of information blocking could create significant risks for us and our clients and could potentially create substantial new compliance costs.
Risks Related to This Offering and Ownership of Our Common Stock
There has been no prior market for our common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.
There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our common stock will trade.
Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.
The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•	actual or anticipated fluctuations in our financial conditions and results of operations;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;
•	changes in stock market valuations and operating performance of other technology companies generally, or those in our industry in particular;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	changes in our board of directors or management;
•	sales of large blocks of our common stock, including sales by certain affiliates of Providence Strategic Growth, Silver Lake or our executive officers and directors;
•	lawsuits threatened or filed against us;
•	anticipated or actual changes in laws, regulations or government policies applicable to our business;
•	changes in our capital structure, such as future issuances of debt or equity securities;
•	short sales, hedging and other derivative transactions involving our capital stock;
•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism or responses to these events; and
•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.
The parties to our stockholders agreement will continue to hold a substantial portion of our outstanding common stock following this offering, and such parties interests may conflict with our interests and the interests of other stockholders.
Following the completion of this offering, and without giving effect to any purchases that may be made in this offering, the parties to our stockholders agreement will own approximately    % of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full). In addition, we will agree to nominate to our board of directors individuals designated by Providence Strategic Growth, Silver Lake and Eric Remer in accordance with our stockholders agreement. Providence Strategic Growth, Silver Lake and Eric Remer will each retain the right to designate directors for so long as   . See “Certain Relationships and Related Party Transactions—Stockholders Agreements.” Even when the parties to our stockholders agreement cease to own shares of our stock representing a majority of the total voting power, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our stockholders agreement will have significant influence with respect to our management, business plans and policies. In particular, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, the parties to our stockholders agreement may be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.
Further, our amended and restated certificate of incorporation, which will be in effect immediately prior to the closing of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. See “—Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our stockholders agreement and any director or stockholder who is not employed by us or our subsidiaries.”
Substantial future sales by the parties to our stockholders agreement or other holders of our common stock, or the perception that such sales may occur, could depress the price of our common stock.
Immediately following the completion of this offering, the parties to our stockholders agreement will collectively own   % of our outstanding shares of common stock (or   % if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, or the Securities Act, for so long as such parties are deemed to be our affiliates, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. These stockholders are entitled to rights with respect to the registration of their shares following this offering.

For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” We are unable to predict with certainty whether or when such parties will sell a substantial number of shares of our common stock. The sale by the parties to our stockholders agreement of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Upon completion of this offering, except as otherwise described herein, all shares of our common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates.
We and all directors, officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of at least three of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending     days after the date of this prospectus, or the restricted period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.
Immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our common stock reserved for issuance under our incentive plan. If equity securities granted under our incentive plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.
We will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon completion of this offering, certain affiliates of Providence Strategic Growth, Silver Lake and Eric Remer will own approximately   % of our common stock (or    % if the underwriters exercise their option to purchase additional shares in full) and will be parties, among others, to a stockholders agreement described in “Certain Relationships and Related Party Transactions—Stockholders Agreements.” As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of The Nasdaq Stock Market. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
•	the requirement that a majority of its board of directors consist of independent directors;
•
the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
Following this offering, we do not intend to rely on all of these exemptions. However, as long as we remain a “controlled company,” we may elect in the future to take advantage of any of these exemptions. As a result of any such election, our board of directors would not have a majority of independent directors, our compensation committee would not consist entirely of independent directors and our directors would not be nominated or selected by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the rules of The Nasdaq Stock Market.
If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.
In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.
We may remain an “emerging growth company” until as late as December 31, 2026, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Stock Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies are permitted to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this legislation for as long as we are permitted to do so. Once we become required to implement these requirements, we will incur additional compliance-related expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our solutions or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
In addition, public company reporting and disclosure obligations may cause our business and financial condition to become more visible. We believe that this increased profile and visibility may result in threatened or actual litigation from time to time. If such claims are successful, our business, operating results and financial condition may be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business, operating results and financial condition.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The assumed initial public offering price of our common stock of $  per share, the midpoint of the price range on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $  in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed   % of the total consideration paid to us by our stockholders to purchase shares of common stock to be sold by us in this offering, in exchange for acquiring approximately  % of our total outstanding shares as of March 31, 2021 after giving effect to the sale of Series C convertible preferred stock in May 2021 and this offering. If the underwriters exercise their option to purchase additional shares, if we issue any additional stock options or warrants or any outstanding stock options are exercised, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.
We have broad discretion to determine how to use the funds we receive from this offering, and may use them in ways that may not enhance our results of operations or the price of our common stock.
We have broad discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds for general corporate purposes, which may include potential acquisitions of or investments in technologies, solutions or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. The use of the net proceeds from this offering may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our results of operations, we may fail to achieve expected financial results or be required to raise additional capital, which could cause our stock price to decline. In addition, pending their use, the proceeds of this offering may be placed in investments that do not produce income or that may lose value.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:
•
amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws will generally require the approval of at least 66 2/3% of the voting power of our outstanding capital stock;

•	our staggered board;
•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;
•	our amended and restated certificate of incorporation will not provide for cumulative voting;
•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;
•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;
•	restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;
•
our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•
advance notice procedures apply for stockholders (other than the parties to our stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested stockholder” (any entity or person who, together with that entity’s or person’s affiliates and associates, owns or within the previous three years owned, 15% or more of our outstanding voting stock) for a period of three years following the date on which the stockholder became an “interested stockholder” is prohibited, provided, however, that, under our amended and restated certificate of incorporation, the parties to our stockholders agreement and any of their respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our stockholders agreement and any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect immediately prior to the closing of this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to the parties to our stockholders agreement or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. Providence Strategic Growth and Silver Lake or their affiliates and any director or stockholder who is not employed by us or our subsidiaries will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries. As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
The choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
General Risk Factors
Because we maintain and may expand our business that is located outside of the United States, our business is susceptible to risks associated with international operations.
We maintain operations outside of the United States, including in Canada, the United Kingdom, Australia and Jordan, which we may expand in the future. Conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States. These include:
•	exposure to foreign currency exchange rate risk;

•	difficulties in collecting payments internationally, and managing and staffing international operations;
•	establishing relationships with employees, independent contractors, subcontractors and suppliers in international locations;
•	the increased travel, infrastructure and legal compliance costs associated with international locations;
•	the burdens of complying with a wide variety of laws associated with international operations, including data privacy and security, taxes and customs;
•	significant fines, penalties and collateral consequences if we fail to comply with anti-bribery laws;
•	heightened risk of improper, unfair or corrupt business practices in certain geographies;
•	potentially adverse tax consequences, including in connection with repatriation of earnings;
•	increased financial accounting and reporting burdens and complexities;
•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and
•	reduced or varied protection for intellectual property rights in some countries.
We utilize and may in the future increase our utilization of independent contractors in a number of jurisdictions in which we operate, including India. The tests governing whether an employee is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for us. A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that classifies independent contractors as employees, could harm our business, financial condition and results of operations, including as a result of, among others, monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, and government fines;
The occurrence of any one of these risks could negatively affect our international operations and, consequently, have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Litigation and the outcomes of such litigation could negatively impact our future financial condition and results of operations.
In the ordinary course of our business, we are, from time to time, subject to various litigation and legal proceedings. As a public company, we may be subject to proceedings across a variety of matters, including matters involving stockholder class actions, tax audits, unclaimed property audits and related matters, employment and others. The outcome of litigation and other legal proceedings and the magnitude of potential losses therefrom, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Significant legal proceedings, if decided adversely to us or settled by us, may require changes to our business operations that negatively impact our operating results or involve significant liability awards that impact our financial condition. The cost to defend litigation may be significant. As a result, legal proceedings may adversely affect our business, financial condition, results of operations or liquidity.

We may be subject to additional tax liabilities in connection with our operations or due to future legislation, each of which could materially impact our financial position and results of operation.
We are subject to federal and state income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, and such laws and rates vary by jurisdiction. We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. There is also uncertainty over sales tax liability as a result of the U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc., which held that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years. Similarly, non-U.S. jurisdictions have imposed or proposed digital services taxes, including in connection with the Organisation for Economic Co-Operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. These taxes, whether imposed unilaterally by non-U.S. jurisdictions or in response to multilateral measures (e.g., the BEPS Project), could result in taxation of companies that have customers in a particular jurisdiction but do not operate there through a permanent establishment. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows.
Although we believe our tax practices and provisions are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made, which could materially impact our financial results. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time. Further, any changes in the taxation of our activities, may increase our effective tax rate and adversely affect our financial position and results of operations. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. No specific United States tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing Credit Agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.
We primarily depend on our subsidiaries for cash to fund operations and expenses, including future dividend payments, if any.
We do not conduct significant business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, the agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “forecast,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including capital expenditures, and our ability to achieve and maintain future profitability;

•	the sufficiency of our cash to meet our liquidity needs;
•	the demand for our offerings in general;
•	our ability to successfully execute upon our strategy;
•	our ability to successfully identify acquisition targets, acquire businesses and integrate acquired operations into our business;
•	our ability to attract new customers, expand into new products and verticals and cross-sell our existing customers;
•	our ability to build our brands, scale our existing marketing channels and unlock new ones;
•	our ability to successfully compete with existing and new competitors in our markets;
•	the size of our total addressable market and market trends, expected growth rates of these markets and our ability to grow within and further penetrate our primary markets;
•	our expectations regarding the effects of existing and developing laws and regulations;
•	our ability to comply with regulations applicable to our products and solutions;
•	our ability to develop and protect our brand;
•	our ability to maintain the security and availability of our platform;
•	our expectations and management of future growth;
•	our ability to maintain, protect and enhance our intellectual property;
•	our ability to implement, maintain and improve effective internal controls;
•	the increased expenses associated with being a public company; and
•	our anticipated uses of net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $     million (or $   million if the underwriters exercise their option to purchase additional shares of our common stock from us in full), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of common stock offered would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the assumed initial public offering price stays the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for general corporate purposes to support the growth of our business. As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. We may use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.
We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY
We do not currently conduct significant business operations of our own and will primarily only be able to pay dividends from our available cash on hand and cash distributions and other transfers received from our subsidiaries, including EverCommerce Intermediate Inc. and EverCommerce Solutions Inc., whose ability to make any payments to us will depend upon many factors, including their operating results and cash flows. We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, the operations and performance of our subsidiaries, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in agreements governing the indebtedness of our subsidiaries. Our current Credit Agreement imposes restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. In addition to these restrictions, our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we or our subsidiaries may incur. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION
The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of March 31, 2021 on:
(1)	an actual basis;
(2)
a pro forma basis to give effect to (i) the issuance of      shares of our Series C convertible preferred stock in May 2021, (ii) the Preferred Stock Conversion and (iii) the filing and effectiveness of our amended and restated certificate of incorporation; and

(3)
a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the sale and issuance by us of      shares of our common stock in this offering at the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, net of amounts recorded in accrued expenses and other current liabilities and other assets at March 31, 2021.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read this information in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.
	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents and restricted cash(1)	$88,925	$	$
Debt (including current portion of long-term debt)	766,383
Convertible preferred stock, $0.00001 par value; 125,000,000 shares authorized, 117,183,540 shares issued and outstanding, actual; zero shares authorized, issued and outstanding, pro forma and pro forma as adjusted	923,415
Stockholders’ deficit:
Preferred stock, par value $ per share; zero shares authorized, actual; and shares authorized, zero shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.00001 per share; 185,000,000 shares authorized, 43,073,327 shares issued and outstanding, actual; and shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issuede and outstanding, pro forma as adjusted	—
Additional paid-in capital	27,513
Accumulated other comprehensive income	2,089
Accumulated deficit	(447,259)
Total stockholders’ deficit	$(417,657)
Total capitalization	$1,272,141
(1)	Includes restricted cash of $2.0 million as of March 31, 2021.
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase

(decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $   million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock to be outstanding after this offering is based on     shares of our common stock outstanding as of March 31, 2021, and reflects the issuance of      shares of our Series C convertible preferred stock in May 2021 and the Preferred Stock Conversion, and does not include:
•	shares of our common stock issuable upon the exercise of outstanding options under our 2016 Plan as of March 31, 2021, at a weighted-average exercise price of $ per share;
•
   shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan; and

•
shares of our common stock that will become available for future issuance under our ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of March 31, 2021, our historical net tangible book value (deficit) was $   million, or $   per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of March 31, 2021.
As of March 31, 2021, our pro forma net tangible book value (deficit) was $   million, or $    per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2021 after giving effect to (i) the issuance of      shares of our Series C convertible preferred stock in May 2021, (ii) the Preferred Stock Conversion and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.
After giving further effect to our sale of    shares of our common stock in this offering at the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $   million, or $   per share. This represents an immediate increase in pro forma net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $   per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis to new investors:
Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$
Pro forma increase in net tangible book value (deficit) per share
Pro forma net tangible book value (deficit) per share as of March 31, 2021
Increase in pro forma net tangible book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share after our initial public offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $   per share and would increase (decrease) the dilution per share to new investors in this offering by $   per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $   per share and would increase (decrease) the dilution per share to new investors in this offering by $   per share, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, after giving effect to the pro forma adjustments described above, the difference among existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the assumed initial public offering price of $    per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price
	Number (in thousands)	Percent	Amount (in thousands)	Percent	Per Share
Existing stockholders
New investors
Total		100%		100%
$1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock to be outstanding after this offering is based on    shares of our common stock outstanding as of March 31, 2021, and reflects the issuance of      shares of our Series C convertible preferred stock in May 2021 and the Preferred Stock Conversion, and does not include:
•	shares of our common stock issuable upon the exercise of outstanding options under our 2016 Plan as of March 31, 2021, at a weighted-average exercise price of $ per share;
•
   shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan; and

•
shares of our common stock that will become available for future issuance under our ESPP, which will become effective in connection with the completion of this offering, as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The following tables present our selected consolidated financial and operating data for the periods and as of the dates indicated. The selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2018 has been derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations for the three months ended March 31, 2020 and 2021 and the consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements for the year ended December 31, 2018 and the unaudited interim consolidated financial statements on the same basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. We have included, in our opinion, all adjustments necessary to state fairly our results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or any other interim periods or any future year or period. The selected financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Consolidated Statements of Operations Data
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(unaudited)			(unaudited)
	(in thousands)
Revenues:
Subscription and transaction fees	$93,810	$187,970	$232,931	$56,498	$75,195
Marketing technology solutions	29,921	37,521	86,331	15,182	25,388
Other	5,958	16,651	18,263	5,345	4,323
Total revenues	129,689	242,142	337,525	77,025	104,906
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)(1)	29,352	73,098	115,020	27,812	35,674
Sales and marketing(1)	33,581	46,264	50,246	13,604	19,689
Product development(1)	11,208	26,124	30,386	8,452	10,325
General and administrative(1)	51,006	97,962	87,068	20,667	22,094
Depreciation and amortization	24,151	52,949	76,844	16,838	23,697
Total operating expenses	149,298	296,397	359,564	87,373	111,479
Operating loss	(19,609)	(54,255)	(22,039)	(10,348)	(6,573)
Interest and other expense, net	(13,474)	(40,004)	(41,545)	(10,751)	(12,949)
Loss on debt extinguishment	—	(15,518)	—	—	—
Net loss before income tax benefit	(33,083)	(109,777)	(63,584)	(21,099)	(19,522)
Income tax benefit	5,690	16,032	3,630	1,197	3,527
Net loss	$(27,393)	$(93,745)	$(59,954)	$(19,902)	$(15,995)
(1)	Includes stock-based compensation as follows:
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(unaudited)			(unaudited)
	(in thousands)
Cost of revenues	$—	$—	$—	$—	$1
Sales and marketing	—	—	—	—	29
Product development	—	—	—	—	33
General and administrative	7,037	30,079	10,721	846	840
Total stock-based compensation expense	$7,037	$30,079	$10,721	$846	$903

Consolidated Balance Sheet Data
	As of December 31,		Three Months Ended March 31
	2019	2020	2021
			(unaudited)
	(in thousands)
Cash, cash equivalents and restricted cash(1)	$57,344	$98,338	$88,925
Working capital(2)	46,960	57,127	55,814
Total assets	920,244	1,327,584	1,377,363
Deferred revenue, current and long-term	13,857	15,918	21,140
Long-term debt, including current portion(3)	438,763	698,332	766,383
Total liabilities	504,754	808,428	871,605
Total convertible preferred stock	690,329	908,310	923,415
Total stockholders’ deficit	(274,839)	(389,154)	(417,657)
(1)	Includes restricted cash of $2.5 million, $2.3 million as of December 31, 2019 and 2020, respectively, and $2.0 million as of March 31, 2021.
(2)
We define working capital as current assets less current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(3)	Net of debt issuance costs and discounts of $19.1 million and $27.8 million as of December 31, 2019 and 2020, respectively, and $29.9 million as of March 31, 2021.
Key Business and Financial Metrics
In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe the following key business and non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.
Pro Forma Revenue Growth Rate
	Year Ended December 31,
	2019	2020
Pro Forma Revenue Growth Rate(1)	15.8%	6.7%
(1)
Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Pro Forma Revenue Growth Rate” for a description of Pro Forma Revenue Growth Rate.

Non-GAAP Financial Measures
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Adjusted Gross Profit(1)	$100,337	$169,044	$222,505	$49,213	$69,232
Adjusted EBITDA(1)	$18,901	$41,163	$81,358	$9,033	$22,240
(1)
Adjusted Gross Profit and Adjusted EBITDA are non-GAAP financial measures. For a reconciliation of each of Adjusted Gross Profit and Adjusted EBITDA to the most directly comparable U.S. GAAP financial measure, information about why we consider such measure useful and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation —Key Business and Financial Metrics—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial and Operating Data” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
EverCommerce is a leading provider of integrated, vertically-tailored software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses, or service SMBs. Our platform spans across the full lifecycle of interactions between consumers and service professionals with vertical-specific applications. Today, we serve over 500,000 customers across three core verticals: Home Services; Health Services; and Fitness & Wellness Services. Within our core verticals, our customers operate within numerous micro-verticals, ranging from home service professionals, such as home improvement contractors and home maintenance technicians, to physician practices and therapists within health services, to personal trainers and salon owners within fitness and wellness. Our platform provides vertically-tailored SaaS solutions that address service SMBs’ increasingly specialized demands, as well as highly complementary solutions that complete end-to-end offerings, allowing service SMBs and EverCommerce to succeed in the market, and provide end consumers more convenient service experiences.
We offer several vertically-tailored suites of solutions, each of which follows a similar and repeatable go-to-market playbook: offer a “system of action” Business Management Software that streamlines daily business workflows, integrate highly complementary, value-add adjacent solutions, and complete gaps in the value chain to create end-to-end solutions. These solutions focus on addressing how service SMBs market their services, streamline operations, and retain and engage their customers.
•
Business Management Software: Our vertically-tailored Business Management Software is the system of action at the center of a service business’ operation, and is typically the point-of-entry and first solution adopted by a customer. Our software, designed for the day-to-day workflow needs of businesses in specific vertical end markets, streamlines front and back-office processes and provides polished customer-facing experiences. Using these offerings, service SMBs can focus on growing their customers, improving their services and driving more efficient operations.

•
Billing & Payment Solutions: Our Billing & Payment Solutions provide integrated payments, billing and invoicing automation, and business intelligence and analytics. Our omni-channel payments capabilities include point-of-sale (POS), eCommerce, online bill payments, recurring billing, electronic invoicing, and mobile payments. Supported payment types include credit card, debit card and ACH processing. Our payments platform also provides a full suite of service commerce features, including customer management as well as cash flow reporting and analytics. These value-add features help SMBs to ensure more timely billing and payments collection and provide improved cash flow visibility.

•
Customer Engagement Applications: Our Customer Engagement Applications modernize how businesses engage and interact with customers by leveraging innovative, bespoke customer listening and communication solutions to improve the customer experience and increase retention. Our software provides customer listening capabilities with real-time customer surveying and analysis to allow standalone businesses and multi-location brands to receive voice-of-the-customer insights and manage the customer experience lifecycle. These applications include: customer health scoring, customer support systems, real-time alerts, NPS-based customer feedback collection, review generation and automation, reputation management, customer satisfaction surveying, and a digital communication suite, among others. These tools help our customers gain actionable insights, increase customer loyalty and repeat purchases, and improve customer experiences.

•	Marketing Technology Solutions: Our Marketing Technology Solutions work with our Customer Engagement Applications to help customers build their businesses by invigorating marketing operations and improving return on investment across the customer lifecycle. These solutions help businesses to manage campaigns, generate quality leads, increase conversion and repeat sales, improve customer loyalty and provide a polished brand experience. Our solutions include: custom website design, development and hosting, responsive web design, marketing campaign design and management, search engine optimization (SEO), paid search and display advertising, social media and blog automation, call tracking, review monitoring, and marketplace lead generation, among others.
We go to market with suites of solutions that are aligned to our three core verticals: (1) the EverPro suite of solutions in Home Services; (2) the EverHealth suite of solutions within Health Services; and (3) the EverWell suite of solutions in Fitness & Wellness Services. Within each suite, our Business Management Software – the system of action at the center of a service business’ operation – is typically the first solution adopted by a customer. This vertically-tailored point-of-entry provides us with an opportunity to cross-sell adjacent products, previously offered as fragmented and disjointed point solutions by other software providers. This “land and expand” strategy allows us to acquire customers with key foundational solutions and expand into offerings via product development and acquisitions that cover all workflows and power the full scope of our customers’ businesses. This results in a self-reinforcing flywheel effect, enabling us to drive value for our customers and, in turn, improve customer stickiness, increase our market share, and fuel our growth.
We generate three types of revenue: (i) Subscription and Transaction Fees, which are primarily recurring revenue streams, (ii) Marketing Technology Solutions, which includes both recurring and re-occurring revenue streams and (iii) Other revenue which consists primarily of one-time revenue streams. Our recurring revenue generally consists of monthly, quarterly, and annual software and maintenance subscriptions, transaction revenue associated with integrated payments and billing solutions and monthly contracts for marketing technology solutions. Additionally, our re-occurring revenue includes revenue related to the sale of marketing campaigns and lead generation under contractual arrangements with customers.
•
Subscription and Transaction Fees revenue includes: (i) recurring monthly, quarterly and annual SaaS subscriptions and software license and maintenance fees from the sale of our Business Management, Customer Engagement, and Billing and Payment solutions; (ii) payment processing fees based on the transaction volumes processed through our integrated payment solutions and processing fees based on transaction volumes for our revenue cycle management, chronic care management and health insurance clearinghouse solutions; and (iii) membership subscriptions and our share of rebates from suppliers generated though group purchasing programs.

•
Marketing Technology Solutions revenue includes: (i) recurring revenues for managing digital advertising programs on behalf of our customers including website hosting, search engine management and optimization, social media management and blog automation; and (ii) re-occurring fees paid by service professionals for consumer leads generated by our various platforms.

•
Other revenue includes: (i) consulting, implementation, training and other professional services; (ii) website development; (iii) revenue from various business development partnerships; (iv) event income; and (v) hardware sales related to our business management or payment software solutions.

Over the past five years, we have made significant progress in extending our suite of solutions, expanding our presence in our three core verticals and growing our customer base:
2016
•	Company recapitalized with Providence Strategic Growth
•	Surpassed 15,000 customers
2017
•	Initial entry into three core verticals with offerings in business management solutions, as well as marketing technology and customer engagement solutions
•	Began centralizing certain core operational functions, including human resources, finance and accounting
•	Surpassed 35,000 customers

2018
•	Expanded presence in core verticals, particularly home services and fitness and wellness
•	Extended centralized operational model to include general management leadership of solutions organizations
•	Generated $129.7 million in revenue
•	Surpassed 110,000 customers
2019
•	Expanded presence in core verticals, particularly health services
•	Extended centralized operational model to include marketing and business development
•	Received minority investment from Silver Lake
•	Generated $242.1 million in revenue
•	Surpassed 150,000 customers
2020
•	Extended centralized operational model to business analytics and sales operations
•	Generated $337.5 million in revenue
•	Surpassed 500,000 customers
Our business benefits from attractive unit economics. Approximately 95% of our revenue in 2020 was recurring or re-occurring, and we realized a stable average monthly net pro forma revenue retention rate in excess of 99% in each of the last 8 quarters. We believe the retention and growth of revenue from our existing customers is a helpful measure of the health of our business and our future growth prospects. Our ability to cross sell additional products and services to our existing customers can increase customer engagement with our suite of solutions and thus have a positive impact on our net pro forma revenue retention rate. For example, we have leveraged our land and expand strategy to cross sell solutions to our existing customers, which has supported our high net pro forma revenue retention rate by increasing customer utilization of our solutions, educating customers as to how our platform and synergies can support their businesses and, in turn, improving customer stickiness.
We calculate our monthly net pro forma revenue retention rate for a particular month as the recurring or re-occurring revenue gained/lost from existing customers, less the recurring or re-occurring revenue lost from cancelled customers, as a percentage of total recurring or re-occurring revenue 12 months prior, divided by 12. For existing customers, we consider customers that existed 11 or more months prior to the current month and that do not have an end date (i.e., cancelled relationship) on or after the first day of the current month. For example, the recurring or re-occurring revenue gained/lost from existing customers in November 2020 is the difference between the recurring or re-occurring revenue generated in November 2020 and the same such revenue generated in November 2019, for customers with a start date prior to December 1, 2019 and no end date or cancelled relationship on or after November 1, 2020. For cancelled customers, we examine customers that cancelled their relationships on or after the first day of the month that is 12 months prior to the current month and before the first day of the current month. For example, the recurring or re-occurring revenue lost from cancelled customers in November 2020 is the difference between the recurring or re-occurring revenue generated in November 2020 and the same such revenue generated in November 2019, for customers that cancelled on or after November 1, 2019 and before November 1, 2020. Net pro forma revenue retention is calculated as if acquisitions that were closed during the prior period presented were closed on the first day of such period presented. Our calculation of net pro forma revenue retention rate for any fiscal period includes the positive recurring and re-occurring revenue impacts of selling new solutions to existing customers and the negative impacts of contraction and attrition among this set of customers. Our net pro forma revenue retention rate may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of solutions, new acquisitions and our ability to retain our customers. Our calculation of net pro forma revenue retention rate may differ from similarly titled metrics presented by other companies.

Moreover, we estimate that the lifetime value of a customer is approximately 10 times the cost of customer acquisition. Management uses the ratio of estimated lifetime value of a customer to the cost of acquiring a customer as a measure of our efficiency in acquiring new customers utilizing its various marketing channels. Lifetime value of a customer is the average revenue per customer over the number of months in the customer lifetime, net of cost of revenue (exclusive of depreciation and amortization). We calculate lifetime value of a customer using a projected average customer lifetime, which we extrapolate by taking actual customer retention data for months 1-24 of a customer’s lifetime and projecting customer retention data beyond month 24 using a monthly average rate of change over the prior 12 months. Based on our experience and internal analysis, we believe these periods and the resulting data are indicative of longer-term retention trends. We then total the amount that a customer produces in average monthly revenue across the number of months in our projected average customer lifetime, and apply a gross margin factor, calculated as revenues less cost of revenues (exclusive of depreciation and amortization), to estimate a lifetime value. In this context, average monthly revenue is calculated on a cohort basis (a cohort represents a group of customers that were acquired or made their first purchase during the same month), and represents the total monthly revenue generated by a cohort for a particular month, divided by the total number of customers in such cohort at the beginning of the period. In dividing by the number of customers in a cohort at its inception, average monthly revenue accounts for customer attrition over time.
We calculate our customer acquisition costs as the total of all of our direct sales and marketing expenses associated with acquiring new customers for a fiscal year divided by the total number of new customers acquired during such fiscal year. Direct sales and marketing expenses include fully loaded salary and commission as well as advertising costs. We have excluded certain overhead costs allocated to the sales and marketing department including but not limited to professional fees, recruiting, and office supplies as they are not costs that are directly related to acquiring incremental customers. Customer acquisition costs are calculated as if acquisitions that were closed during the periods presented were closed on the first day of the period.
Impact of COVID-19
The COVID-19 pandemic has caused economies, businesses, markets and communities around the globe to be disrupted, and in many cases, shut-down. In the interest of public health, many governments closed physical stores and business locations deemed to be non-essential, which has caused increasing unemployment levels and for businesses to permanently close. Many SMBs have been adversely impacted by the COVID-19 pandemic, and as a result, certain of our business operations were negatively impacted, while others have benefited from customers shifting to technology-focused, digital-first business models. A McKinsey survey from October 2020 revealed that global business executives have accelerated the digitization of their customer and supply-chain interactions by as much as three to four years. Although we cannot predict when the United States and global economy will recover from the COVID-19 pandemic, we believe that our business is well positioned to be a partner-of-choice for new customers, to capitalize on the growing trend of digital transformation, and to benefit from the revival of the SMB economy. Nevertheless, we do not have certainty that a full economic recovery will happen in the near future, and it is possible that the prolonging of the COVID-19 pandemic will adversely affect our business, financial condition, and results of operations. For more information regarding the potential impact of the COVID-19 pandemic on our business, refer to “Risk Factors—Risks Related to our Business—The outbreak of the novel strain of coronavirus disease has impacted, and a future pandemic, epidemic or outbreak of an infectious disease in the United States could impact, our business, financial condition and results of operations, as well as the business or operations of third parties with whom we conduct business.”
Impact on Operations
In March 2020, in compliance with the local, state and federal government regulations, we transitioned our worldwide workforce and operations to a remote, work-from-home setting, with the exception of certain customer support personnel. We quickly developed a plan of action, supplied our employees with the necessary equipment and tools, and while we have started to return a portion of our workforce to physical locations, we have retained functionality and practices to be able to work remotely as needed. Additionally, in the second quarter of 2020 we completed a reduction in our workforce. We do not believe remote operations or the impact from our reduction in workforce has significantly impacted productivity of our workforce.
Impact on Financial Performance
The COVID-19 pandemic has negatively impacted our financial performance due to the adverse impact the pandemic has had on certain service SMBs. However, given the diversification of our business, the financial impact was initially primarily limited to declines in revenue attributable to customers in the fitness and wellness and health services verticals. In the three months ended June 30, 2020, our revenue declined 4.7% sequentially from the three months ended March 31, 2020, excluding the impact of acquisitions closed in the first and second quarters of 2020. In contrast, our sequential revenue growth was 15.4% in the three months ended June 30, 2019 compared to the three months ended March 31, 2019, excluding the impact of acquisitions closed in the first and second quarters of 2019. In the three months ended September 30, 2020, our revenue increased 11.9% sequentially from the three months ended June 30, 2020, excluding the impact of acquisitions closed in the second and third quarters of 2020. In contrast, our sequential revenue growth was 4.4% in the three months ended September 30, 2019 compared to the three months ended June 30, 2019, excluding the impact of acquisitions closed in the second and third quarters of 2019.
In the second quarter of 2020 we proactively responded to the significant uncertainty around the severity and duration of the COVID-19 pandemic, including a reduction in workforce. Additionally, we reduced other operating expenses to maintain current levels of profitability and cash flow. As restrictions started to lift throughout 2020 we saw slight improvements in the sale of our solutions to health service professionals, but throughout 2020 and into fiscal year 2021 we have continued to see impacts from COVID-19 on sales to our customers in the fitness and wellness vertical.
Given the impacts of COVID-19 continue to rapidly evolve, the extent to which COVID-19 may further impact our financial condition, results of operations, or liquidity continues to be uncertain and difficult to predict. Growth trends continue to vary by vertical and specific solutions, depending primarily on differences in the timing and phases of re-openings. Our priority remains the safety of our employees, customers and the communities in which we live and operate. We continue to remain in close and regular contact with our employees, customers, business partners and communities to help navigate these challenging times.
Key Factors Affecting Our Performance
Expanding into New Products and Verticals
Given our position in the service SMB ecosystem, as well as our relationships and level of engagement with our customers, we use insights gained through our customer relationships and lifecycle to identify additional solutions that are value-additive for our customers. These insights allow us to continually assess opportunities to develop or acquire solutions to further grow our business by expanding market share, cross-selling solutions and enhancing customer stickiness to improve customer retention. Additionally, we have completed acquisitions to enter new micro-verticals and geographies.
Pursuing Acquisitions to Expand our Reach
We acquire companies to deepen our competitive moats in existing verticals, and enter new verticals and geographies. We have acquired 49 companies since our inception, including 13 in 2019 and 9 in 2020. We have an established framework for identification, execution, integration, and onboarding of targets, which leverages our significant acquisition experience and utilizes internal criteria for evaluating acquisition candidates and prospective businesses. We have developed and refined our internal criteria over time with our acquisitions, which has helped us to more readily identify attractive and complementary targets that can be efficiently onboarded. These acquired solutions can bring deep industry expertise and vertically-tailored software solutions that provide additional sources of growth. We believe that our methodology, track record, and reputation for sourcing, evaluating, and integrating acquisitions positions us as an “acquirer-of-choice” for potential targets.
Although we expect to continue to acquire companies and other assets in the future, such acquisitions pose a number of challenges and risks. For additional information, see “Risk Factors—Risks Related to Our Business—Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow,” “—We may reduce our rate of acquisitions and may be unsuccessful in achieving continued growth through acquisitions” and “—Revenues and profits generated through acquisitions may be less than anticipated, and we may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, resulting in unanticipated costs, losses or a decline in profits, as well as potential impairment charges. Claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller’s indemnification obligations.”

Acquiring New Customers
Sustaining our growth requires continued adoption of our solutions by new customers. We will continue to invest in our efficient go-to-market strategy as we further penetrate our addressable markets. Our financial performance will depend in large part on the overall demand for our solutions from service SMBs.
Increasing Revenue from Existing Customers
As of December 31, 2020, we had over 500,000 customers worldwide. No customer accounted for more than 3% of our revenue in 2020.
We define a customer as an individual or entity that utilized or was capable of utilizing an EverCommerce solution or service for which they paid any one or combination of recurring, re-occurring, or transactional fees in a given period. For solutions contracting with entities that service groups of customers, for example franchises or other multi-location businesses, the customer is counted at the level of the individual business utilizing the solution.
We believe we have the opportunity to drive incremental revenue growth from our existing customer base through increased cross-selling of our integrated solutions, including digital payments, customer engagement and marketing technology. We earn transaction fees for payment transactions initiated on our platform, and our revenue and payment volumes grow as customers process more transactions on our platform. Integrating our payments platform across our EverPro, EverWell, and EverHealth suites of solutions can improve customer retention and satisfaction as it drives operating efficiencies for quicker and more efficient billing and payment collection. We generate subscription and marketing technology revenue from cross-selling our customer engagement and marketing technology solutions across our customer base. These solutions both increase customer loyalty and repeat purchases, and improve customer experiences, as well as help businesses to manage campaigns and generate quality leads.
Continued Investment in Growth
We will continue to drive awareness and generate demand for our solutions in order to acquire new customers and develop new service SMB relationships, as we believe that we still have a significant market opportunity ahead of us. We will continue to expand efforts to market our solutions directly to SMBs through online digital marketing, raising brand awareness at conferences and events, and other marketing channels. We believe this investment, coupled with our attractive unit economics, will enable us to grow our customer base and continue our strategy of profitable growth.
We intend to increase our investment in our solutions to maintain our position as a leading provider of integrated SaaS solutions for service SMBs. To drive adoption and increase penetration within our base, we will continue to introduce new features and upgrade our technology solutions. We believe that investment in technology development will contribute to our long-term growth, but may also negatively impact our short-term profitability.
As a result, we expect our operating expenses related to sales and marketing and product development to increase as a percentage of total revenue over the near term.
Key Business and Financial Metrics
In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe the following key business and non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.
Pro Forma Revenue Growth Rate
Pro Forma Revenue Growth Rate is a key performance measure that our management uses to assess our consolidated operating performance over time. Management also uses this metric for planning and forecasting purposes.
Our year-over-year Pro Forma Revenue Growth Rate is calculated as though all acquisitions closed as of the end of the latest period were closed as of the first day of the prior year period presented. In calculating Pro

Forma Revenue Growth Rate, we add the revenue from acquisitions for the reporting periods prior to the date of acquisition (including estimated purchase accounting adjustments) to our results of operations, and then calculate our revenue growth rate between the two reported periods. As a result, Pro Forma Revenue Growth Rate allows us to measure revenue growth that can be attributed to the organic growth of the business. Pro Forma Revenue Growth Rates are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisitions been consummated on the first day of the prior year period presented. We believe that this metric is useful to investors in analyzing our financial and operational performance period over period and evaluating the growth of our business, normalizing for the impact of acquisitions. This metric is particularly useful to management due to the number of acquired entities.
Due primarily to the impact of the COVID-19 pandemic, our Pro Forma Revenue Growth Rate for the year ended December 31, 2020 decreased from the prior year as certain of the markets in which we operate were significantly impacted by the pandemic. For example, fitness and wellness businesses, such as salons, gyms, yoga studios, and classes experienced prolonged periods of closure and restricted operations in 2020, with many closing down their business permanently.
	Year Ended December 31,
	2019	2020
Pro Forma Revenue Growth Rate	15.8%	6.7%
Non-GAAP Financial Measures
Adjusted Gross Profit
Adjusted Gross Profit is a key performance measure that our management uses to assess our operational performance, as it represents the results of revenues and direct costs, which are key components of our operations. We believe that this non-GAAP financial measure is useful to investors and other interested parties in analyzing our financial performance because it reflects the gross profitability of our operations, and excludes the indirect costs associated with our sales and marketing, product development, general and administrative activities, and depreciation and amortization, and the impact of our financing methods and income taxes.
Adjusted Gross Profit has certain material limitations associated with its use as compared to operating income (loss). These limitations are primarily due to the exclusion of certain expenses, each of which is material to our results of operations.
We calculate Adjusted Gross Profit as operating income (loss) adjusted to exclude sales and marketing expense, product development expense, general and administrative expense, and depreciation and amortization. Adjusted Gross Profit should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss) or profitability. The following table presents a reconciliation of operating loss, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted Gross Profit on a consolidated basis.
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Operating loss	$(19,609)	$(54,255)	$(22,039)	$(10,348)	$(6,573)
Adjusted to exclude the following:
Sales and marketing	33,581	46,264	50,246	13,604	19,689
Product development	11,208	26,124	30,386	8,452	10,325
General and administrative	51,006	97,962	87,068	20,667	22,094
Depreciation and amortization	24,151	52,949	76,844	16,838	23,697
Adjusted Gross Profit	$100,337	$169,044	$222,505	$49,213	$69,232
Adjusted EBITDA
Adjusted EBITDA is a key performance measure that our management uses to assess our financial performance and is also used for internal planning and forecasting purposes. We believe that this non-GAAP financial measure is useful to investors and other interested parties in analyzing our financial performance because it provides a comparable overview of our operations across historical periods. In addition, we believe that providing Adjusted EBITDA, together with a reconciliation of net income (loss) to Adjusted EBITDA, helps investors make comparisons between our company and other companies that may have different capital structures, different tax rates, and/or different forms of employee compensation.
Adjusted EBITDA is used by our management team as an additional measure of our performance for purposes of business decision-making, including managing expenditures, and evaluating potential acquisitions. Period-to-period comparisons of Adjusted EBITDA help our management identify additional trends in our financial results that may not be shown solely by period-to-period comparisons of net income or income from continuing operations. In addition, we may use Adjusted EBITDA in the incentive compensation programs applicable to some of our employees. Our Management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items, and may not be directly comparable to similarly titled metrics used by other companies.
We calculate Adjusted EBITDA as net income (loss) adjusted to exclude interest and other expense, net, income tax expense (benefit), depreciation and amortization, other amortization, acquisition related non-recurring costs, acquisition related deferred revenue adjustment, stock-based compensation, and other non-recurring costs. Other amortization includes amortization for capitalized contract acquisition costs. Acquisition related non-recurring costs are specific deal-related costs such as legal fees, financial and tax due diligence, consulting and escrow fees. Acquisition related deferred revenue adjustment includes the fair value adjustment taken during purchase accounting. Other non-recurring costs are expenses such as system implementation costs and severance related to planned restructuring activities. Acquisition related non-recurring costs and other non-recurring costs are excluded as they are not representative of our underlying operating performance. Adjusted EBITDA should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss). The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA on a consolidated basis.
	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net loss	$(27,393)	$(93,745)	$(59,954)	$(19,902)	$(15,995)
Adjusted to exclude the following:
Interest and other expense, net	13,474	40,004	41,545	10,751	12,949
Loss on debt extinguishment	—	15,518	—	—	—
Income tax benefit	(5,690)	(16,032)	(3,630)	(1,197)	(3,527)
Depreciation and amortization	24,151	52,949	76,844	16,838	23,697
Other amortization	—	985	1,801	384	600
Acquisition related non-recurring costs	3,598	7,801	9,558	493	1,098
Acquisition related deferred revenue adjustment	3,724	2,838	2,568	820	930
Stock-based compensation	7,037	30,079	10,721	846	903
Other non-recurring costs	—	766	1,905	—	1,585
Adjusted EBITDA	$18,901	$41,163	$81,358	$9,033	$22,240
Description of Certain Components of Financial Data
Revenues
We derive our revenue from three primary sources which are described in detail below: (i) Subscription and Transaction Fees, which are primarily recurring revenue streams, (ii) Marketing Technology Solutions, which includes both recurring and re-occurring revenue streams, and (iii) Other revenue, which consists primarily from the sale of distinct professional services and hardware. Our revenue recognition policies are discussed in more detail under “Critical Accounting Policies and Significant Judgments and Estimates.”
Subscription and Transaction Fees: Revenue includes (i) recurring monthly, quarterly and annual SaaS subscriptions and software license and maintenance fees from the sale of our Business Management, Customer Engagement, and Billing and Payment solutions; (ii) payment processing fees based on the transaction volumes processed through our integrated payment solutions and processing fees based on transaction volumes for our revenue cycle management, chronic care management and health insurance clearinghouse solutions; and

(iii) membership subscriptions and our share of rebates from suppliers generated though group purchasing programs. Our revenue from payment processing fees is recorded net of credit card and ACH processing and interchange charges in the month the services are performed.
Marketing Technology Solutions: Revenue includes (i) recurring revenues for managing digital advertising programs on behalf of our customers including website hosting, search engine management and optimization, social media management and blog automation; and (ii) re-occurring fees paid by service professionals for consumer leads generated by our various platforms.
Other: Revenue includes (i) consulting, implementation, training and other professional services; (ii) website development; (iii) revenue from various business development partnerships; (iv) event income; and (v) hardware sales related to our business management or payment software solutions.
For the year ended December 31, 2020, approximately 58%, 19% and 14% of our revenue was generated by customers in the Home Services, Health Services and Fitness and Wellness Services verticals, respectively. For the year ended December 31, 2019, approximately 54%, 20% and 16% of our revenue was generated by customers in the Home Services, Health Services and Fitness and Wellness Services verticals, respectively.
Cost of Revenues
Cost of revenue (exclusive of depreciation and amortization) consists primarily of employee costs for our customer success teams, media expense related to our lead generation solutions, campaign mail expense, contract services, hosting costs, partnership costs and promotional costs.
We expect that cost of revenue as a percentage of revenue will fluctuate from period to period based on a variety of factors, including the mix of revenue between subscription and transaction fees and marketing technology solutions, labor costs, third-party expenses and acquisitions. In particular, marketing technology solutions revenue generally has a higher cost of revenue as a percentage of revenue than our subscription and transaction fee revenue. Due primarily to acquisitions involving marketing technology solutions during the periods, marketing technology solutions revenue increased 130.1% in the year ended December 31, 2020 compared to the year ended December 31, 2019, whereas revenue from subscription and transaction fees increased 23.9%. In the three months ended March 31, 2021, marketing technology solutions revenue increased 67.1% compared to the three months ended March 31, 2020, whereas revenue from subscription and transaction fees increased 33.1%. To the extent our marketing technology solutions revenue grows at a faster rate, whether by acquisition or otherwise, than our subscription and transaction fees revenue, it could negatively impact our cost of revenues as a percentage of revenue.
Sales and Marketing
Sales and marketing expense consist primarily of employee costs for our sales and marketing personnel, including salaries, benefits, bonuses, and sales commissions. Sales and marketing expenses also include advertising costs, travel-related expenses and costs to market and promote our products, direct customer acquisition costs, costs related to conferences and events, and partner/broker commissions. Software and subscription services dedicated for use by our sales and marketing organization, and outside services contracted for sales and marketing purposes are also included in sales and marketing expense. Sales commissions that are incremental to obtaining a customer contract are deferred and amortized ratably over the estimated period of our relationship with that customer. We expect our sales and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that sales and marketing expenses will increase as a percentage of revenue in the near and medium-term.
Product Development
Product development expense consists primarily of employee costs for our product development, including salaries, benefits, and bonuses. Product development expenses also include third-party outsourced technology costs incurred in developing our platforms, and computer equipment, software, and subscription services dedicated for use by our product development organization. We expect our product development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions.
General and Administrative
General and administrative expense consists of employee costs for our executive leadership, accounting, finance, legal, human resources, and other administrative personnel, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, rent, software and subscription services dedicated for use by our general and administrative employees, and other general corporate expenses. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of increased costs as a result of becoming a public company. We also anticipate that general and administrative expenses will increase as a percentage of revenue in the near and medium-term.
Depreciation and Amortization
Depreciation and amortization primarily relate to intangible assets, property and equipment, and capitalized software.
Interest and Other Expense, net
Interest and other expense, net, primarily consists of interest expense on long-term debt. It also includes amortization expense of financing costs and discounts, as well as realized and unrealized gains and losses.
Loss on Debt Extinguishment
Loss on debt extinguishment represents the difference between the amount paid to extinguish the debt and the carrying value of the debt, inclusive of the write-off of previously deferred financing costs.
Income Tax Benefit
We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. Income taxes are recognized for the amount of taxes payable by the Company's corporate subsidiaries for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.
Results of Operations
The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. We operate as a single reportable segment to reflect the way our chief operating decision maker (“CODM”) reviews and assesses the performance of our business. The accounting policies are described in Note 2 in our financial statements included elsewhere in this prospectus.
Impact of Acquisitions
The comparability of our operating results is impacted by our business combinations and acquisitions. In our discussion of changes in our results of operations for fiscal 2020 compared to fiscal 2019 and the first quarter in fiscal 2021 compared to the corresponding period in fiscal 2020, we may quantitatively disclose the impact of the growth in certain of our revenues where such discussions would be meaningful. Expense contributions from our recent acquisitions for each of the respective period comparisons generally were not separately identifiable due to the integration of these businesses into our existing operations, and as such the discussion is focused on major changes in components of costs.
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Revenues:
Subscription and transaction fees	$187,970	$232,931	$56,498	$75,195
Marketing technology solutions	37,521	86,331	15,182	25,388
Other	16,651	18,263	5,345	4,323

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Total revenues	242,142	337,525	77,025	104,906
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)(1)	73,098	115,020	27,812	35,674
Sales and marketing(1)	46,264	50,246	13,604	19,689
Product development(1)	26,124	30,386	8,452	10,325
General and administrative(1)	97,962	87,068	20,667	22,094
Depreciation and amortization	52,949	76,844	16,838	23,697
Total operating expenses	296,397	359,564	87,373	111,479
Operating loss	(54,255)	(22,039)	(10,348)	(6,573)
Interest and other expense, net	(40,004)	(41,545)	(10,751)	(12,949)
Loss on debt extinguishment	(15,518)	—	—	—
Net loss before income tax benefit	(109,777)	(63,584)	(21,099)	(19,522)
Income tax benefit	16,032	3,630	1,197	3,527
Net loss	$(93,745)	$(59,954)	$(19,902)	$(15,995)
(1)	Includes stock-based compensation expense as follows:
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenues	$—	$—	$—	$1
Sales and marketing	—	—	—	29
Product development	—	—	—	33
General and administrative	30,079	10,721	846	840
Total stock-based compensation expense	$30,079	$10,721	846	903
Comparison of the Three Months Ended March 31, 2020 and 2021
Revenues
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Revenues:
Subscription and transaction fees	$56,498	$75,195	$18,697	33.1%
Marketing technology solutions	15,182	25,388	10,206	67.2%
Other	5,345	4,323	(1,022)	(19.1)%
Total revenues	$77,025	$104,906	$27,881	36.2%
Revenues increased by $27.9 million, or 36.2%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by an increase in subscription and transaction fees of $18.7 million and marketing technology solutions of $10.2 million. The increase in subscription and transaction fees related to growth in our customer base, higher transaction volumes processed through our payments platform and revenue earned from acquisitions completed in 2020 and 2021. Included in revenues for the three months ended March 31, 2021 is $0.9 million of revenue from 2021 acquisitions.

Cost of Revenues
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Cost of revenues (exclusive of depreciation and amortization)	$27,812	$35,674	$7,862	28.3%
Percentage of revenues	36.1%	34.0%
Cost of revenues increased by $7.9 million, or 28.3%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. As a percentage of revenue, cost of revenue was 34.0% and 36.1% for the first quarter 2021 and the first quarter 2020, respectively. Cost of revenues decreased as a percent of revenue primarily due to the mix of businesses acquired in 2021 and 2020. Media expense related to our marketing technology solutions increased $0.7 million, outsourced services increased $1.6 million and hosting expense for our products increased $0.5 million.
Sales and Marketing
	Years Ended December 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Sales and marketing	$13,604	$19,689	$6,085	44.7%
Percentage of revenues	17.7%	18.8%
Sales and marketing expenses increased by $6.1 million, or 44.7%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by increases of $2.6 million in advertising spend and $1.2 million in partner commissions. As a percentage of revenue, sales and marketing expenses were 18.8% and 17.7% for the first quarter 2021 and the first quarter 2020, respectively.
Product Development
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Product development	$8,452	$10,325	$1,873	22.2%
Percentage of revenues	11.0%	9.8%
Product development expenses increased by $1.9 million, or 22.2%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by increases in product development related personnel expenses of $0.8 million due to increases in centralized security operations, information technology, and cloud engineering, as well as additions to our technology teams to support our various solutions. Third-party services and contractor expenses related to product development increased $0.6 million during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. As a percentage of revenue, product development expenses were 9.8% and 11.0% for the first quarter 2021 and the first quarter 2020, respectively.
General and Administrative
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
General and administrative	$20,667	$22,094	$1,427	6.9%
Percentage of revenues	26.8%	21.1%
General and administrative expenses increased by $1.4 million, or 6.9%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by increases in personnel and compensation expense of $1.3 million, including retention payments related to acquisitions, and $1.7 million in professional fees, partially offset by decreases in rent expense. As a percentage of revenue, general and administrative expenses were 21.1% and 26.8% for the first quarter 2021 and the first quarter 2020, respectively.
Depreciation and Amortization
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Depreciation and amortization	$16,838	$23,697	$6,859	40.7%
Percentage of revenues	21.9%	22.5%
Depreciation and amortization increased by $6.8 million, or 40.7%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily driven by a $6.3 million increase in intangible assets amortization as a result of intangible asset additions from our 2020 and 2021 acquisitions. As a percentage of revenue, depreciation and amortization expenses were 22.5% and 21.9% for the first quarter 2021 and the first quarter 2020, respectively.
Interest and Other Expense, net
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Interest and other expense, net	$10,751	$12,949	$2,198	20.4%
Percentage of revenues	14.0%	12.3%
Interest and other expense, net, increased by $2.2 million, or 20.4%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by additional borrowings under our Credit Facilities during 2020 and the three months ended March 31, 2021 to support acquisition activity. As a percentage of revenue, interest and other expense were 12.3% and 14.0% for the first quarter 2021 and the first quarter 2020, respectively.
Income Tax Benefit
	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(dollars in thousands)
Income tax benefit	$1,197	$3,527	$2,330	194.7%
Percentage of revenues	1.6%	0.2%
Income tax benefit increased by $2.3 million, or 194.7%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by the change in valuation allowance on exiting deferred tax assets as a result of acquisition accounting.
Comparison of the Years Ended December 31, 2019 and 2020
Revenues
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Revenues:
Subscription and transaction fees	$187,970	$232,931	$44,961	23.9%
Marketing technology solutions	37,521	86,331	48,810	130.1%
Other	16,651	18,263	1,612	9.7%
Total revenues	$242,142	$337,525	$95,383	39.4%

Revenues increased by $95.4 million, or 39.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by an increase in subscription and transaction fees of $45.0 million and marketing technology solutions of $48.8 million. Included in total revenues for the year ended December 31, 2020 is $62.3 million of revenue from 2020 acquisitions.
The increase in subscription and transaction fees related to growth in our customer base, higher transaction volumes processed through our payments platform and revenue earned from acquisitions completed in 2020. Specifically, payments revenue increased $6.0 million during the fiscal year ended December 31, 2020 due to higher processing volumes and subscription and transaction fee revenue contribution from acquisitions consummated in 2020 was $17.9 million. We believe this growth was offset in part by the impact of the COVID-19 pandemic on the operations of our customers in certain vertical markets, such as salons, gyms and fitness studios, which we believe impacted our sales.
The increase in marketing technology solutions revenue primarily relates to the increase in demand for our marketing and lead generating services and acquisitions completed during fiscal year 2020. Marketing technology solutions revenue contribution from acquisitions consummated in 2020 was $37.4 million.
Cost of Revenues
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Cost of revenues (exclusive of depreciation and amortization presented separately below)	$73,098	$115,020	$41,922	57.4%
Percentage of revenues	30.2%	34.1%
Cost of revenues increased by $41.9 million, or 57.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. As a percentage of revenue, cost of revenue was 34.1% and 30.2% for fiscal 2020 and fiscal 2019, respectively. Cost of revenues increased as a percent of revenue primarily due to the mix of businesses acquired in 2019 and 2020. As a result of these acquisitions, marketing technology solutions revenue comprised 25.6% of total revenue in fiscal year 2020 and 15.5% of total revenue in fiscal year 2019. Media expense related to our marketing technology solutions increased $23.5 million, and third-party contract services and hosting expenses increased $3.1 million and $1.9 million, respectively. Our customer success related personnel expenses increased $8.3 million.
Sales and Marketing
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$46,264	$50,246	$3,982	8.6%
Percentage of revenues	19.1%	14.9%
Sales and marketing expenses increased by $4.0 million, or 8.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by acquisitions and a $3.6 million increase in advertising expense, and a $2.1 million increase in sales and marketing related personnel expenses. These increases were primarily offset by decreases in conference and event expense of $0.9 million, due in part to the impacts of COVID-19. As a percentage of revenue, sales and marketing expenses were 14.9% and 19.1% for fiscal 2020 and fiscal 2019, respectively.
Product Development
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Product development	$26,124	$30,386	$4,262	16.3%
Percentage of revenues	10.8%	9.0%

Product development expenses increased by $4.3 million, or 16.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by acquisitions and increases in product development related personnel expenses of $3.5 million due to increases in centralized security operations, information technology, and cloud engineering, as well as additions to our technology teams to support our various solutions. Third-party services and contractor expenses related to product development increased $0.7 million during the year-ended December 31, 2020. As a percentage of revenue, product development expenses were 9.0% and 10.8% for fiscal 2020 and fiscal 2019, respectively.
General and Administrative
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
General and administrative	$97,962	$87,068	$(10,894)	(11.1)%
Percentage of revenues	40.5%	25.8%
General and administrative expenses decreased by $10.9 million, or 11.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by a $19.4 million decrease in our stock-based compensation expense related to our recapitalization in August 2019, offset by acquisitions and increases in personnel and compensation expense including retention payments related to acquisitions (excluding stock-based compensation), rent and professional fees. As a percentage of revenue, general and administrative expenses were 25.8% and 40.5% for fiscal 2020 and fiscal 2019, respectively.
Depreciation and Amortization
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Depreciation and amortization	$52,949	$76,844	$23,895	45.1%
Percentage of revenues	21.9%	22.8%
Depreciation and amortization increased by $23.9 million, or 45.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by a $20.6 million increase in intangible assets amortization as a result of intangible asset additions from our 2019 and 2020 acquisitions. As a percentage of revenue, depreciation and amortization expenses were 22.8% and 21.9% for fiscal 2020 and fiscal 2019, respectively.
Interest and Other Expense, net
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Interest and other expense, net	$(40,004)	$(41,545)	$(1,541)	3.9%
Percentage of revenues	16.5%	12.3%
Interest and other expense, net, increased by $1.5 million, or 3.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by additional borrowings under our Credit Facilities during the year ended December 31, 2020 to support acquisition activity. As a percentage of revenue, interest and other expense were 12.3% and 16.5% for fiscal 2020 and fiscal 2019, respectively.

Loss on Debt Extinguishment
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Loss on debt extinguishment	$(15,518)	$—	$(15,518)	N.M.
Percentage of revenues	6.4%	—%
Loss on debt extinguishment decreased by $15.5 million, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was due to no debt extinguishment in the year ended December 31, 2020.
Income Tax Benefit
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Income tax benefit	$16,032	$3,630	$(12,402)	(77.4)%
Percentage of revenues	6.6%	1.1%
Income tax benefit decreased by $12.4 million, or 77.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by changes in pre-tax operations.

Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters ended March 31, 2021. The unaudited consolidated statements of operations data set forth below has been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of such data. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.
	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(in thousands)
Revenues:
Subscription and transaction fees	$37,376	$46,330	$50,592	$53,672
Marketing technology solutions	6,234	11,001	11,426	8,860
Other	2,523	3,246	4,002	6,880
Total revenues	46,133	60,577	66,020	69,412

Operating expenses:
Cost of revenues(1) (exclusive of depreciation and amortization presented separately below)	14,224	19,146	20,900	18,828
Sales and marketing(1)	11,370	11,285	11,626	11,983
Product development(1)	5,505	7,152	6,650	6,817
General and administrative(1)	18,547	13,025	45,747	20,643
Depreciation and amortization	11,040	12,594	13,771	15,544
Total operating expenses	60,686	63,202	98,694	73,815
Operating loss	(14,553)	(2,625)	(32,674)	(4,403)
Interest and other expense, net	(6,491)	(10,681)	(13,144)	(9,688)
Loss on debt extinguishment	—	—	(15,518)	—
Net loss before income tax benefit	(21,044)	(13,306)	(61,336)	(14,091)
Income tax benefit	4,083	2,509	5,130	4,310
Net loss	$(16,961)	$(10,797)	$(56,206)	$(9,781)
(1)	Includes stock-based compensation as follows:
	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(in thousands)
Cost of revenues	$—	$—	$—	$—
Sales and marketing	—	—	—	—
Product development	—	—	—	—
General and administrative	23	404	29,303	349
Total stock-based compensation expense	$23	$404	$29,303	$349

	Three Months Ended
	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Revenues
Subscription and transaction fees	$56,498	$51,898	$60,017	$64,518	$75,195
Marketing technology solutions	15,182	23,197	24,359	23,593	25,388
Other	5,345	4,250	4,775	3,893	4,323
Total revenues	77,025	79,345	89,151	92,004	104,906

Operating expenses:
Cost of revenues(1) (exclusive of depreciation and amortization presented separately below)	27,812	29,080	29,480	28,648	35,674
Sales and marketing(1)	13,604	10,629	12,072	13,941	19,689
Product development(1)	8,452	6,208	7,622	8,104	10,325
General and administrative(1)	20,667	18,634	17,087	30,680	22,094
Depreciation and amortization	16,838	19,310	19,152	21,544	23,697
Total operating expenses	87,373	83,861	85,413	102,917	111,479
Operating income (loss)	(10,348)	(4,516)	3,738	(10,913)	(6,573)
Interest and other expense, net	(10,751)	(10,146)	(9,756)	(10,892)	(12,949)
Net loss before income tax benefit	(21,099)	(14,662)	(6,018)	(21,805)	(19,522)
Income tax benefit	1,197	977	574	882	3,527
Net loss	$(19,902)	$(13,685)	$(5,444)	$(20,923)	$(15,995)
(1)	Includes stock-based compensation as follows:
	Three Months Ended
	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Cost of revenues	$—	$—	$—	$—	$1
Sales and marketing	—	—	—	—	29
Product development	—	—	—	—	33
General and administrative	846	981	3,470	5,424	840
Total stock-based compensation expense	$846	$981	$3,470	$5,424	903
Our quarterly revenue has increased on a quarter-over-quarter basis in each of the quarters in 2019, 2020 and 2021 due to acquisition of new customers, expansion of revenue from existing customers, and acquisitions. However, excluding the impact of acquisitions closed in the second quarter of 2020, total revenue decreased $0.4 million in the three months ended June 30, 2020 compared to the three months ended March 31, 2020 due to impacts of COVID-19. In the three months ended September 30, 2020 we experienced partial recovery as further described above under “—Impact of COVID-19.”
Cost of revenue fluctuated from period to period due to a variety of factors, including timing of seasonal labor costs, third-party expenses, acquisitions and the mix of revenue between marketing technology solutions and subscription and transaction fees. Quarterly fluctuations in our operating expenses, especially in general and administrative expenses, were primarily due to the acquisitions closed during those periods.
Generally, our revenue is often highest in the second and third quarters of any given year due to increased activity in selected verticals, especially home services, although these trends were impacted in 2020 as a result of the impact of COVID-19. Our revenues and costs are impacted by the timing of acquisitions in any given period.

Non-GAAP Financial Measure
The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA on a consolidated basis. For information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Non-GAAP Financial Measures.”
	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(in thousands)
Net loss	$(16,961)	$(10,797)	$(56,206)	$(9,781)
Adjusted to exclude the following:
Interest and other expense, net	$6,491	$10,681	$13,144	$9,688
Income tax benefit	(4,083)	(2,509)	(5,130)	(4,310)
Loss on debt extinguishment	—	—	15,518	—
Depreciation and amortization	11,040	12,594	13,771	15,544
Other amortization	164	231	272	318
Acquisition related non-recurring costs	3,104	815	1,119	2,763
Acquisition related deferred revenue adjustment	1,162	472	603	601
Stock-based compensation	23	404	29,303	349
Other non-recurring costs	—	25	473	268
Adjusted EBITDA	$940	$11,916	$12,867	$15,440
	Three Months Ended
	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Net loss	$(19,902)	$(13,685)	$(5,444)	$(20,923)	$(15,995)
Adjusted to exclude the following:
Interest and other expense, net	$10,751	$10,146	$9,756	$10,892	12,949
Income tax benefit	(1,197)	(977)	(574)	(882)	(3,527)
Depreciation and amortization	16,838	19,310	19,152	21,544	23,697
Other amortization	384	410	477	530	600
Acquisition related non-recurring costs	493	1,780	2,249	5,036	1,098
Acquisition related deferred revenue adjustment	820	575	303	870	930
Stock-based compensation	846	981	3,470	5,424	903
Other non-recurring costs	—	1,461	40	404	1,585
Adjusted EBITDA	$9,033	$20,001	$29,429	$22,895	$22,240
Liquidity and Capital Resources
To date, our primary sources of liquidity have been net cash provided by operating activities, proceeds from preferred stock issuances and proceeds from long-term debt. Our primary use of liquidity has been acquisitions of businesses. Absent significant deterioration of market conditions, we expect that working capital requirements, capital expenditures, acquisitions, debt servicing, and lease obligations will be our principal needs for liquidity going forward. During 2020, we completed 9 acquisitions for total consideration of $415.3 million. During 2019, we completed 13 acquisitions for total consideration of $319.5 million.
As of March 31, 2021, we had cash, cash equivalents and restricted cash of $88.9 million, $50 million of available borrowing capacity under our Revolver, no available borrowing capacity under our delayed draw term loan commitments and $791.1 million outstanding under our Credit Facilities. We received an additional $105.8 million in May 2021 from the sale of Series C convertible preferred stock. We believe that our existing cash, cash equivalents and restricted cash, availability under our Revolver, and our cash flows from operations will be sufficient to fund our working capital requirements and planned capital expenditures, and to service our debt obligations for at least the next twelve months. However, our future working capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of future acquisitions, and the timing of introductions of new products and services. We expect to consummate acquisitions of complementary businesses in the future that could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected. See “Risk Factors.”
Cash Flows
The following table sets forth cash flow data for the periods indicated therein:
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(613)	$57,539	$(3,405)	$(5,400)
Net cash used in investing activities	(323,779)	(418,308)	(73,997)	(72,144)
Net cash provided by financing activities	309,674	401,850	99,834	67,936
Effect of foreign currency exchange rate changes on cash	(301)	(87)	(112)	196
Net increase (decrease) in cash, cash equivalents and restricted cash	$(15,019)	$40,994	$22,320	$(9,412)
Cash Flow from Operating Activities
During the year ended December 31, 2020, net cash provided by operating activities consisted of net loss of $60.0 million, offset by net non-cash adjustments to net income of $91.4 million, and net changes in operating assets and liabilities of $26.1 million. Non-cash adjustments primarily consisted of depreciation and amortization of $76.8 million and stock-based compensation of $10.7 million. Changes in working capital during the year ended December 31, 2020 primarily included net cash inflows from accrued expenses and other of $13.2 million, customer deposits and other long-term liabilities of $9.0 million, partially offset by cash outflows for other non-current assets of $4.2 million.
During the year ended December 31, 2019, net cash used in operating activities consisted of net loss of $93.7 million, partially offset by net non-cash adjustments to net loss of $81.2 million, and net changes in operating assets and liabilities of $11.9 million. Non-cash adjustments primarily consisted of depreciation and amortization of $52.9 million, stock-based compensation of $30.1 million, loss on debt extinguishment of $7.2 million, partially offset by a non-cash adjustment for deferred taxes of $16.0 million. Changes in working capital during the year ended December 31, 2019 primarily included net cash inflows from customer deposits and other long-term liabilities of $10.2 million, accrued expenses and other of $6.7 million and deferred revenue of $6.1 million, partially offset by cash outflows for prepaid expenses and other current assets of $4.8 million, other non-current assets of $4.4 million and accounts receivable, net of $3.0 million.
During the three months ended March 31, 2021, net cash used in operating activities consisted of net loss of $16.0 million, offset by net non-cash adjustments to net income of $23.7 million, and net changes in operating assets and liabilities of $13.1 million. Non-cash adjustments primarily consisted of depreciation and amortization of $23.7 million. Changes in working capital during the three months ended March 31, 2021 primarily included cash outflows from accrued expenses and other of $10.3 million, accounts receivable, net of $4.7 million, partially offset by cash inflows for deferred revenue of $5.1 million.
During the three months ended March 31, 2020, net cash used in operating activities consisted of net loss of $19.9 million, partially offset by net non-cash adjustments to net loss of $21.5 million, and net changes in operating assets and liabilities of $5.0 million. Non-cash adjustments primarily consisted of depreciation and amortization of $16.8 million. Changes in working capital during the three months ended March 31, 2020 primarily included cash outflows from accrued expenses and other of $6.7 million and deposits and other non-current assets of $3.5 million, partially offset by cash inflows for prepaid expenses and other current assets of $3.3 million and customer deposits and other long-term liabilities of $2.3 million.

Cash Flow from Investing Activities
During the year ended December 31, 2020, net cash used in investing activities was $418.3 million. The cash flow used was driven primarily by acquisition of companies, net of cash acquired, of $403.2 million.
During the year ended December 31, 2019, net cash used in investing activities was $323.8 million. The cash flow used was driven primarily by acquisition of companies, net of cash acquired, of $310.5 million.
During the three months ended March 31, 2021, net cash used in investing activities was $72.1 million. The cash flow used was driven primarily by acquisition of companies, net of cash acquired, of $69.1 million.
During the three months ended March 31, 2020, net cash used in investing activities was $74.0 million. The cash flow used was driven primarily by acquisition of companies, net of cash acquired, of $68.8 million.
Cash Flow from Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities was $401.9 million. The cash flow used was driven primarily by proceeds of long-term debt of $314.7 million and proceeds from convertible preferred stock issuance of $150.3 million, partially offset by payments of long-term debt of $55.9 million. The net proceeds from these financings were primarily used for acquisitions.
During the year ended December 31, 2019, net cash provided by financing activities was $309.7 million. The cash flow provided was driven primarily by proceeds from long-term debt of $688.4 million and proceeds from convertible preferred stock issuance of $161.7 million partially offset by cash flow used in debt extinguishment of $472.3 million. The net proceeds from these financings were primarily used for acquisitions.
During the three months ended March 31, 2021, net cash provided by financing activities was $67.9 million. The cash flow used was driven primarily by proceeds of long-term debt of $69.2 million. The proceeds from these financings were primarily used for acquisitions.
During the three months ended March 31, 2020, net cash provided by financing activities was $99.8 million. The cash flow provided was driven primarily by proceeds from long-term debt of $101.1 million. The proceeds from these financings were primarily used for acquisitions.
Credit Facilities
In August 2019, EverCommerce Solutions Inc. (formerly PaySimple, Inc.), as borrower, and EverCommerce Intermediate Inc. (formerly PaySimple Intermediate, Inc.) entered into a credit agreement with various agents and lenders, or the Credit Agreement. The Credit Agreement provided for (i) a term loan in an aggregate principal amount of $415.0 million, or the term loan, (ii) commitments for delayed draw term loans up to an aggregate principal amount of $135.0 million, or the Delayed Draw Term Loans, (iii) commitments for revolving loans up to an aggregate principal amount of $50.0 million, or the Revolver, and (iv) a sublimit of the Revolver available for letters of credit up to an aggregate face amount of $10.0 million, or the letters of credit (the term loan, Delayed Draw Term Loans and Revolver are referred to herein as the Credit Facilities). In September 2020, the Credit Agreement was amended to provide for additional commitments of Delayed Draw Term Loans in an aggregate principal amount of $250.0 million on the same terms and conditions as the original Delayed Draw Term Loans under the Credit Agreement. Following this amendment, the aggregate principal amount of Delayed Draw Term Loans available under the Credit Agreement was $385.0 million as of August 23, 2019.
Simultaneously with the execution of the Credit Agreement, we and various of our subsidiaries entered into a collateral agreement and guarantee agreement. Pursuant to the guarantee agreement, EverCommerce Intermediate Inc. and various of our subsidiaries are guarantors under the Credit Agreement. Pursuant to the collateral agreement, the Credit Facilities are collateralized by substantially all our assets, including our intellectual property and the equity interests of our various subsidiaries, including EverCommerce Solutions Inc.
The Credit Agreement that governs the Credit Facilities contains certain affirmative and negative covenants, including, among other things, restrictions on indebtedness, issuance of preferred equity interests, liens, fundamental changes and asset sales, investments, negative pledges, repurchases of stock, dividends and other distributions, and transactions with affiliates and a passive holding company covenant applicable to EverCommerce Intermediate Inc. In addition, we are subject to a financial covenant with respect to the Revolver whereby, if the aggregate principal amount of revolving loans and letter of credit disbursements, together with the amount of all undrawn letters of credit (excluding undrawn letters of credit up to $5.0 million and letters of credit that are cash collateralized) outstanding on the last day of any fiscal quarter, exceeds 35% of the aggregate principal amount of the Revolver, then our First Lien Leverage Ratio (as defined in the Credit Agreement) as of the last day of such fiscal quarter must be 8.80 to 1.00 or less. As of March 31, 2021, we were in compliance with the covenants under the Credit Agreement.
Borrowings under the Credit Agreement are available as alternate base rate, or ABR, or Eurocurrency borrowings. ABR borrowings under the Credit Agreement accrue interest at the alternate base rate plus the applicable rate (as such terms are defined in the Credit Agreement), and Eurocurrency borrowings accrue interest at the Adjusted LIBO rate plus the applicable rate (as such terms are defined in the Credit Agreement). The ABR rate represents the greater of the Prime Rate, Federal Funds Effective Rate plus ½ of 1%, and the Adjusted LIBO rate for a deposit in dollars with a maturity of one month plus 1% (as such terms are defined in the Credit Agreement). The applicable rate means, with respect to any term loans (including Delayed Draw Term Loans) or Revolver loans, (i) 5.50% per annum in the case of a Eurocurrency borrowing and (ii) 4.50% per annum in the case of an ABR borrowing. In connection with the consummation of an IPO, the applicable rates described in the preceding sentence shall automatically be reduced by 0.25%.
With respect to ABR borrowings, interest payments are due on a quarterly basis on the last business day of each March, June, September and December. With respect to Eurocurrency borrowings, interest payments are due on the last business day of the interest period applicable to the borrowing and, in the case of a Eurocurrency borrowing with an interest period of more than three months’ duration, each day prior to the last day of such interest period that occurs at intervals of three months’ duration after the first day of such interest period.
The Revolver also has a variable commitment fee, which is based on our most recently determined First Lien Leverage Ratio (as defined in the Credit Agreement), and ranges from 0.375% to 0.50% per annum. We are also obligated to pay a fixed fronting fee of 0.125% per annum on the average daily amount of our aggregate undrawn and disbursed but unreimbursed letters of credit. In addition, we are obligated to pay a delayed draw commitment fee of 1.50% per annum on the actual daily unused amount of our Delayed Draw Term Loans.
Amounts borrowed under the Revolver may be repaid and re-borrowed through maturity of the Revolver on August 23, 2024. Term loans (including the Delayed Draw Term Loans) mature on August 23, 2025. Term loans and Delayed Draw Term Loans may be repaid or prepaid but may not be re-borrowed. Delayed Draw Term Loans are issued on the same terms and are treated as part of the term loans, provided that interest on Delayed Draw Term Loans commences from the date of the borrowing of the respective Delayed Draw Term Loan.
As of March 31, 2021, there was $791.1 million outstanding under our Credit Facilities, comprising $408.8 million related to the term loan and $382.3 million related to the Delayed Draw Term Loans. The effective interest rate on the term loans was approximately 6.6% and 8.4% for each 2020 and 2019, respectively, and approximately 6.8% and 7.6% for the first quarter of 2020 and 2021, respectively. In March 2020, we borrowed $50.0 million under the Revolver at interest rates ranging from 5.68% to 6.25%, which amounts were repaid in full in September 2020.
Contractual Obligations
As of December 31, 2020, our contractual obligations were as follows:
	Payments by period
	Total	< 1 Year	1 - 3 Years	3 - 5 years	> 5 Years
	(in thousands)
Debt(1)obligations	$726,852	$7,294	$20,431	$699,127	$—
Operating lease obligations	47,390	8,039	13,345	9,269	16,737
Total contractual obligations	$774,242	$15,333	$33,776	$708,396	$16,737
(1)
Represents borrowings outstanding under our Credit Facilities as of December 31, 2020, together with $5.1 million of other promissory notes that are described in Note 9 to our consolidated financial statements included elsewhere in this prospectus, and their estimated paid-in-kind interest payments thereon based on the interest rates in effect for such indebtedness as of December 31, 2020. See “—Liquidity and Capital Resources—Credit Facilities.”

Refer to notes 9 and 16 to our financial statements and notes thereto included elsewhere in this prospectus for a discussion of our debt and operating lease obligations, respectively.

Off-Balance Sheet Arrangements
We do not have nor do we enter into off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Significant Judgments and Estimates
Our financial statements are prepared in accordance with U.S. GAAP. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
While our significant accounting policies are described in further detail in Note 2 in our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Revenue Recognition
Revenues are derived from subscription and transaction fees, marketing technology solutions, and other revenues. We recognize revenue when our customers obtain control of goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining the total consideration that we expect to receive, we include variable consideration only to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty is resolved.
Subscription and Transaction Fees:
Subscription revenue primarily consists of the sale of SaaS offerings, software licenses and related support services and payment processing services.
The timing of revenue recognition within our software subscription services is dictated by the nature of the underlying performance obligation. Our SaaS offerings and license support services are generally recognized ratably over the contractual period that the services are delivered, beginning on the date our service is made available to customers. Revenues generated from the sale of on-premise perpetual or term licenses are generally recognized at the point in time when the software is made available to the customer to download or use. Subscription revenue related contracts can be both short and long-term, with stated contract terms that range from one month to five years. Our contracts may contain termination for convenience provisions that allow the Company, customer or both parties the ability to terminate for convenience, either at any time or upon providing a specified notice period, without a penalty.
Transaction fees relate to payment processing and group purchasing program administration services. In fulfillment of our payment processing services, we partner with third-party merchants and processors who assist us in fulfillment of our obligations to customers. We have concluded that we do not possess the ability to control the underlying services provided by third parties in the fulfillment of our obligations to customers and therefore recognize revenue net of interchange fees retained by the card issuing financial institutions and fees charged by payment networks. Transaction services contracts with customers are generally for a term of one month and automatically renew each month.
We also receive rebates from contracted suppliers in exchange for our program administration services. Rebates earned are based on a defined percentage of the purchase price of goods and services sold to members under the contract the Company has negotiated with its suppliers. Administration services contracts with customers are generally for an annual or monthly term and renew automatically upon lapse of the current term.
Marketing Technology Solutions
Marketing technology solutions consist of digital advertising management and consumer connection services.
Revenue generated from digital advertising management services is recognized on a ratable basis over the service period as the customer simultaneously receives and consumes the benefits of the management services evenly throughout the contract period. Revenue generated from consumer connection services may be recognized at either a point-in-time or an over-time basis as each connection is delivered.
Marketing technology solutions service related contracts are typically short-term with stated contract terms that are less than one year.

Other
Other revenues generally consist of fees associated with the sale of distinct professional services and hardware. Contract terms for other revenue arrangements are generally short-term, with stated contract terms that are less than one year.
Our professional services associated with our subscription revenue generally relate to standard implementation, configuration, installation, or training services applied to both SaaS and on-premise deployment models. Marketing revenue related professional service fees are derived from website design, creation or enhancement services. Professional service revenue is recognized over time as the services are performed, as the customer simultaneously receives and consumes the benefit of these services.
Hardware revenue is recognized at a point-in time and consists of equipment that supports or enables our products or services within subscription and transaction fees offerings.
Performance Obligations and Standalone Selling Price
Our contracts at times include the sale of multiple promised goods or services that have been determined to be distinct. The transaction price for contracts with multiple performance obligations is allocated based on the relative stand-alone selling price of each performance obligation within the contract.
Judgement can be involved when determining the stand-alone selling price of products and services. For the majority of the Company’s SaaS, on-premise license and professional services, we establish a stand-alone selling price based on observable selling prices to similar classes of customers. If the stand-alone selling price is not observable through past transactions, we estimate the stand-alone selling price taking into consideration available information such as market conditions and internally approved pricing guidelines related to the performance obligation. As permitted under ASC 606, at times we have established the stand-alone selling price of performance obligations as a range and utilize this range to determine whether there is a discount that needs to be allocated based on the relative stand-alone selling price of the various performance obligations.
At contract inception, we perform a review of each performance obligation’s selling price against the established stand-alone selling price range. If any performance obligations are priced outside of the established stand-alone selling price range, we reallocate the total transaction price to each performance obligation based on the relative stand-alone selling price for each performance. The established range is reassessed on a periodic basis when facts and circumstances surrounding these established ranges change.
Business Combinations
Our acquisitions have been accounted for under the acquisition method. Net assets and results of operations are included in our financial statements commencing at the respective acquisition dates. We allocate the fair value of the purchase consideration of our acquisitions to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates and assumptions can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted average cost of capital, and the estimated useful lives. Changes in these assumptions could affect the carrying value of these assets.
We perform an impairment test annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of goodwill might not be fully recoverable. In accordance with applicable accounting guidance, a company can assess qualitative factors to determine whether it is necessary to perform a goodwill impairment test. Alternatively, a company may elect to proceed directly to a quantitative goodwill impairment test. The Company’s annual impairment assessment did not identify any goodwill impairment during the years ended December 31, 2019 and 2020 or the quarters ended March 31, 2020 or 2021.
Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets primarily consist of customer relationships which include government contracts, developed technology, trademarks and trade names, and non-compete agreements, which are recorded at acquisition date fair value, less accumulated amortization. The determination of estimated useful lives and the allocation of purchase price to intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. We determine the appropriate useful life of intangible assets by performing an analysis of expected cash flows of the acquired assets.
Income Taxes
Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable loss in the years in which the differences are expected to be reversed. A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any.
We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.
Capitalized Software
We capitalize certain costs related to software developed for internal use for which we have no plans to market externally. The internal use software includes the software used for our SaaS offerings. We expense the costs of developing computer software until the software has reached the application development stage and capitalize all costs incurred from that time until the software has been placed in service, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred.
We also capitalize certain costs related to software developed for external use for which we plan to sell to customers, i.e. on-premise software to be installed on customer computers at the customer site. Costs incurred prior to reaching technological feasibility are expensed as incurred. Once technological feasibility is reached, additional development costs incurred are capitalized. Technological feasibility is demonstrated by the completion of the product design and when all high-risk development issues have been resolved. Capitalization ceases when the product is available for general release to the customers.
We amortize both internal use and external software costs, using the straight-line method, over its estimated useful life of five years.
Stock-Based Compensation
All stock-based compensation, including grants of common stock options and restricted stock, are valued at fair value on the date of grant. We use the Black-Scholes option-pricing model to estimate the fair value of common stock options granted with time-based vesting. The following inputs are considered in estimating the fair value:
Risk-free interest rate: The risk-free rate is based on observed interest rates appropriate for the terms of our awards.
Dividend yield: The dividend yield is based on history and the expectation of paying no dividends.
Expected term: The expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term.
Expected volatility: We do not have a third-party history of market prices of our common stock, and as such volatility is estimated, using historical volatilities of comparable public entities.
Common Stock Valuation
Historically, for all periods prior to this offering, the fair value of the shares of common stock underlying our share-based awards were estimated on each grant date by our Board of Directors with input from management and contemporaneous third-party valuations. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market for our common stock, our Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:
•	contemporaneous valuations of our common stock performed by independent third-party appraisers;
•	our actual operating results and financial performance;
•	conditions in the industry and economy in general;
•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;
•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;
•	equity market conditions affecting comparable public companies and the market performance of comparable publicly traded companies;
•	the U.S. and global capital market conditions; and,
•
the lack of marketability of our common stock and the results of independent third-party valuations. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the FASB in ASC 718, ASC 820, as well as the AICPA in its Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation

Recent Accounting Pronouncements
For information regarding recent accounting pronouncements, see note 2 to our financial statements included elsewhere in this prospectus.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange risk. We do not hold or issue financial instruments for speculative or trading purposes.
Interest Rate Risk
We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments. Amounts borrowed under our Credit Agreement accrue interest at a per annum rate equal to the ABR rate or Adjusted LIBO rate, in each case plus the applicate rate (as such terms are defined in the Credit Agreement). Based on the outstanding balance of the Credit Facilities as of March 31, 2021, for every 100 basis point increase in the ABR rate or Adjusted LIBO rate, we would incur approximately $7 million of additional annual interest expense. We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results.
Foreign Currency Exchange Risk
We have foreign currency risks related to certain of our foreign subsidiaries, primarily in Canada, Jordan, the United Kingdom and Australia. The functional currencies of our significant foreign operations include the Canadian dollar and Great British Pound. We do not believe that a 10% change in the relative value of the U.S. dollar to other foreign currencies would have a material effect on our cash flows and operating results.
We currently do not hedge foreign currency exposure. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect that future hedging activities would have on our operating results.

BUSINESS
Overview
We aim to be the trusted partner of choice for the services economy by providing modern, vertically-tailored software solutions that enable our customers to drive growth and new business opportunities, manage and scale their operations, and improve customer relationships.
EverCommerce is a leading provider of integrated, vertically-tailored software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses, or service SMBs. Our platform spans across the full lifecycle of interactions between consumers and service professionals with vertical-specific applications. Today, we serve over 500,000 customers across three core verticals: Home Services; Health Services; and Fitness & Wellness Services. Within our core verticals, our customers operate within numerous micro-verticals, ranging from home service professionals, such as home improvement contractors and home maintenance technicians, to physician practices and therapists within health services, to personal trainers and salon owners within fitness and wellness. Our platform provides vertically-tailored SaaS solutions that address service SMBs’ increasingly specialized demands, as well as highly complementary solutions that complete end-to-end offerings, allowing service SMBs and EverCommerce to succeed in the market, and provide end consumers more convenient service experiences.
Small- and medium-sized businesses, or SMBs, are an important engine for economic growth. Collectively, SMBs represent the single largest employer and employee category in the U.S. economy, accounting for 99.9% of businesses in the United States, 47% of the U.S. private workforce and over 40% of U.S. GDP. The services sector is the backbone of the U.S. economy, representing approximately 77% of U.S. GDP and 85% of U.S. employment. Service businesses are the largest segment of the SMB market, employing approximately 50 million people in the U.S. alone.
Today, service SMBs are accelerating their adoption of digital technologies to increase growth, drive efficiencies, and enhance customer engagement. At the same time, their technology needs are becoming increasingly specialized as they adapt their businesses to better compete and align with evolving consumer preferences. However, service SMBs typically lack available resources to invest in and support expensive enterprise technology solutions and often rely on little-to-no technology. When technology is used, it is often a fragmented set of point solutions with insufficient integrated capabilities to support the complete service lifecycle.
Since inception, we have taken a differentiated approach from other software providers. We recognize that different verticals require vertical-specific functionality, however all businesses require solutions that enable them to perform three key functions: (1) acquire new customers and generate new business opportunities; (2) manage and scale business operations; and (3) improve and expand on customer relationships. We have built a comprehensive platform designed specifically to meet the unique end-to-end workflow needs of service SMBs. Our integrated solutions include Business Management Software (such as route-based dispatching, medical practice management, and gym member management), Billing & Payment Solutions (such as e-invoicing, mobile payments, and integrated payment processing), Customer Engagement Applications (such as reputation management and messaging solutions) and Marketing Technology Solutions (such as websites, hosting, and digital lead generation). These solutions help our customers address the challenges posed by legacy solutions by providing software that addresses the complete customer engagement workflow, streamlining front- and back-office processes, driving new sales and retention, enabling deeper performance insights, and improving customer experiences with mobile-friendly, consumer-facing applications.
We go to market with suites of solutions that are aligned to our three core verticals: (1) the EverPro suite of solutions in Home Services; (2) the EverHealth suite of solutions within Health Services; and (3) the EverWell suite of solutions in Fitness & Wellness Services. Within each suite, our Business Management Software – the system of action at the center of a service business’ operation – is typically the first solution adopted by a customer. This vertically-tailored point-of-entry provides us with an opportunity to cross-sell adjacent products, previously offered as fragmented and disjointed point solutions by other software providers. This “land and expand” strategy allows us to acquire customers with key foundational solutions, and expand into offerings via product development and acquisitions that cover all workflows and power the full scope of our customers’ businesses. This results in a self-reinforcing flywheel effect, enabling us to drive value for our customers and, in turn, improve customer stickiness, increase out market share, and fuel our growth.

While we offer multiple products and address several verticals and micro-verticals, we manage our business with a singular, centralized approach to strategy and operations. We centralize key functions including marketing, business operations, cybersecurity, and general and administrative functions, ensuring consistency in execution across each of our verticals, and ultimately stimulating a culture of operational excellence.
Our financial results have reflected our rapid growth. Our revenue has grown at a CAGR of 61.3% from 2018 to 2020, and reached $337.5 million for the year ended December 31, 2020, up from $242.1 million for the year ended December 31, 2019, which represents revenue growth of 39.4% from 2019 to 2020 despite the impact of the COVID-19 pandemic. Our net loss was $60.0 million for the year ended December 31, 2020, compared to a net loss of $93.7 million for the year ended December 31, 2019. Our Adjusted EBITDA reached $81.4 million for the year ended December 31, 2020, up from $41.2 million for the year ended December 31, 2019. Our revenue was $104.9 million for the three months ended March 31, 2021, up from $77.0 million for the three months ended March 31, 2020, which represents revenue growth of 36.2%. Our net loss was $16.0 million for the three months ended March 31, 2021, compared to a net loss of $19.9 million for the three months ended March 31, 2020. Our Adjusted EBITDA reached $22.2 million for the three months ended March 31, 2021, up from $9.0 million for the three months ended March 31, 2020. Moreover, our business benefits from attractive unit economics; we estimate that the lifetime value of our customers exceeds 10 times the cost of acquiring them. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Non-GAAP Financial Measures.”
Key Trends Impacting Our Industry
Service SMBs are still in the early innings of adopting modern software solutions. We estimate that only 9% of the service SMB market has been penetrated with full end-to-end software solutions. However, we believe that small businesses now generally view digitization as critical to long-term success. Similar to other industries that are going through major digital transformations – including education, life sciences, public sector, real estate, and banking – we believe a number of trends are contributing to the adoption of modern, vertically-tailored software solutions for service SMBs. EverCommerce is operating at the center of many of these trends, including:
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Accelerating adoption of digital technologies. Consumers’ preferences for digital experiences have accelerated in recent years. At the same time, new digital solutions are emerging to enable businesses to increase growth, drive efficiencies, and enhance customer engagement. Together, these trends are contributing to the accelerating adoption of digital technologies.

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Mobile enablement. Due in large part to consumer demand and purchasing habits, a substantial amount of commerce is now conducted via a mobile device, whether through a standalone mobile application or as an integrated, companion application to a broader web-based software. Mobile commerce is estimated to represent just over $4.00 of every $10.00 spent online, with growth rapidly outpacing other forms of eCommerce. Within the service economy in particular, home service, wellness, and other professionals are often on-the-go, making mobile functionality of paramount importance.

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Digital marketing. Digital channels are allowing businesses to reach their existing and potential end consumers in more innovative, effective and efficient ways than ever before. Research from WebFX shows that 80% of SMB end consumers conduct online product research in 2021, highlighting the importance of having a digital presence. We estimate that approximately 65% of U.S. SMBs have currently adopted digital marketing tools, of which approximately 60% are expected to increase their spending on such tools, recognizing the power and importance of these digital channels. These trends continue to give rise to evolving and new digital marketing solutions aimed at helping businesses target end consumers, lower acquisition costs and increase lifetime value.

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Digital payments. As of just three years ago, we estimate that less than 50% of SMBs in the United States had adopted digital payment processing solutions, and instead relied on paper invoices for payment. Today, we estimate that approximately 68% of SMBs in the United States have adopted digital payment processing solutions, up more than 20% over the last three years, a trend that we expect to continue in the future. Integrated payments (e.g., digital payment acceptance that is integrated into the software that companies use to manage their businesses) have driven operating efficiencies for businesses and have improved payment security and tracking as compared to traditional paper methods.

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Increasingly vertical- and micro vertical-specific software needs. SMBs across verticals are specializing in order to better compete and align with end-customer preferences, which has resulted in a greater need for niche, tailored software solutions to address micro-vertical workflows. For example, instructional dance and cheerleading training centers have emerged in recent years to better service the specialized training needs of these end-customers.

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Decreasing barriers to software adoption. Given their size and resource capabilities, SMBs generally require lower priced and easier-to-implement technology solutions than larger-scale enterprise businesses. As a result of the innovations in cloud technology and the proliferation of SaaS, today’s solutions are more affordable and easier for SMBs to implement than ever before. According to Cisco, cloud solutions are one of the top three areas for near-term technology investment for small businesses.

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COVID-19 pandemic is accelerating pre-existing trends. We believe the COVID-19 pandemic has accelerated the need for digital transformation, resulting in SMBs increasing investment in technology to modernize customer engagement and drive growth and operational efficiencies. The effects of COVID-19 on businesses in addition to the preventative, and precautionary measures surrounding it have advanced the shift to modern, cloud-based software solutions.

Limitations of Existing Approaches
Historically, service SMBs have not heavily relied on technology to manage key workflows, but recently they are increasingly turning to software solutions to streamline operations and boost efficiency. However, the offerings available in the market often fail to meet the needs of today’s service SMBs, and have some or all of the following limitations:
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Lacking vertical-specific functionality. Traditional technology companies offer broad, horizontal solutions that apply a “one-size-fits-all” approach and aim to solve functional challenges across different verticals. For service SMBs, these solutions have an excess of broad functionality but lack the vertical specialization required in specific verticals.

•
Sold as point solutions. Existing solutions typically address a single application, use case, or stage of a broader workflow. These solutions lack the necessary integration of business data and operational workflows that service SMBs need to execute end-to-end processes. Moreover, they limit visibility into business performance and businesses’ ability to optimize data gathered across various processes.

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Built on inflexible, legacy technology infrastructure. Existing solutions are often built on legacy, on-premise infrastructure. These technologies lack the flexibility and scalability required by today’s service SMBs, as well as the ability to customize solutions to meet individual customers’ needs.

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Cost and resource-intensive. Service SMBs are generally price-sensitive and have limited resources. Existing software solutions often require significant capital, time, and technical resources to implement, inhibiting faster adoption. Moreover, it is difficult for service SMBs to maintain these solutions and roll out new versions and add-on features without significant time and resources.

Our Market Opportunity
We believe our solutions address a massive market opportunity today. We estimate the total number of service SMBs, which represent service-based businesses with 500 or fewer employees, was approximately 400 million globally in 2020, of which 31 million were in North America.
We estimate the total addressable market, or TAM, for our current solutions was approximately $1.3 trillion globally in 2020, of which approximately $520 billion was in North America, which refers to the United States and Canada. Of the $520 billion, we estimate a $59 billion opportunity in Home Services, a $84 billion opportunity in Health Services, a $21 billion opportunity in Fitness & Wellness Services, and a $356 billion opportunity in other services categories. We believe there is considerable runway for long-term growth given the vast majority of our market opportunity is untapped; we estimate that only 9% of the North America service SMB market has been penetrated with full end-to-end software solutions today, and estimate this number to increase to over 13% by 2025.
We arrive at the TAM by estimating the number of service SMBs, multiplying by the list price of the solutions we provide, and making regional adjustments for the number of firms that could pay the listed price.

Our TAM also includes our payments opportunity, which we arrive at by estimating total revenue across our vertical segments and multiplying by both pricing and penetration estimates.
We believe there are multiple sources of upside to our current TAM. As the number of service SMBs grow, as we develop or acquire complementary solutions, and as we enter new geographies, our market opportunity will expand.

Our Solutions
We offer several vertically-tailored suites of solutions, each of which follows a similar and repeatable go-to-market playbook: offer a “system of action” Business Management Software that streamlines daily business workflows, integrate highly complementary, value-add adjacent solutions, and complete gaps in the value chain to create end-to-end solutions. These solutions focus on addressing how service SMBs market their services, streamline operations, and retain and engage their customers.

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Business Management Software: Our vertically-tailored Business Management Software is the system of action at the center of a service business’ operation, and is typically the point-of-entry and first solution adopted by a customer. Our software, designed for the day-to-day workflow needs of businesses in specific vertical end markets, streamlines front and back-office processes and provides polished customer-facing experiences. Using these offerings, service SMBs can focus on growing their customers, improving their services and driving more efficient operations.

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Billing & Payment Solutions: Our Billing & Payment Solutions provide integrated payments, billing and invoicing automation, and business intelligence and analytics. Our omni-channel payments capabilities include point-of-sale (POS), eCommerce, online bill payments, recurring billing, electronic invoicing, and mobile payments. Supported payment types include credit card, debit card and ACH processing. Our payments platform also provides a full suite of service commerce features, including customer management as well as cash flow reporting and analytics. These value-add features help SMBs to ensure more timely billing and payments collection and provide improved cash flow visibility.

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Customer Engagement Applications: Our Customer Engagement Applications modernize how businesses engage and interact with customers by leveraging innovative, bespoke customer listening and communication solutions to improve the customer experience and increase retention. Our software provides customer listening capabilities with real-time customer surveying and analysis to allow standalone businesses and multi-location brands to receive voice-of-the-customer insights and manage the customer experience lifecycle. These applications include: customer health scoring, customer support systems, real-time alerts, NPS-based customer feedback collection, review generation and automation, reputation management, customer satisfaction surveying, and a digital communication suite, among others. These tools help our customers gain actionable insights, increase customer loyalty and repeat purchases, and improve customer experiences.

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Marketing Technology Solutions: Our Marketing Technology Solutions work with our Customer Engagement Applications to help customers build their businesses by invigorating marketing operations and improving return on investment across the customer lifecycle. These solutions help businesses to manage campaigns, generate quality leads, increase conversion and repeat sales, improve customer loyalty and provide a polished brand experience. Our solutions include: custom website design, development and hosting, responsive web design, marketing campaign design and management, search engine optimization (SEO), paid search and display advertising, social media and blog automation, call tracking, review monitoring, and marketplace lead generation, among others.

Our Verticals
Our solutions, many of which we believe are the market leaders in their industries, are deployed in verticals that are comprised of numerous micro-verticals, which through product development and new solution acquisition, offer natural growth opportunities for EverCommerce. We currently focus on three distinct, vertically-tailored, integrated SaaS solution suites:
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EverPro – Home Services: Our EverPro solutions are purpose-built for home service professionals, with varying specialized functionality for micro-verticals. For home improvement and field service professionals, project management and field service management applications serve as their business systems of action, respectively. Professionals in this market rely significantly on driving business from residential homeowners, and thus value tailored solutions which capture and manage lead generation from those end consumers. Ranging from professionals across residential home improvement and remodeling, and field services, to security and alarm professionals across residential installation and monitoring, central stations, corporate and campus planning, and government, our EverPro solutions are designed to serve the specific needs of the professionals in these home improvement and field services sub-markets.

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EverHealth – Health Services: Our EverHealth solutions are purpose-built for health service professionals. The health services market is rooted in a group of core solutions, including practice management and electronic health record (EHR) / electronic medical record (EMR) software. We offer different types and scales of solutions for micro-verticals, including small group and specialty practices, behavioral health professionals, specialty branches of hospital systems, ambulatory services, urgent care and EMT, and physical, occupational and speech therapists, among others. We believe that our patient and provider engagement solutions position us well to benefit from major industry trends such as the digitalization of front-office operations and patient engagement. As with EverPro, we believe we are well positioned to continue to take market-share in current- and future-focus specialty micro-verticals, such as urology, audiology, chronic care management, otolaryngology, and nephrology.

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EverWell – Fitness and Wellness: Our EverWell solutions are purpose-built for fitness and wellness service professionals. The fitness and wellness market includes tech-savvy businesses which generally require integrated solutions that provide modern, convenient experiences for end consumers. Member management and consumer-facing scheduling and facility access solutions are “must-have” software capabilities for modern gyms, spas and salons. In addition, adjacent solutions in relationship management, inventory management, personal training scheduling, and fitness tracking are increasingly needed to support a seamless, value-add consumer experience. Our EverWell solutions are built specifically for fitness professionals, which include gyms, studios, health clubs, specialized instructors (e.g., educational dance, gymnastics, and cheer) and personal trainers, and for wellness professionals, which include salons, spas, and massage therapists.

We offer select solutions to customers in other services verticals, including education, non-profit, pet care, and automotive repair, among many other. While these offerings are not a part of our core suites, they are managed as part of our centralized approach to strategy and operations.

Why We Win
We believe that our offerings are differentiated by the following qualities:
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Tailored, vertical-specific approach. We are exclusively focused on providing service SMBs with tailored SaaS solutions to help meet their specific needs. Our vertical and micro-vertical approach enables us to provide tailored solutions featuring critical vertical-specific functionality that better serves our customers when compared to industry-agnostic solutions offered by other businesses.

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Integrated solutions for end-to-end workflow. Our end-to-end suites integrate solutions across the full range of our customers’ workflows (including internal and back-office functions, and customer-facing services), simplifying their operations and providing a frictionless experience when compared to disjointed point solutions offered by other software businesses.

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SaaS-based solutions. Our scalable and flexible SaaS solutions alleviate resource needs associated with implementing and managing costly on-premise infrastructure, which simplifies the management of distributed workforces, enhances operational simplicity, and provides continuous delivery of updates and upgrades to our solutions.

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Mobile capabilities. Our SaaS, web-based, and mobile solutions enable business owners, administrators, and in-the-field service professionals to access schedules, customer accounts, and business performance analytics, among other critical features, wherever they are. In addition, our native mobile applications provide in-depth service delivery functionality for technicians and service professionals in-the-field, even out of cellular or wireless network areas.

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Exceptional digital experiences. Our customers’ use of our offerings allows them to deliver exceptional digital experiences to consumers across multiple channels, enhancing engagement, retention, and loyalty. For example, our customers can use our technology to develop modern touchpoints for consumers such as online scheduling, appointment reminders, online customer portals, online and mobile payments, SMS text updates, email updates, and consumer-facing mobile applications.

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Cost- and resource-efficient. SMBs are generally price-sensitive and resource-constrained, however legacy software solutions are often too expensive to adopt. Our solutions are affordable and easy to implement, and our customers benefit from our strong customer service capabilities, enabling them to optimize their use of digital solutions without significant financial or resource burden.

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Customer-driven innovation. The insight we gain into our over 500,000 customers’ use of our offerings informs our product pipeline, allowing us to constantly refine existing solutions and deliver new solutions that are most valuable to them.

Our Growth Strategies
We are focused on growing and scaling our business in a rapid, yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:
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Attract new customers: We believe that there is a significant opportunity to attract new customers with our current offerings and within the market segments in which we currently operate. We estimate that there are over 31 million service SMBs in North America alone, and 400 million globally. Our current verticals and adjacent markets in the service economy are highly fragmented. By improving the awareness of our brands and solutions, we believe that we can increase penetration and sell our complete value chain of solutions to service SMB customers. Through acquisitions and organic growth of our business, the number of customers on our platform increased from approximately 110,000 at the end of 2018 to over 500,000 at the end of 2020.

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Expand into new products and verticals: Given our position in the service SMB ecosystem, as well as our relationships and level of entrenchment with our customers, we use insights gained through our customer lifecycle to identify additional solutions that are value-additive for our customers. These insights allow us to continually assess opportunities to develop or acquire solutions to further expand market share, drive customer stickiness, and fuel growth for our business.

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Cross-sell into existing customers: Today, we serve over 500,000 service SMBs, which represent a significant opportunity for growth. As we become more entrenched in our customers’ daily business operations, we are better positioned to capitalize on additional cross-sell and up-sell opportunities. Our integrated vertical SaaS solutions allow us to offer customers additional capabilities across their entire customer engagement lifecycle. As we continue to develop, acquire, and transform our solutions, we aim to increase our wallet share and improve retention.
In conjunction with the strategies cited above, we also acquire solutions to deepen our competitive moats in existing verticals, and enter new verticals and geographies. We have an established framework for identification, execution, integration, and onboarding of targets. These acquired solutions bring deep industry expertise and vertically-tailored software solutions that provide additional sources of growth. We believe that our methodology, track record, and reputation for sourcing, evaluating, and integrating acquisitions positions us as an “acquirer-of-choice” for potential targets. We have acquired 49 companies since our inception, including 13 in 2019 and 9 in 2020. We are currently tracking over 10,000 North American software businesses, primarily across our core verticals, as potential acquisition opportunities.
Our Customers
We define a customer as an individual or entity that utilized or was capable of utilizing an EverCommerce solution or service for which they paid any one or combination of recurring, re-occurring, or transactional fees in a given period. For solutions contracting with entities that service groups of customers, for example franchises or other multi-location businesses, the customer is counted at the level of the individual business utilizing the solution.
We serve a wide range of customers across various verticals, micro-verticals, geographies and sizes. We believe the customers that we serve are representative of the highly diverse and varied nature of the SMB service economy. Our customers provide expert services which, in turn, play a critical role in supporting the everyday lives of millions of end consumers – for their homes, their health, and their well-being.
Our Verticals	Micro-vertical Examples
Home Services	HVAC/plumbing, electrical professionals, remodeling and home improvement contractors, window and door replacement specialties, security and alarm installation and monitoring businesses
Health Services	Specialty private medical practices, mental health therapists, chronic care specialists, ambulatory and EMT services, specialty branches of hospital systems
Fitness & Wellness Services	Chain and franchise gyms, full-service health clubs, boutique studios, personal trainers, dance and instructional schools, salons and spas, massage therapists
Other	Non-profits, veterinary care facilities, small accounting and tax firms, educational facilities, social services, pet/veterinary care, professional services, consumer services
As of December 31, 2020, we served approximately 513,000 customers. Of these customers, approximately 70% were based in the United States and approximately 30% were international. Despite the COVID-19 pandemic forcing hundreds of thousands of SMBs across the United States to permanently close, we grew our total customer base by approximately 33% in the year ended December 31, 2020. No customer accounted for more than 3% of our revenue in 2020.
Competition
While we have built a scaled, differentiated platform, we compete in a variety of highly fragmented markets and face competition from a variety of sources:
•	Manual processes, basic PC tools, standalone payment terminals and homegrown solutions, utilized by many service SMBs;
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Vertically-specialized competitors, including mobile sales applications and field service management platforms in Home Services, EHR / EMR and practice management platforms in Health Services, and facility and employee management and member management and programming platforms in Fitness & Wellness Services; and

•	Horizontal competitors, including Salesforce for CRM, Intuit for financial products, Square for payments and HubSpot for marketing related solutions.

The principal competitive factors affecting our market include:
•	breadth and depth of vertical solutions;
•	quality of products and features;
•	seamless integration and ease-of-use;
•	customer support capabilities;
•	pricing and costs;
•	product strategy and pace of innovation;
•	name recognition and brand reputation;
•	sales and marketing execution; and
•	platform security.
See the section titled “Risk Factors” for a more comprehensive description of risks related to competition.
Marketing, Business Development, Sales, and Customer Success
Our go-to-market organization includes our centralized marketing, business development, sales, and customer success functions. These teams drive scalable and efficient organic growth in three key areas: new customer acquisition, wallet share expansion, and go-to-market of acquired or built products. Our centralized, highly trained team members are organized into several targeted and coordinated groups to address the service SMB market’s highly varied verticals, while aligning priorities to the broader set of unified growth goals. Our teams relentlessly test and measure results to expand channels, optimize go-to-market, increase sales conversion, identify customer upsell opportunities, and explore adjacent expansion verticals. Through this targeted, coordinated approach, we maximize expert resource allocation and allow for growth programs of scale with attractive customer unit economics across our business.
Our People, Culture, and Values
We believe that the collective make-up of our people, programs and culture provide us with a competitive advantage. We plan to continue to make investment in our human capital a priority.
As of March 22, 2021, we had approximately 1,700 employees operating across five countries, including approximately 1,400 located in the United States. Given the ever-changing dynamic of the work environment due to the COVID-19 pandemic, we have become increasingly nimble and flexible, with a significant portion of our workforce worldwide working remotely since March 2020. Our employee retention continues to be high which enables us to execute on our objectives and positively impacts our operational outcomes.
We consider our people and culture vital to our success. We place a high level of emphasis on the relationships we have with our people, their engagement and commitment to the organization. Our fundamental belief is that when a company has a strong relationship with its employees, they in turn deliver exceptional customer service and in turn that delivers strong business performance. We have seen and believe our diverse, inclusive and innovative workforce is and will continue to be a competitive advantage.
We believe in and prioritize diversity, equality and inclusivity in our workplace and behave in a manner where these values are the underpinnings of how we build programs, in the selection and promotion of individuals and how we support the growth and development of our people. We aggressively manage and measure our identification, selection, retention, growth and development of our current and future employees. We have a robust methodology that enables us to successfully and with a high level of engagement, integrate individuals into our organization.

Our culture has been built upon our values and they are a critical part of how we behave, lead, and engage with our people. Our values reflect who EverCommerce is and serve as our guiding force on how we plan to achieve our organizational objectives. Our values include:
•	Inclusive: We embrace differences and respect all people, allowing individuals to bring their full selves into our organization.
•	Growth: We thrive on growing both personally and professionally.
•	Reflection: We constantly focus internally to improve how we connect externally with the world.
•	Opportunity: We provide opportunities so individuals can reach the next level of their journey.
•	World-Class: We aspire to be world-class in everything we do – Talent, Technology, Operations, and Service.
In addition to providing continuous learning, autonomy and engaging work, we provide a series of competitive benefits, including health insurance for employees and dependents, which include a 401k match, fertility benefits, paid parental leave and paid time off. We allot over 12,000 hours per year for our employees to volunteer for causes that are important to them. Within the tight-knit culture we have built and sustained, we celebrate our people and their successes with company events, team building activities, weekly lunches, and other important benefits. We invest in continuous growth and development with training and education and we provide career opportunities for people to continue to stretch their strengths and capabilities. None of our employees are represented by labor unions or covered by collective bargaining agreements.
Our Technology
Our SaaS solutions are strategically integrated to best serve our service SMB customers and ensure they have all the tools to help them grow and scale. We leverage a common set of best practices, IT infrastructure, and architectures that serve as a foundation for highly scalable and secure software solutions.
Key areas and features of our centralized strategy and operations that serve as a foundation to our technology approach include:
•
Software Development: Our software teams use best-in-class technologies and practices to develop our SaaS, mobile, and (in selected situations) on-premise solutions. Our software is purpose-built to meet the specific needs of the industries we serve.

•
Tech and IT Shared Services: Our shared services across its technology platforms provides a centralized and consistent approach to software development, as well as cloud engineering and data center migration. Our centralized IT administration allows for 24-hour support for all our people and platforms worldwide.

•
Shared Infrastructure: We systematically upgrade our data centers, centralize our collaboration platforms onto Office 365, and deploy a variety of standardized third-party software products sourced through EverCommerce. Migration of more than half of our technology solutions to AWS has allowed for gains in productivity, cost efficiency, expanded capacity, and faster innovation.

•
Cyber Security: Our Security Operations team uses industry best practices and functional expertise to perform regular risk assessments, audits and remediation across our entire IT infrastructure. Our centralized security efforts also include incident prevention, incident response, monitoring, scanning and alerting.

•
Offshore Development Team: We augment our existing software development resources with an offshore contractor development team in India of more than 60 contractors for website and mobile application development, as well as testing and test automation in support of several of our software solutions. We have leveraged this team to scale quickly when necessary to accelerate software development and QA activities.

Data Privacy and Security
Trust is important for our relationship with our customers and partners, and we take significant measures designed to protect their privacy and the data that they provide to us. Keeping our service SMB customers’ data, and their customers’ data, safe and secure is a high priority. Our approach to security is comprised of a framework that guides our customer databases and software solutions to protect against data loss, service disruption, data misuse and unauthorized access.
The guiding principles of our security program include the concepts of least privilege, business necessary data collection and retention policies, multiple layers of protection to provide defense in depth, and accountability to corporate policies. Our security program maximizes our centralized security operations team’s expertise in monitoring, oversight and enforcement of our security policies and processes, while allowing for tailored approaches within each unique software solution to best manage access and protection of data. We deploy a coordinated approach to risk management and incident response across the organization allowing us to proactively harden systems and respond to attacks before they escalate into incidents, and to quickly and meticulously investigate incidents that do occur. Our security operations team is highly focused on network security, limiting and authorizing access controls, and multifactor authentication for access to systems where appropriate, as well as system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructures.
Our information security officer is responsible for ensuring compliance with applicable standards, and our cross-functional security committee meets regularly to review incidents, material changes to our environments and security posture, and to address any specific issues or threats. We maintain a set of IT, security, and compliance policies that are reviewed at least annually, and are approved by our management team. All our employees review and accept applicable security and compliance policies and complete training in security practices at hire in and annually there-after, and all employees receive security awareness briefings at least monthly. Additionally, employees receive training on HIPAA-specific and PCI-specific compliance practices at hire-in and annually, as applicable based on the employee’s duties and functions within the business.
With respect to data privacy, regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. These laws are increasing in number and complexity, resulting in higher risk of enforcement, fines, and other penalties. Our privacy and legal teams are committed to processing and fulfilling any requests regarding the exercise of an individual’s privacy rights with respect to personal information. Specifically, we allow for any person to access, rectify, erase, port, or opt-out of the sale or sharing of personal information where we are the data controller. We support our SMB customers by facilitating their honoring of these requests. In addition, we honor opt-out requests across all our companies’ databases.
The data we collect and process is integral to our products and services, allowing us to help our SMB customers communicate with and serve their customers. Through our marketing businesses, we provide consumer leads to our SMB customers, and make required disclosures to consumers and regulatory agencies, including providing the ability for any consumer to opt-out of the sale of their personal information. Other than our lead generation services, we do not sell or share consumer personal information as part of our business model.
We collect and may use personal information to help run our business (including for analytical purposes) and to communicate and otherwise reach our SMB customers. In some instances, we may use third party service providers to assist us in the above.
We endeavor to treat our customers’ and their consumers’ data with respect and maintain consumer trust. We provide our consumers with options designed to allow them to control their data, such as allowing our consumers to opt out of any marketing requests, opt out of the use of marketing cookies, pixels and technologies on our platform, and request deletion of their data. Where we act as a data controller, our privacy and security teams are committed to processing and fulfilling consumer requests regarding access to and deletion of their data. Where we act as a data processor we are committed to assisting our customers with fulfilling these consumer requests.
In addition, our consumer transactions business is subject to certain financial services laws, regulations and rules, such as the Payment Card Industry Data Security Standards, the Gramm-Leach-Bliley Act, and the National Automated Clearing House Association ACH Rules, and our healthcare services businesses are subject to certain healthcare security and privacy laws, such as HIPAA in the United States and Personal Information Protection and Electronic Documents Act and Personal Health Information Protection Act in Canada.
Our respect for laws and regulations applicable to our business underlies our strategy to improve our customer and consumer experience and build trust. However, such laws and regulations are complex and constantly changing. For additional information, see “Risk Factors—Risks Related to Regulation—We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer and user bases, and thereby decrease our revenue.”
Healthcare Regulatory Matters
Our business operates in the healthcare space, and as such is affected by changes in healthcare laws, regulations and industry standards. The healthcare industry is highly regulated and subject to frequently changing political, legislative, regulatory and other influences. We are subject, either directly or through our customers, to a number of federal, state, and local healthcare laws and regulations that involve matters central to our Health Services business. Failure to satisfy those legal and regulatory requirements, or the adoption of new laws or regulations that impact our business or our customers, could have a significant negative impact on our results of operations, financial condition or liquidity.
In addition to the potential for evolving laws and regulations, the application and interpretation of these laws and regulations are often uncertain. These laws are enforced by federal, state and local regulatory agencies in the jurisdictions where we operate, and in some instances also through private civil litigation. For a discussion of the risks and uncertainties affecting our business related to compliance with federal, state and other laws and regulations and other requirements, please see “Risks Factors—Risks Related to Regulation.”
Intellectual Property
Protecting our intellectual property and proprietary technology is an important aspect of our business and continued growth. We rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws in the United States and other jurisdictions, as well as written agreements and other contractual provisions, to protect our proprietary technology, processes, and other intellectual property.
As of March 31, 2021, we had approximately 152 registered trademarks in the US (including EverCommerce), 1 registered trademark in the EU (for the EverCommerce logo), 1 registered trademark in Canada, and 4 registered trademarks in the UK; 9 trademark applications in process in the US and 5 trademark applications in process in Canada; 35 registered copyrights in the US and 1 registered copyright in Canada; and one issued patent in the US. Our issued patent expires in February 2032. We also have a portfolio of approximately 3,000 registered domain names for websites that we use in our business or that are registered defensively to protect our brands.
In addition, we generally enter into confidentiality agreements and assignment of invention agreements with employees and contractors throughout our business, including those involved in the development of our proprietary intellectual property. We also enter into confidentiality agreements with our customers, partners, and third parties who have access to our confidential information.
While much of the intellectual property we use is owned by us, we have obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe these licenses are sufficient for the operation of our business, these licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. See “Risk Factors—Risks Related to Intellectual Property—We may be unable to adequately protect and enforce, and we may incur significant costs in enforcing or defending, our intellectual property and other proprietary rights.”
Facilities
Our global corporate headquarters is located in Denver, Colorado. In February 2020, we moved into a new office for the corporate headquarters under a sublease agreement for approximately 50,125 square feet of office space in Denver under a lease expiring in 2031, with an option to extend the lease for an additional five years.
We also maintain over 30 additional office locations throughout the United States, four offices in Canada, two offices in the United Kingdom, one office in Australia, and one office in Jordan. We lease all of our facilities and do not own any real property.

We believe that these facilities are sufficient for our current needs and that additional space will be available to accommodate the expansion of our businesses should they be needed. Additionally, we also often take on leases when we acquire businesses, and we look to optimize our overall lease footprint in conjunction with any new leases assumed in an acquisition.
Legal Proceedings
We are from time to time subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. We believe that the ultimate resolution of these matters would not be expected to have a material adverse effect on our business, financial condition, or operating results.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Name	Age	Position
Eric Remer	49	Chief Executive Officer and Director
Matthew Feierstein	48	President and Chief Operating Officer
Marc Thompson	56	Chief Financial Officer
Lisa M. Sterling	48	Chief Administrative and HR Officer
Lisa Storey	39	General Counsel
Chris Alaimo	53	Chief Technology Officer
Sarah Jordan	36	Chief Marketing Officer
Penny Baldwin-Leonard	63	Director
Jonathan Durham	38	Director
Kimberly Ellison-Taylor	50	Director
Mark Hastings	53	Director
John Marquis	33	Director
Joseph Osnoss	43	Director
Richard A. Simonson	62	Director
Debby Soo	40	Director
(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
Eric Remer founded and has served as our Chief Executive Officer and as a member of our board of directors since October 2016 and previously co-founded and served as Chief Executive Officer and as a member of the board of directors of PaySimple, which is now part of the EverCommerce platform, from 2006 to October 2016. Mr. Remer previously founded and served as Chief Executive Officer of Conclave Group LLC, a direct marketing services company, from 2002 to 2005. Mr. Remer also previously co-founded I-Behavior LLC, a behavioral targeting and database marketing organization, from 1998 to 2002. Mr. Remer received his B.A. in History from the University of Michigan. We believe Mr. Remer is qualified to serve on our board of directors because of the historical knowledge, operational expertise, leadership and continuity that he brings to our board of directors as a founder of both EverCommerce and PaySimple and as our Chief Executive Officer.
Matthew Feierstein has served as our President and Chief Operating Officer since October 2016 and previously served as President of PaySimple, which is now part of the EverCommerce platform, from December 2009 to October 2016. Mr. Feierstein is responsible for overseeing the holistic business operations and accountable to both the growth and profitability of the operation. Mr. Feierstein previously served as Chief Operating Officer of Pronto.com, a price comparison service platform and a division of IAC, a media and internet company. Mr. Feierstein also served in senior product and operational leadership roles at Citysearch.com, another division of IAC, as well as spending several years in a senior management role at a small business start-up in the service industry. Mr. Feierstein received his B.A. in History from the University of Michigan.
Marc Thompson has served as our Chief Financial Officer since December 2016. Mr. Thompson is responsible for supporting our growth initiatives, driving our capitalization strategy and overseeing finance and accounting. Prior to joining us, Mr. Thompson served as Managing Director, Co-Head of Investment Banking and Head of Technology Banking of Oppenheimer & Co. from July 2012 to December 2016, and previously as Managing Director, Head of Software & Services Group of Oppenheimer & Co. Prior to that, Mr. Thompson served as Managing Director of CIBC Capital Partners from 2007 to 2009. Mr. Thompson received his B.A. in Economics from Dartmouth College.
Lisa M. Sterling has served as our Chief Administrative and HR Officer since January 2021. Ms. Sterling is responsible for supporting our continued growth through talent recruiting, human capital management, professional development and culture development programs. Prior to joining us, Ms. Sterling served as Executive Vice President and Chief People and Culture Officer of Ceridian HCM, Inc., or Ceridian, a global human capital management software company, from March 2016 to April 2020, where she supported the company’s global growth and lead the organization’s cultural transformation. From June 2015 to March 2016, Ms. Sterling served as vice president of product strategy of Ceridian. Ms. Sterling served as the chair of the board of directors of Ceridian Cares, Ceridian’s employee-driven charity, from July 2017 to April 2020. From March 2013 to May 2015, Ms. Sterling was a partner and talent technology solutions leader at Mercer LLC, a consulting and asset management firm and subsidiary of March & McLennan Companies, Inc., a global professional services firm. Ms. Sterling is currently a member of the board of directors of The Sanneh Foundation, a charity that serves youth development needs in the Twin Cities metro area, and Think-X, a private company that offers human capital performance software.
Lisa Storey has served as our General Counsel since August 2017 and is responsible for supporting our continued growth and business pursuits from a legal and risk management perspective. From November 2012 to August 2017, Ms. Storey served as Associate General Counsel of Air Methods Corporation, an air ambulance company in the United States. Prior to that, Ms. Storey practiced in the health care regulatory groups at the law firms of Davis Graham & Stubbs LLP in Denver, CO and Arent Fox LLP in Washington, D.C., providing merger and acquisition, litigation and compliance counsel for her clients. Ms. Storey received her J.D. from Vanderbilt University Law School and her B.A. in Molecular, Cellular and Developmental Biology and Philosophy from University of Colorado Boulder.
Chris Alaimo has served as our Chief Technology Officer since October 2016 and previously served as Chief Technology Officer of PaySimple, which is now part of the EverCommerce platform. Mr. Alaimo is responsible for leading a global team of software developers, IT professionals and cybersecurity experts. Prior to joining us, Mr. Alaimo served as Vice President of Engineering at Starboard Storage Systems, Inc., a hybrid data storage company, and co-founded and served as Vice President of Engineering of ProStor Systems, Inc., a data storage startup. Mr. Alaimo received his B.S. in Electrical Engineering from the University of Michigan.
Sarah Jordan has served as our Chief Marketing Officer since October 2016 and is responsible for leading corporate marketing for, and organic growth of, our software solutions as well as marketing, integrated go-to-market, business operations, business development, and operational growth opportunities. From 2008 to October 2016, Ms. Jordan served in a series of marketing leadership roles at PaySimple, which is now part of the EverCommerce platform, including as Senior Vice President of Marketing Strategy, Vice President of Marketing and Director of Marketing. Ms. Jordan received her B.A. in Business Administration, with concentrations in Economics, Marketing, and International Business from Carroll College.
Penny Baldwin-Leonard has served as a member of our board of directors since March 2021. Ms. Baldwin-Leonard is the Senior Vice President and Chief Marketing Officer of Qualcomm Incorporated, a role she has held since October 2017, and is responsible for overseeing global marketing efforts across all business channels and disciplines. She also serves on the executive leadership team and reports to the CEO. Prior to this, from October 2014 to July 2017, Ms. Baldwin-Leonard served as Vice President and General Manager of Global Brand Management at Intel Corporation, where she was responsible for developing and managing the company’s global brand strategy and reputation. She also oversaw global partner marketing, sports marketing and new technology marketing. From 2012 to 2015, Ms. Baldwin-Leonard served as Executive Vice President and Chief Marketing Officer at McAfee Corp., and from 2009 to 2012, she served as Senior Vice President of Global Brand Strategy and Consumer Marketing at Yahoo! Inc. We believe Ms. Baldwin-Leonard is qualified to serve on our board of directors because of her extensive experience as part of the executive leadership teams of leading technology corporations.
Jonathan Durham has served as a member of our board of directors since September 2019. Mr. Durham is a Managing Director of Silver Lake Technology Management, L.L.C., where he previously served as a Director since 2016, which he joined in 2005. Mr. Durham is currently a member of the board of directors of Weld North Education LLC, Gemini Trust Company LLC and Row New York, and previously on the board of directors of Quorum Business Solutions, Inc. and Gerson Lehrman Group, Inc. Mr. Durham received his A.B. in History from Harvard University. We believe Mr. Durham is qualified to serve on our board of directors because of his extensive experience in private equity investing, including in the technology sector, and service on the boards of directors of other companies.

Kimberly Ellison-Taylor has served as a member of our board of directors since March 2021. Ms. Ellison-Taylor is the Executive Director of Finance Thought Leadership at Oracle Corporation, a role she has held since April 2019, and previously served as Global Strategy Leader for the Cloud Business Group from September 2018 to March 2019, as Global Strategy Director for the Financial Services Industry Group from July 2015 to September 2018, and as Executive Director and Global Leader for Health, Human and Labor Vertical from October 2004 to July 2015. From 2016 to 2018, Ms. Ellison-Taylor served as the Chairman of the Board for the American Institute of CPAs and also as Chairman of the Association of Certified Professional Accountants. Ms. Ellison-Taylor has been an Adjunct Professor at Carnegie Mellon University’s Heinz College of Information Systems and Public Policy since 2019. Ms. Ellison-Taylor currently serves on the board of directors of Mutual of Omaha Insurance Corporation, where she is a member of the Audit and Risk Committees. Ms. Ellison-Taylor also serves on the board of directors of U.S. Bancorp as a member of the Audit and the Public Responsibility Committees. Ms. Ellison-Taylor received her M.B.A. in Business Administration and Decision Science from Loyola University Maryland, and received her B.A. in Information Systems Management from the University of Maryland Baltimore County. She also holds an M.S. in Information Technology Management and a Chief Information Officer certificate from Carnegie Mellon University, as well as a certificate in Public Accounting from the Community College of Baltimore County. She is a certified public accountant, certified information systems auditor and chartered global management accountant. We believe Ms. Ellison-Taylor is qualified to serve on our board of directors due to her extensive financial and technical experience in the technology sector, her leadership in the accounting and finance profession and service on the boards of directors of other public companies.
Mark Hastings has served as a member of our board of directors since October 2016. Mr. Hastings is Chief Executive Officer of Providence Strategic Growth Capital Partners L.L.C. and has held this role since 2014. Mr. Hastings currently serves as a member of the board of a number of private companies. Mr. Hastings received his M.B.A. from the Wharton School at the University of Pennsylvania and his B.A. in Economics from Colorado College. We believe Mr. Hastings is qualified to serve on our board of directors due to his extensive experience in private equity investing, including the technology sector, and service on the boards of directors of other companies in similar industries.
John Marquis has served as a member of our board of directors since October 2016 . Mr. Marquis is a Managing Director of Providence Strategic Growth Capital Partners L.L.C., and has previously served in a number of capacities at the firm since joining initially in 2014. Mr. Marquis currently serves as a member of the board of a number of private companies. Mr. Marquis received his B.S. in Finance and Accounting from Boston College. We believe Mr. Marquis is qualified to serve on our board of directors due to his extensive experience in private equity investing, including the technology sector, and service on the boards of directors of other companies in similar industries.
Joseph Osnoss has served as a member of our board of directors since September 2019. Mr. Osnoss is a Managing Partner and Managing Director of Silver Lake Technology Management, L.L.C., which he joined in 2002. From 2010 to 2014, he was based in London, where he helped oversee the firm’s activities in EMEA. Mr. Osnoss is currently a member of the board of directors of Cegid Group SA, Cornerstone OnDemand, Inc., where he also serves on the Nominating and Corporate Governance Committee, First Advantage Corporation, Global Blue Group Holding AG, where he serves on the compensation committee, LightBox Holdings, L.P., and Sabre Corporation, where he also serves on the Technology Committee and previously served on the Executive, Compensation and Nominating and Corporate Governance Committees. He previously served as a board member of Cast & Crew Payroll, LLC, Instinet Inc., Interactive Data Corporation, Mercury Payment Systems, Inc. and Virtu Financial Inc. Mr. Osnoss received his A.B. in Applied Mathematics and a citation in French Language from Harvard University. He has remained involved in academics, including as a Visiting Professor of Finance at the London School of Economics; a member of the Dean’s Advisory Cabinet at Harvard’s School of Engineering and Applied Sciences; a participant in The Polsky Center Private Equity Council at the University of Chicago; and a Trustee of Greenwich Academy. We believe Mr. Osnoss is qualified to serve on our board of directors due to his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.
Richard A. Simonson has served as a member of our board of directors since March 2021. Mr. Simonson is a Managing Partner of Specie Mesa L.L.C., a position he has held since July 2018. Prior to that, he served as Executive Vice President and Chief Financial Officer of Sabre Corporation from March 2013 to July 2018, helping to take it public in 2014. Mr. Simonson is currently a member of the board of directors of Electronic Arts Inc., where he also is Chair of the Audit Committee, and formerly served as the Lead Director and Chair of Nominating and Corporate Governance Committee from 2009 to 2014. Since June 2020, Mr. Simonson has served as a member of the board of directors Couchbase, a technology company, and he has served as a member of the board of directors of Cast & Crew, an entertainment industry software provider, since September 2018. From 2009 to 2018, he served on the board of directors of Silver Spring Networks, Inc., which he helped take public in 2013. Mr. Simonson received his M.B.A. in Finance from the Wharton School of Management at the University of Pennsylvania, and his B.S. in Mining Engineering from the Colorado School of Mines. We believe Mr. Simonson is qualified to serve on our board of directors due to his extensive operational experience as an executive at a number of technology companies and his service on the boards of other technology companies.
Debby Soo has served as a member of our board of directors since March 2021. Ms. Soo is the Chief Executive Officer of OpenTable, Inc., a real-time online reservation network, a role she has held since August 2020. Previously, Ms. Soo served in a number of roles at Kayak Software Corporation, including Chief Commercial Officer from August 2017 to July 2020, Senior Vice President of Business Development from January 2017 to July 2017, Vice President of Asia Pacific from May 2014 to January 2017, Senior Director of New Markets from July 2013 to May 2014, and previously as Director of Product Marketing, and Mobile Business Development Manager and Mobile Project Manager. From December 2020 to March 2021, Ms. Soo served on the board of directors of Lesson Nine GmbH, an education services company operating as Babbel, where she also served as a member of the compensation committee. Ms. Soo received her M.B.A. in Entrepreneurship and General Management from the Massachusetts Institute of Technology, her M.A. in East Asian Studies from Stanford University, and her B.A. in East Asian Studies with a minor in Economics from Stanford University. We believe Ms. Soo is qualified to serve on our board of directors due to her extensive experience holding executive and leadership roles across a number of technology companies.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition
Our board of directors is currently composed of nine members with no vacancies. In accordance with our amended and restated certificate of incorporation and our current amended and restated bylaws, each as in effect prior to the completion of this offering and the amended and restated stockholders agreement, Eric Remer, Penny Baldwin-Leonard, Jonathan Durham, Kimberly Ellison-Taylor, Mark Hastings, John Marquis, Joseph Osnoss, Richard A. Simonson and Debby Soo have been designated to serve as members of our board of directors. Pursuant to the amended and restated stockholders agreement, the stockholders who are party to the agreement have agreed to vote their respective shares to elect (i) two directors designated by Providence Strategic Growth, currently Mr. Hastings and Mr. Marquis, (ii) two directors designated by Silver Lake, currently Mr. Durham and Mr. Osnoss, (iii) the person then serving as our chief executive officer, currently Mr. Remer, and (iv) four directors designated as mutually agreed by the holders of a majority of the shares held by Providence Strategic Growth, Silver Lake and the person serving as our chief executive officer, currently Ms. Baldwin-Leonard, Ms. Ellison-Taylor, Mr. Simonson and Ms. Soo.
The provisions of our amended and restated certificate of incorporation, our current amended and restated bylaws and the amended and restated stockholders agreement will no longer be in effect upon the closing of this offering. In connection with this offering, we intend to enter into a new stockholders agreement with Providence Strategic Growth, Silver Lake and Eric Remer granting them certain board designation rights so long as . See “Certain Relationships and Related Party Transactions—Stockholders Agreements.”
Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:
The Class I directors will be       ,       and        ,and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be        ,       and       , and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be        ,       and       , and their terms will expire at our third annual meeting of stockholders following this offering.
Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors or as provided in the stockholders agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreements.” Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.
Director Independence
We will be a “controlled company” under the rules of The Nasdaq Stock Market. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we will be a controlled company, we are required to comply with the rules of the SEC and The Nasdaq Stock Market relating to the membership, qualifications and operations of the audit committee, as discussed below.
The rules of The Nasdaq Stock Market define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. After the closing of this offering, the parties to our stockholders agreement, described in “Certain Relationships and Related Party Transactions—Stockholders Agreements,” will beneficially own approximately   % of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full). Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of The Nasdaq Stock Market relating to the board of directors, compensation committee and nominating and corporate governance committee. If we cease to be a controlled company and the common stock continues to be listed on the Nasdaq Global Select Market, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.
In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that    ,    ,    ,    and    are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The Nasdaq Stock Market, representing    of our    directors.
Board Committees
Our board of directors has an audit committee, a compensation committee, and nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee, and nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee, and nominating and corporate governance committee charters will be available on our corporate website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related party transactions;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Our audit committee consists of      ,     and      , with      serving as chair. Our board of directors has determined that each of      ,     and      are independent directors under the rules of The Nasdaq Stock Market and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of     ,     and    meets the “financial literacy” requirement for audit committee members under the rules of The Nasdaq Stock Market and      is an “audit committee financial expert” within the meaning of the SEC rules.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of each Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of each Chief Executive Officer;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•	making recommendations to our board of directors regarding the compensation of our directors;
•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and
•	appointing and overseeing any compensation consultants.
Our compensation committee consists of     ,     and     , with     serving as chair. The composition of our compensation committee meets the requirements for independence under the current

The Nasdaq Stock Market listing standards and SEC rules and regulations.      is a non-employee director, as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•	overseeing an evaluation of our board of directors and its committees; and
•	developing and recommending to our board of directors a set of corporate governance guidelines.
Our nominating and corporate governance committee consists of    ,     and     ,    with      serving as chair. The composition of our nominating and corporate governance committee meets the requirements for independence under the current The Nasdaq Stock Market listing standards and SEC rules and regulations, including the exemptions available to controlled companies.
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of financial and cybersecurity risks. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the investor section of our website.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our “named executive officers,” or “NEOs”, and their positions were as follows:
•	Eric Remer, Chief Executive Officer;
•	Matt Feierstein, President and Chief Operating Officer; and
•	Marc Thompson, Chief Financial Officer.
This discussion may contain forward looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Eric Remer, Chief Executive Officer	2020	350,000	8,448,108	4,508,200	24,000	13,330,308
Matt Feierstein, President and Chief Operating Officer	2020	280,000	2,546,510	1,387,500	—	4,214,010
Marc Thompson, Chief Financial Officer	2020	300,000	2,546,510	3,107,754	3,892	5,958,156
(1)
Amounts reflect the full grant-date fair value of options to purchase shares of our common stock granted during 2020 computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of option awards made to executive officers in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
The amounts in this column represent annual incentive cash awards earned by each named executive officer under the Acquisition Bonus Plan and pursuant to performance-based cash bonus programs for Messrs. Remer and Feierstein. For Mr. Remer, this amount represents $4,508,200, which is comprised of $4,311,325 under the Acquisition Bonus Plan and a $196,875 performance bonus. For Mr. Feierstein, this amount represents $1,387,500, which is comprised of $1,275,000 under the Acquisition Bonus Plan and a $112,500 performance bonus. For Mr. Thompson, this amount represents $3,107,754 under the Acquisition Bonus Plan. See “Narrative Disclosure to Summary Compensation Table –2020 Bonuses” for further information on the Acquisition Bonus Plan and the performance bonuses.

(3)	Amounts reflect (i) $24,000, the costs of personal administrative support provided to Mr. Remer, and (ii) $3,892, the 401(k) matching contributions made by the Company to Mr. Thompson’s account.
Narrative to Summary Compensation Table
For the year ended December 31, 2020, the compensation for our named executive officers generally consisted of a base salary, cash bonuses and equity awards. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain the executive talent that is fundamental to our success. Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.
Base Salaries
The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The base salaries of our named executive officers are an important part of their total compensation package. For 2020, the base salaries for Messrs. Remer, Feierstein and Thompson were equal to $350,000, $280,000 and $300,000, respectively.

2020 Bonuses
Performance-Based Bonuses
We provided cash incentive awards to Messrs. Remer and Feierstein pursuant to 2020 bonus programs entered into with each such executive. Such awards are designed to incentivize each executive with a variable level of compensation that is based on performance measures evaluated by our board of directors in consultation with management. These cash incentives are intended to link a substantial portion of executive compensation to our performance and provide executive officers with a competitive level of compensation if applicable performance-objectives are achieved.
With respect to 2020, each of Messrs. Remer and Feierstein was eligible to receive a performance bonus based on the achievement of certain specified annual Company revenue (weighted at 35% of the award) and EBITDA targets (weighted at an aggregate of 65% of the award), ranging from 0% to 200% of his target bonus opportunity.
For 2020, Mr. Remer had a target bonus opportunity of $157,500 and Mr. Feierstein had a target bonus of $90,000. Based on the achievement of the 2020 performance bonus targets, our board of directors determined that Mr. Remer would be entitled to a payout of 125% of his target bonus, or $196,875, and Mr. Feierstein would be entitled to a payout of 125% of his target bonus, or $112,500.
These bonuses are also set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”
Acquisition Bonus Plan
In August 2019, our board of directors adopted the Acquisition Bonus Plan, pursuant to which our named executive officers may earn cash bonuses in connection with eligible acquisitions made by the Company. Each of our named executive officers was eligible to participate in the Acquisition Bonus Plan in 2020. Pursuant to the Acquisition Bonus Plan, each named executive officer was eligible to receive a percentage of the aggregate acquisition bonus pool established for each acquisition, which was calculated as (i) 2.75% multiplied by (ii) the lesser of the enterprise value of the acquired company, as determined by the board of directors in its sole discretion, and $100,000,000. The Acquisition Bonus Plan will terminate on an initial public offering (which, for the avoidance of doubt, includes this offering).
Under the Acquisition Bonus Plan, (i) Mr. Remer is entitled to receive an award equal to 1.25% of each acquisition bonus pool; (ii) Mr. Feierstein is entitled to receive a certain percentage of each acquisition bonus pool, as determined by the board of directors in its discretion, and (iii) Mr. Thompson is entitled to receive an award equal to 0.90% of each acquisition bonus pool.
In 2020, Mr. Remer, Mr. Feierstein, and Mr. Thompson received bonuses under the Acquisition Bonus Plan of $4,311,325, $1,275,000, and $3,107,754, respectively, based on the consummation of eligible acquisitions by the Company. These amounts are included in the above Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”
Equity Compensation
Amended & Restated 2016 Equity Incentive Plan
We currently maintain an equity incentive plan, the Amended & Restated 2016 Equity Incentive Plan, or the 2016 Plan, which provides for certain designated eligible employees, directors, and consultants the opportunity to participate in the equity appreciation of our business through the receipt of equity awards. We believe that such awards function as a compelling incentive and retention tool. The 2016 Plan is administered by our board of directors and provides for the grant of options, stock appreciation rights, restricted stock, and other stock-based awards. As of       there were     shares of our common stock available for issuance under the 2016 Plan. As of     shares were subject to outstanding options with a weighted average exercise price of $    per share, and     shares were subject to unvested restricted stock awards that have been granted under the 2016 Plan.
This summary is not a complete description of all provisions of the 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.

Restricted Stock Awards
The following equity awards are held by our named executive officers, in all cases, as of December 31, 2020, Mr. Remer holds (i) 4,124,102 shares of restricted stock, which were granted to him on May 1, 2017, (ii) 4,000,000 shares of restricted stock, which were granted to him on October 24, 2017, and (iii) 700,000 shares of restricted stock, which were granted to him on August 14, 2018; Mr. Feierstein holds: (i) 600,000 shares of restricted stock, which were granted to him on October 24, 2017 and (ii) 600,000 shares of restricted stock, which were granted to him on August 14, 2018; and Mr. Thompson holds (i) 400,000 shares of restricted stock, which were granted to him on October 24, 2017 and (ii) 250,000 shares of restricted stock, which were granted to him on August 14, 2018.
Each such restricted stock award was amended and restated effective on August 23, 2019 and subsequently amended effective on each of September 4, 2020 and May 7, 2021, and is eligible to vest in incremental percentages on each date that the Sponsor Stockholders (as defined below) pay cash consideration to us in exchange for our equity securities in connection with the funding of an acquisition by us or one of our subsidiaries, or for such other eligible purpose which the board of directors approves (such aggregate cash consideration, the “Investment Amount”), subject to the holder’s continued service with us through the applicable vesting date. With respect to (a) the first $150 million of the Investment Amount, a number of Messrs. Remer, Feierstein and Thompson’s shares of restricted stock shall vest equal to: 5.62%, 1.24% and 0.47%, respectively, of the number of shares received by the Sponsor Stockholders in exchange for such initial Investment Amount, and (b) with respect to the next $110 million of the Investment Amount, a number of Messrs. Remer, Feierstein and Thompson's shares of restricted stock shall vest equal to: 5.62%, 1.24% and 0.47%, respectively, of the number of shares received by the Sponsor Stockholders in exchange for such subsequent Investment Amount. With respect to any Investment Amount in excess of such $260 million, a number of Messrs. Remer, Feierstein and Thompson’s shares of restricted stock shall vest equal to 2.81%, 0.62%, and 0.235%, respectively, of the number of shares received by the Sponsor Stockholder in exchange for such Investment Amount. For the purpose of these awards “Sponsor Stockholders” means the Providence Strategic Growth II, L.P.; Providence Strategic Growth II-A, L.P.; PSG PS Co-Investors L.P.; SLA Eclipse Co-Invest, L.P.; SLA CM Eclipse Holdings, L.P.; PSG III and PSG IIIA; and their respective affiliates. On May 7, 2021, 424,836, 92,977 and 35,529 shares of restricted stock held by Messrs. Remer, Feierstein and Thompson, respectively, vested in connection with the Series C funding.
The awards of restricted stock terminate upon the occurrence of an IPO or Sale (each as defined in the second amended and restated stockholders agreement). This offering will constitute an IPO for purposes of the second amended and restated stockholders agreement and all unvested restricted stock awards will terminate with no consideration due to the holders of such restricted stock.
Stock Options
On January 10, 2020, the board of directors granted awards of stock options to each of our NEOs under the 2016 Plan, which included both performance-based and time-based options, at an exercise price of $9.1356 per share. Mr. Remer received 5,747,164 time-based options and 949,432 performance-based options. Messrs. Feierstein and Thompson each received 1,436,791 time-based options and 574,716 performance-based options.
Twenty-five percent (25%) of the time-based options vested on January 10, 2021 and the balance of such time-based options vests in thirty-six (36) equal monthly installments thereafter, subject to the NEO’s continued service with us through the applicable vesting dates. In the event of a change of control, fifty percent (50%) of each NEO’s unvested time-based options will vest and become exercisable.
So long as the applicable NEO remains continuously employed with us through the applicable vesting date, fifty percent (50%) of the executive’s performance-based options will vest upon a change of control or an IPO if the per share cash price received in connection with such change of control or the per share offering price in such IPO (each as defined in the 2016 Plan) is at least $27.4068, and the other fifty percent (50%) of the performance-based options will vest upon a change of control or an IPO if the per share cash price received in connection with such change of control or the per share offering price in such IPO is at least $36.5424, in each case as subject to adjustment as provided for in the 2016 Plan. This offering is expected to constitute an IPO for purposes of the 2016 Plan and the option award agreements.

Severance and Change of Control Payments and Benefits
Each of our named executive officers is entitled to partial accelerated vesting of his time-based stock options upon a change of control and vesting of his performance-based stock options under his stock option award agreements upon certain changes of control, as described above under “Equity Compensation.”
Other Elements of Compensation
Employee Benefits and Perquisites
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•	medical, dental and vision benefits;
•	medical care flexible spending accounts and health savings accounts;
•	short-term and long-term disability insurance; and
•	life and accidental death & dismemberment insurance.
In addition, Mr. Remer receives personal administrative support from the Company. The cost of such benefit for 2020 is set forth above in the Summary Compensation Table in the column entitled “All Other Compensation.”
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not provide any matching contributions in the 401(k) plan for our NEOs with the exception of Mr. Thompson. We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.
No Tax Gross-Ups
We do not have any gross-up agreements or arrangements to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the Company.

Outstanding Equity Awards at Fiscal Year-End
The following table resents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Eric Remer	—	—	—	—	—	1,723,305(1)	13,700,275
	—	5,747,164	—	9.1356	1/9/2030(2)	—	—
	—	—	949,432	9.1356	1/9/2030(3)	—	—
Matt Feierstein	—	—	—	—	—	92,977(1)	739,167
	—	1,436,791	—	9.1356	1/9/2030(2)	—	—
	—	—	574,716	9.1356	1/9/2030(3)	—	—
Marc Thompson	—	—	—	—	—	211,468(1)	1,681,171
	—	1,436,791	—	9.1356	1/9/2030(2)	—	—
	—	—	574,716	9.1356	1/9/2030(3)	—	—
(1)
Each such restricted stock award is eligible to vest in incremental percentages on each date that the Sponsor Stockholders (as defined above in the “Equity Compensation – Restricted Stock” Section) pay cash consideration to the Company in exchange for its equity securities in connection with the funding of an acquisition by the Company or one of its subsidiaries, or for such other eligible purpose which the board of directors approves (such aggregate cash consideration, the “Investment Amount”), subject to the holder’s continued service with us through the applicable vesting date. With respect to the first $150 million of the Investment Amount, a number of Messrs. Remer, Feierstein and Thompson’s shares of restricted stock shall vest equal to: 5.62%, 1.24% and 0.47%, respectively, of the number of shares received by the Sponsor Stockholders in exchange for such initial Investment Amount, and with respect to the next $110 million of the Investment Amount, a number of Messrs. Remer, Feierstein and Thompson's shares of restricted stock shall vest equal to: 5.62%, 1.24% and 0.47%, respectively, of the number of shares received by the Sponsor Stockholders in exchange for such subsequent Investment Amount. With respect to any Investment Amount in excess of $260 million, a number of Messrs. Remer, Feierstein and Thompson’s shares of restricted stock shall vest equal to 2.81%, 0.62%, and 0.235%, respectively, of the number of shares received by the Sponsor Stockholder in exchange for such Investment Amount. The number of shares reported in the table represents the number of restricted shares that would be earned assuming the performance conditions were satisfied in full. The awards of restricted stock terminate upon the occurrence of an IPO or Sale.

(2)
Twenty-five percent (25%) of these options will vest on the first anniversary of the grant date (and such options vested on January 10, 2021) and the balance of such options will vest in thirty-six (36) equal monthly installments beginning one month after the first anniversary of the grant date, subject to the NEO’s continued service with us through the applicable vesting dates. In the event of a change of control, fifty percent (50%) of each NEO’s unvested options will vest and become exercisable.

(3)
Represents an option to purchase shares of our common stock granted on January 10, 2020, which is eligible to vest as to fifty percent (50%) of the underlying shares if the per share cash price received in connection with a change of control or the per share offering price in an IPO is at least $27.4068, and as to the other fifty percent (50%) of the underlying shares if the per share cash price received in connection with a change of control or the per share offering price in an IPO is at least $36.5424, in each case subject to the executive’s continuous employment with the Company through the applicable vesting date.

(4)	Stock awards were valued based on the fair market value of our common stock as of December 31, 2020, which was determined by our board of directors to be $7.95 per share.
Executive Compensation Arrangements
We are not party to any employment agreements or offer letters with our named executive officers. However, in connection with this offering, we intend to enter into an employment agreement with each named executive officer, the material terms of which have not yet been determined.

However, pursuant to his equity award agreements, each NEO is subject to one-year post-termination non-compete and non-solicit of customers and employees covenants, as well as perpetual confidentiality and non-disparagement covenants.
Director Compensation
In 2020, no non-employee directors received compensation in respect of their services on our board of directors. Mr. Remer’s compensation for 2020 is included with that of our other named executive officers above.
On March 31, 2021, in connection with their appointment to our board of directors, Mr. Simonson was granted an option to purchase 70,000 shares of our common stock and each of Mses. Baldwin-Leonard, Ellison-Taylor, and Soo was granted an option to purchase 60,000 shares of our common stock. Twenty-five percent (25%) of the options vest on March 31, 2022 and the balance of the options vests in thirty-six (36) equal monthly installments thereafter, subject to the director's continued service with us through the applicable vesting dates.
Non-Employee Director Compensation Policy
In connection with this offering, we intend to adopt a non-employee director compensation policy that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this non-employee director compensation policy, we expect that each non-employee director will receive a mixture of annual retainer fees and long-term equity awards.
Pursuant to this policy, each eligible non-employee director will receive an annual cash retainer of $ that will be paid quarterly in arrears. The lead independent director of our board of directors will receive an additional annual cash retainer of $     , the chairperson of the audit committee will receive an additional annual cash retainer of $    and each other member of the audit committee will receive an additional annual cash retainer of $   , the chairperson of the compensation committee will receive an additional annual cash retainer of $      and each other member of the compensation committee will receive an additional annual cash retainer of $   , and the chairperson of the nominating and governance committee will receive an additional annual cash retainer of $ and each other member of the nominating and governance committee will receive an additional annual cash retainer of $   .
Also, pursuant to this policy, we intend to grant all eligible non-employee directors an annual equity award of restricted stock units that has a grant date value of $    (with prorated awards made to directors who join on a date other than an annual meeting following the first annual meeting after the closing of this offering), which will generally vest in full on the earlier of the day before the next annual meeting or the first anniversary of the date of grant.
Equity Plans
Existing Equity Plan
We currently maintain the 2016 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2021 Incentive Award Plan, no further grants will be made under the 2016 Plan.
2021 Incentive Award Plan
In connection with this offering, we intend to adopt the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration
Our employees, consultants and directors, and employees, consultants and directors of our parents and subsidiaries are eligible to receive awards under the 2021 Plan. The 2021 Plan is expected to be administered by our compensation committee (other than with respect to awards granted to non-employee directors, which are expected to be administered by our board of directors), which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available
The maximum number of shares of our common stock available for issuance under the 2021 Plan is equal to the sum of (i) shares of our common stock, (ii) an annual increase on the first day of each year beginning in 2022 and ending in and including 2031, equal to the lesser of (A)    percent (  %) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors, and (iii) any shares of our common stock subject to awards under the existing equity plan which are forfeited or lapse unexercised and which following the effective date are not issued under such plan; provided, however, no more than    shares may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2021 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2021 Plan.
Awards granted under the 2021 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2021 Plan. The maximum grant date fair value of cash and equity awards granted to any non-employee director pursuant to the 2021 Plan during any calendar year is $    .
Awards
The 2021 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the 2021 Plan. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
•
Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•
SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

•
Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•
Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•
Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting
Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.
Certain Transactions
The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a “change in control” of the company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non- transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination
Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopts the 2021 Plan and (ii) the date on which our stockholders approve the 2021 Plan.
2021 Employee Stock Purchase Plan
In connection with this offering, we intend to adopt the 2021 Employee Stock Purchase Plan, or the ESPP, subject to approval by our stockholders. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code.The material terms of the ESPP as currently contemplated are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Shares Available; Administration
The aggregate number of shares of our common stock that will initially be reserved for issuance under the ESPP will be equal to the sum of (i)   shares and (ii) an annual increase on the first day of each calendar year beginning in 2022 and ending in 2031 equal to the lesser of (A)   percent (  %) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by our board of directors; provided that in no event will more than   shares of our common stock be available for issuance under the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.
Eligibility
The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP.
Grant of Rights
The Section 423 component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.
The ESPP will permit participants to purchase common stock through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to shares. In addition, under the Section 423 component, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first trading day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares will not be less than 85% of the fair market value of our common stock on the purchase date, which will be the final trading day of the purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.
A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
Certain Transactions
In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation, or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment
The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction which:
•	we have been or are to be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Preferred Stock Financings
In July 2019, we entered into a stock purchase agreement with Providence Strategic Growth II L.P., Providence Strategic Growth II-A L.P., Providence Strategic Growth III L.P., Providence Strategic Growth III-A L.P., PSG PS Co-Investors L.P., Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore), L.P., Eric Remer, Matthew Feierstein, and Marc Thompson. In connection with this transaction, (i) EverCommerce Inc. issued 17,695,583 shares of Series B convertible preferred stock to Silver Lake for an aggregate purchase price of approximately $161.7 million; (ii) EverCommerce Inc. purchased 2,573,281 shares of common stock, which amount included 765,062 shares of common stock resulting from the conversion of an equal number of shares of Series A convertible preferred stock, from certain stockholders at a price per share of $9.14; (iii) Providence Strategic Growth converted 59,182,642 shares of Series A convertible preferred stock to shares of common stock and sold 28,700,571 shares of common stock to Silver Lake for an aggregate purchase price of approximately $262.3 million, and (iv) Eric Remer, Matthew Feierstein, and Marc Thompson sold 4,065,796 shares of common stock to Silver Lake for an aggregate purchase price of approximately $37.2 million. All 32,766,368 shares of common stock purchased by Silver Lake pursuant to clauses (iii) and (iv) above were subsequently exchanged for an equal number shares of our Series B convertible preferred stock. In addition, 5,233,648 shares of common stock held by Eric Remer, Matthew Feierstein, and Marc Thompson were exchanged for an equal number shares of our Series B convertible preferred stock. This transaction closed in August 2019.
As a condition of the stock purchase agreement, in August 2019, we entered into an amended and restated stockholders agreement and a registration rights agreement with Providence Strategic Growth, Silver Lake and certain other stockholders, including Eric Remer, Matthew Feierstein, and Marc Thompson.
Pursuant to this agreement, we granted each of Providence Strategic Growth and Silver Lake the right, but not the obligation, to (i) fund up to 50% of the first $150.0 million of equity or equity-linked financing raised after August 2019 for cash in shares of Series B convertible preferred stock at the same price and terms as such Series B convertible preferred was acquired by Silver Lake in August 2019, or the initial tranche financing; and (ii) fund up to 50% of the next $150.0 million of equity or equity-linked financing raised after the initial tranche financing for cash in shares of convertible preferred stock with terms consistent with the amended and restated stockholders agreement, or the secondary tranche financing.
In September 2020, we entered into subscription agreements with each of Providence Strategic Growth, Silver Lake and an entity affiliated with Richard A. Simonson, a member of our board of directors, pursuant to which we issued and sold (i) 2,901,819 shares of Series B convertible preferred stock to Providence Strategic Growth, (ii) 2,901,819 shares of Series B convertible preferred stock to Silver Lake and (iii) 27,399 shares of Series B convertible preferred stock to an entity affiliated with Richard A. Simonson, at a price of $9.12 per share, for an aggregate purchase price of approximately $53.2 million. Providence Strategic Growth and Silver Lake participated in this financing pursuant to their initial tranche financing right under the amended and restated stockholders agreement.
In October 2020, we entered into subscription agreements with each of Providence Strategic Growth and Silver Lake, pursuant to which we issued and sold (i) 5,318,078 shares of Series B convertible preferred stock to Providence Strategic Growth, and (ii) 5,318,078 shares of Series B convertible preferred stock to Silver Lake, at a price of $9.12 per share, for an aggregate purchase price of approximately $97.0 million. Providence Strategic Growth and Silver Lake participated in this financing pursuant to their initial tranche financing right under the amended and restated stockholders agreement.

In May 2021, we entered into subscription agreements with each of Providence Strategic Growth and Silver Lake, pursuant to which we issued and sold (i) 3,928,571 shares of Series C convertible preferred stock to Providence Strategic Growth, and (ii) 3,630,785 shares of Series C convertible preferred stock to Silver Lake, at a price of $14.00 per share, for an aggregate purchase price of approximately $105.8 million. We additionally granted SLA Eclipse Co-Invest, L.P. the right to purchase up to an additional 297,786 shares of Series C convertible preferred stock for $14.00 per share.
As discussed below, each of the amended and restated stockholders agreement and the registration rights agreement was subsequently amended and restated in May 2021. Pursuant to these arrangements, certain holders of our convertible preferred stock, including Providence Strategic Growth, Silver Lake, Eric Remer, Matthew Feierstein, and Marc Thompson are entitled to specified registration rights. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Registration Rights Agreement
In October 2019, we entered into a registration rights agreement with Providence Strategic Growth, Silver Lake and any stockholder that becomes a signatory to the registration rights agreement, provided that any such stockholder other than Providence Strategic Growth and Silver Lake beneficially owns 1% of the outstanding shares of common stock. In connection with the issuance of shares of our Series C convertible preferred stock in May 2021, we amended and restated the registration rights agreement. The registration rights agreement provides for demand registration rights, S-3 registration rights and piggyback registration rights. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Stockholders Agreements
In October 2019, we entered into an amended and restated stockholders agreement with Providence Strategic Growth, Silver Lake and certain other stockholders, including Eric Remer, Matthew Feierstein, and Marc Thompson. In March 2021, we amended the agreement to increase the number of directors on our board of directors and, in connection with the issuance of shares of our Series C convertible preferred stock, we amended and restated the stockholders agreement in May 2021. The agreement sets the number of our board of directors at nine (9) directors and contains certain nomination rights to designate candidates for nomination to our board of directors and to designate non-voting observers to our board of directors. The agreement also contains preemptive rights, transfer restrictions, tag-along rights, drag-along rights, rights of first refusal and liquidity and information rights. In addition, the agreement requires us to obtain the consent of Providence Strategic Growth and/or Silver Lake before taking certain actions.
As a result of this offering, most of the provisions set forth in the amended and restated stockholders agreement will terminate, including rights regarding the nomination, appointment and designation of members of our board of directors, designation of non-voting observers to our board of directors, preemptive rights, transfer restrictions, tag-along rights, drag-along rights, rights of first refusal, liquidity rights and consent requirements. Following this offering, we will continue to be subject to the confidentiality and non-disclosure obligations set forth in the agreement.
In connection with this offering, we intend to enter into a new stockholders agreement, or the stockholders agreement, with Providence Strategic Growth, Silver Lake and Eric Remer, or the parties to our stockholders agreement, granting them certain board designation rights so long as    . This stockholders agreement will require us to, among other things, nominate a number of individuals for election as our directors at any meeting of our stockholders, designated by Providence Strategic Growth (each such individual a “PSG Designee”), Silver Lake (each such individual a “Silver Lake Designee”), and Eric Remer (each such individual a “Founder Designee,” and together with the PSG Designee and Silver Lake Designee, the “Stockholder Designees”), such that, upon the election of such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the    .
Each party to our stockholders agreement will also agree to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause (i) the election of the PSG Designees, Silver Lake Designees and Founder Designees and (ii) the election of     (  ) directors who are not affiliated with any party to our stockholders agreement and who satisfy the standards of independence established for independent directors under the rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act.

In addition, pursuant to the stockholders agreement,    .
Each party to our stockholders agreement will also agree, subject to certain limited exceptions, to    .
Other Transactions
We have granted options and other incentives to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”
Indemnification Agreements
We have entered into, and plan on entering into, indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, which became effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2021, and as adjusted to reflect the sale of common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, by:
•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding shares of common stock.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.
Applicable percentage ownership before the offering is based on     shares of our common stock outstanding as of March 31, 2021, after giving effect to the issuance of    shares of our Series C convertible preferred stock in May 2021 and the Preferred Stock Conversion. Applicable percentage ownership after the offering assumes the sale of     shares of our common stock in this offering, after giving further effect to the filing and effectiveness of our amended and restated certificate of incorporation.
In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or would become exercisable or would vest based on service-based vesting conditions within 60 days of March 31, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any purchases that may be made in this offering. Unless otherwise indicated, the address of each beneficial owners in the table below is c/o EverCommerce Inc., 3601 Walnut Street, Suite 400, Denver, Colorado 80205.
Pecentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Benefically Owned	Before the Offering	After the Offering
5% Stockholders:
Entities affiliated with Providence Strategic Growth(1)
Entities affiliated with Silver Lake(2)
Named Executive Officers and Directors:
Eric Remer(3)
Matthew Feierstein(4)
Marc Thompson(5)
Penny Baldwin-Leonard(6)
Jonathan Durham(7)
Kimberly Ellison-Taylor(8)
Mark Hastings(9)
John Marquis(10)
Joseph Osnoss(11)
Richard A. Simonson(12)
Debby Soo(13)
All Executive Officers and Directors as a Group (15 individuals)(14):
*	Less than 1%.
(1)	Represents shares of common stock held directly by Providence Strategic Growth II L.P., or PSG II, Providence Strategic

Growth II-A L.P., or PSG II-A, Providence Strategic Growth III L.P., or PSG III, Providence Strategic Growth III-A L.P., or PSG III-A, and PSG PS Co-Investors L.P., or PSG Co-Invest (and together with PSG II, PSG II-A , PSG III and PSG III-A, the PSG Funds). PSG Ultimate GP Managing Member L.L.C., or PSG Managing Member, is the indirect managing member of the PSG Funds and holds voting and dispositive power over the shares of common stock held by the PSG Funds. The members of PSG Managing Member are controlled by each of Mark Hastings and PeterWilde, respectively. In addition, John Marquis is a managing director of Providence Strategic Growth Capital Partners L.L.C., an affiliate of PSG Managing Member. Each of Mr. Hastings and Mr. Marquis are a member of our board of directors. Each of Mr. Hastings, Mr.Wilde and Mr. Marquis disclaim beneficial ownership of any of the common stock held by the PSG Funds, except to the extent of their pecuniary interest therein. The address for each of the entities referenced above is c/o Providence Strategic Growth Capital Partners L.L.C., 401 Park Drive, Suite 204, Boston, MA 02215.
(2)
Represents     shares of common stock held by SLA CM Eclipse Holdings, L.P. and     shares of common stock held by SLA Eclipse Co-Invest, L.P. The general partner of SLA CM Eclipse Holdings, L.P. is SLA CM GP, L.L.C. and the sole member of SLA CM GP, L.L.C. is SL Alpine Aggregator GP, L.L.C. Silver Lake Alpine Associates, L.P. is the managing member of SL Alpine Aggregator GP, L.L.C. and the general partner of SLA Eclipse Co-Invest, L.P. The general partner of Silver Lake Alpine Associates, L.P. is SLAA (GP), L.L.C. The managing member of SLAA (GP), L.L.C. is Silver Lake Group, L.L.C. The managing members of Silver Lake Group, L.L.C. are Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. Mr. Osnoss serves as a member of our board of directors. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(3)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(4)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(5)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(6)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(7)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(8)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(9)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(10)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(11)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(12)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(13)	Represents (i) shares of our common stock and (ii) shares of our common stock underlying options to purchase common stock that are exercisable within 60 days of March 31, 2021.
(14)
Represents (i)     shares of our common stock and (ii)     shares of our common stock underlying options to purchase common stock that are currently exercisable or would be exercisable within 60 days of March 31, 2021.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
Upon the closing of this offering, our authorized capital stock will consist of    shares of common stock, par value of $0.00001 per share, and    shares of preferred stock, par value $0.00001 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our certificate of incorporation and our bylaws.
As of March 31, 2021 after giving effect to (i) the issuance of    shares of our Series C convertible preferred stock in May 2021, (ii) the Preferred Stock Conversion, and (iii)  the filing and effectiveness of our amended and restated certificate of incorporation, there were   shares of our common stock outstanding, held by approximately    stockholders of record.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
As of March 31, 2021, after giving effect to the issuance of     shares of our Series C convertible preferred stock in May 2021, there were     shares of our convertible preferred stock outstanding. Pursuant to the provisions of our amended and restated certificate of incorporation, each outstanding share of convertible preferred stock will be converted into one share of common stock effective upon the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.
Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock.

Options
As of March 31, 2021, we had options to purchase an aggregate of    shares of our common stock, with a weighted-average exercise price of approximately $   per share, outstanding under our 2016 Plan, of which    shares were vested of that date.
Restricted Stock Awards
As of March 31, 2021, we had    shares of our common stock subject to restricted stock awards, or RSAs, with a weighted-average grant date value of $   per share. Each RSA is eligible to vest in incremental percentages, subject to the holder’s continued service with us through the applicable vesting date. See the section titled “Equity Compensation – Restricted Stock” for additional information. The RSAs terminate upon the occurrence of an IPO or Sale (each as defined in the amended and restated stockholders agreement). This offering will constitute an IPO for purposes of the amended and restated stockholders agreement and the RSAs and all unvested restricted stock awards will terminate with no consideration due to the holders of such restricted stock. As of March 31, 2021,    shares subject to the RSAs had vested.
Registration Rights
Our registration rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include, among others, (1) the shares of our common stock issued or issuable upon the conversion of shares of our convertible preferred stock, or that are otherwise issuable upon exercise, conversion or exchange of any option, warrant or convertible security, (2) the shares of our common stock held by such parties and (3) any shares of common stock issued as a dividend or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the registration rights agreement, we will pay all expenses relating to such registrations, including (i) the fees and out-of-pocket expenses of separate counsel for each of the Providence Strategic Growth and Silver Lake requesting that their registrable securities be registered pursuant to the applicable registration statement, and any other “local” counsel required to render legal opinions on behalf of Providence Strategic Growth and Silver Lake and fees and out-of-pocket expenses of one counsel for the additional parties to the agreement (other than Providence Strategic Growth and Silver Lake ) requesting that their shares be registered pursuant to the applicable registration statement, and any other “local” counsel required to render legal opinions on behalf of such additional parties. The registration rights agreement also includes customary indemnification and procedural terms.
With respect to any stockholder other Providence Strategic Growth and Silver Lake than that becomes a signatory to the registration rights agreement, the registration rights granted to such stockholder will terminate with respect to such stockholder when such stockholder beneficially owns 1% of our outstanding shares of common stock.
Following the completion of this offering, the holders of an aggregate of     shares of our common stock, which represents approximately   % of our outstanding shares of common stock after the offering, are entitled to the registration rights pursuant to the registration rights agreement.
Demand Registration Rights
Following the completion of this offering, Providence Strategic Growth and Silver Lake , which collectively hold an aggregate of     shares of our common stock, which represents approximately    % of our outstanding shares of common stock after the offering, will be entitled to certain demand registration rights. At any time beginning one hundred and eighty (180) days after the effective date of the registration statement for this offering, Providence Strategic Growth and Silver Lake may request that we prepare and file a registration statement to register their registrable securities. Following such a request, pursuant to the “piggyback” registration rights in the registration rights agreement, we will provide other holders with prompt written notice at least ten (10) business days prior to the anticipated filing date of the registration statement relating to such registration. We are not obligated to effect the proposed demand registration if it would not reasonably be expected to result in aggregate gross cash proceeds to the participating holders in excess of $150.0 million. If we determine that it would be detrimental to us and our stockholders to effect a requested registration, we may postpone such registration, not more than twice in any 12-month period, for a period of up to 90 days.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the stockholders party to the registration rights agreement will be entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (i) a registration on Form S-4 or S-8 or any similar successor forms, (ii) in connection with a shelf registration and any resale of registrable securities by Providence Strategic Growth or Silver Lake pursuant to a shelf registration or (iii) to effect the acquisition of or combination with another business or entity.
The foregoing demand registration rights are subject to a number of additional exceptions and limitations.
S-3 Registration Rights
Following the completion of this offering, Providence Strategic Growth and Silver Lake will be entitled to certain Form S-3 registration rights. Under our registration rights agreement, as soon as practicable following this offering, but in any event within 6 months following the completion of this offering, we will use commercially reasonable efforts to qualify for and remain eligible to use Form S-3 registration. One or more of these stockholders may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the request covers securities that would result in aggregate gross cash proceeds to the participating holders in excess of $50.0 million. Following such a request, we will notify the other non-requesting stockholder with such rights within two (2) business days and use commercially reasonable efforts to cause such registration statement to be filed as soon as reasonably practicable. These holders may make an unlimited number of requests for registration on Form S-3.
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the Delaware General Corporation Law
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the Delaware General Corporation Law. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless:
•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, consolidation involving us and the “interested stockholder” or other transactions resulting in a financial benefit to the interested stockholder.

Subject to certain exceptions, an “interested stockholder” is any entity or person who, together with that entity’s or person’s affiliates and associates, owns or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a period of three years. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that the parties to our stockholders agreement and any of their respective affiliates, and any group as to which such persons are a party, will not be deemed to be “interested stockholders” for purposes of this provision.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Classified Board
Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that directors may only be removed for cause and upon the affirmative vote of a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See “Management—Board Composition.”
Board of Directors Vacancies
Subject to the rights of the holders of any series of preferred stock to elect directors and the right granted pursuant to the stockholders agreement, our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions will not apply to the parties to our stockholders agreement so long as the stockholders agreement remains in effect. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of Charter and Bylaws Provisions
Amendments to certain provisions of our amended and restated certificate of incorporation will require the approval of 66 2/3% of the voting power of our outstanding capital stock. Our amended and restated bylaws will provide that approval of stockholders holding 66 2/3% of the voting power of our outstanding capital stock, is required for stockholders to amend or adopt any provision of our bylaws.
Issuance of Undesignated Preferred Stock
Our board of directors will have the authority, without further action by our stockholders, to issue up to     shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to This Offering and Ownership of our Common Stock—Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.”
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, all rights to be offered an opportunity to participate in, any business opportunity that are from time to time may be presented to Providence Strategic Growth, Silver Lake or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “EVCM.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is    .

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market or the perception that such sales or issuances may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. Furthermore, although we intend to apply to list our common stock on the Nasdaq Global Select Market, we cannot assure you that there will be an active public trading market for our common stock.
Upon the closing of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2021 after giving effect to (i) the issuance of    shares of our Series C convertible preferred stock in May 2021, (ii) the Preferred Stock Conversion, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, we will have a total of     shares of our common stock outstanding.
Of these shares of our common stock, all of the     shares sold in this offering (or     shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The remaining outstanding shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
Lock-Up Arrangements
All of our directors and officers and the holders of substantially all of our outstanding common stock (including common stock issuable upon the Preferred Stock Conversion) and stock options have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for    days after the date of this prospectus without first obtaining the written consent of the representatives on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriters.”
Rule 144
In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described in this prospectus, within any three-month period, a number of shares of common stock that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding, which will equal shares of our common stock immediately after this offering; or
•	the average weekly trading volume in shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and common stock issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to our plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of     shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS

ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity nor arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation or other entity treated as a corporation for U.S. federal tax purposes created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not currently expect to pay any cash dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•
our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS
We have entered into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
KKR Capital Markets LLC
Total
The underwriters are committed to take and pay for all of the shares being offered by us, if any are taken, other than the shares covered by the over-allotment option described below unless and until this over-allotment option is exercised.
The underwriters have an over-allotment option to buy up to an additional     shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that over-allotment option for 30 days. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional     shares.
Paid by us	No exercise	Full exercise
Per share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price shown on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our executive officers, directors and our stockholders have agreed that, for a period of    days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock subject to certain exceptions. See “Shares Eligible for Future Sale.”
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We will apply to list our common stock on the     under the symbol “EVCM.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ over-allotment option described above may be exercised.

The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the    , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $   . We have also agreed to reimburse the underwriters for certain expenses in connection with this offering up to $   .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their clients, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall result in a requirement for the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a) to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”), provided that no such offer of shares shall result in a requirement for the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this prospectus is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation ) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents. The shares are not being offered to the public in the United Kingdom.

Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia
This prospectus:
•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
China
This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1)(a)
The offer, transfer, sale, renunciation or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorised financial service providers under South African law;
(v) financial institutions recognised as such under South African law;
(vi) a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii) any combination of the person in (i) to (vi); or
Section 96 (1)(b)
The total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.evercommerce.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

EVERCOMMERCE INC.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of EverCommerce Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of EverCommerce Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.
Denver, Colorado

March 31, 2021

EverCommerce Inc.

Consolidated Balance Sheets
(in thousands, except per share and share amounts)
	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$96,035	$54,859
Restricted cash	2,303	2,485
Accounts receivable, net of allowance for doubtful accounts of $1.0 million and $0.4 million at December 31, 2020 and 2019, respectively	24,966	17,447
Contract assets	9,838	8,421
Prepaid expenses and other current assets	10,686	13,825
Total current assets	143,828	97,037
Non-current assets:
Property and equipment, net	14,705	11,700
Capitalized software, net	16,069	9,865
Other non-current assets	14,102	7,964
Intangible assets, net	470,729	367,110
Goodwill	668,151	426,568
Total non-current assets	1,183,756	823,207
Total assets	$1,327,584	$920,244
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$11,131	$4,312
Accrued expenses and other	46,408	26,057
Deferred revenue	13,621	11,646
Customer deposits	8,247	3,430
Current maturities of long-term debt	7,294	4,632
Total current liabilities	86,701	50,077
Non-current liabilities:
Deferred tax liability, net	10,766	6,208
Long-term deferred revenue	2,297	2,211
Long-term debt, net of current maturities and deferred financing costs	691,038	434,131
Other non-current liabilities	17,626	12,127
Total non-current liabilities	721,727	454,677
Total liabilities	808,428	504,754

Commitments and contingencies (Note 16)

Convertible Preferred Stock:
Series B convertible preferred stock, $0.00001 par value, 75,000,000 and 65,000,000 shares authorized and 72,225,754 and 55,758,557 shares issued and outstanding (liquidation preference of $745.0 million and $527.1 million) as of December 31, 2020 and 2019, respectively	745,046	527,065
Series A convertible preferred stock, $0.00001 par value, 50,000,000 shares authorized and 44,957,786 shares issued and outstanding (liquidation preference of $163.3 million) as of December 31, 2020 and 2019	163,264	163,264
Total convertible preferred stock	908,310	690,329
Stockholders’ deficit:
Common stock, $0.00001 par value, 185,000,000 and 175,000,000 shares authorized and 43,073,327 and 40,730,288 shares issued and outstanding at December 31, 2020 and 2019, respectively	—	—
Accumulated other comprehensive income	1,546	342
Additional paid-in capital	40,564	96,129
Accumulated deficit	(431,264)	(371,310)
Total stockholders’ deficit	(389,154)	(274,839)
Total liabilities, convertible preferred stock and stockholders’ deficit	$1,327,584	$920,244
The accompanying notes are an integral part of these consolidated financial statements.

EverCommerce Inc.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share and share amounts)
	Year ended December 31,
	2020	2019
Revenues:
Subscription and transaction fees	$232,931	$187,970
Marketing technology solutions	86,331	37,521
Other	18,263	16,651
Total revenues	337,525	242,142
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)	115,020	73,098
Sales and marketing	50,246	46,264
Product development	30,386	26,124
General and administrative	87,068	97,962
Depreciation and amortization	76,844	52,949
Total operating expenses	359,564	296,397
Operating loss	(22,039)	(54,255)
Interest and other expense, net	(41,545)	(40,004)
Loss on debt extinguishment	—	(15,518)
Net loss before income tax benefit	(63,584)	(109,777)
Income tax benefit	3,630	16,032
Net loss	(59,954)	(93,745)
Other comprehensive income:
Foreign currency translation gains, net	1,204	530
Comprehensive loss	$(58,750)	$(93,215)

Net loss attributable to common stockholders:
Net loss	$(59,954)	$(93,745)
Adjustments to net loss (see Note 12)	(67,811)	(289,336)
Net loss attributable to common stockholders	$(127,765)	$(383,081)

Net loss per share attributable to common stockholders:
Basic	$(3.06)	$(14.13)
Diluted	$(3.06)	$(14.13)

Weighted-average shares of common stock outstanding used in computing net loss per share attributable to common stockholders:
Basic	41,696,800	27,102,531
Diluted	41,696,800	27,102,531
The accompanying notes are an integral part of these consolidated financial statements.

EverCommerce Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)
	Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 1, 2019	—	$—	106,301	$384,519	$384,519	18,252	$—	$16,310	$(38,280)	$(188)	$(22,158)
Issuance of Series B convertible preferred stock	17,759	161,660	—	—	161,660	—	—	—	—	—	—
Equity issuance costs, net of tax benefit	—	(23,815)	—	—	(23,815)	—	—	(601)	—	—	(601)
Conversion of Preferred A to Common	—	—	(61,343)	(221,255)	(221,255)	61,343	1	298,126	(76,872)	—	221,255
Conversion of Common to Preferred B	38,000	347,094	—	—	347,094	(38,000)	(1)	(184,680)	(162,413)	—	(347,094)
Rollover equity in consideration of net assets acquired	—	—	—	—	—	464	—	1,736	—	—	1,736
Stock-based compensation	—	—	—	—	—	975	—	30,079	—	—	30,079
Stock option exercises	—	—	—	—	—	270	—	793	—	—	793
Repurchase of common stock	—	—	—	—	—	(2,573)	—	(23,508)	—	—	(23,508)
Foreign currency translation gains, net	—	—	—	—	—	—	—	—	—	530	530
Accretion of Series B convertible preferred stock to redemption value	—	42,126	—	—	42,126	—	—	(42,126)	—	—	(42,126)
Net loss	—	—	—	—	—	—	—	—	(93,745)	—	(93,745)
Balance at December 31, 2019	55,759	527,065	44,958	163,264	690,329	40,731	—	96,129	(371,310)	342	(274,839)
Issuance of Series B convertible preferred stock	16,467	150,250	—	—	150,250	—	—	—	—	—	—
Equity issuance costs	—	(80)	—	—	(80)	—	—	—	—	—	—
Rollover equity in consideration of net assets acquired	—	—	—	—	—	222	—	1,319	—	—	1,319
Stock-based compensation	—	—	—	—	—	2,037	—	10,721	—	—	10,721
Stock option exercises	—	—	—	—	—	84	—	206	—	—	206
Foreign currency translation gains, net	—	—	—	—	—	—	—	—	—	1,204	1,204
Accretion of Series B convertible preferred stock to redemption value	—	67,811	—	—	67,811	—	—	(67,811)	—	—	(67,811)
Net loss	—	—	—	—	—	—	—	—	(59,954)	—	(59,954)
Balance at December 31, 2020	72,226	$745,046	44,958	$163,264	$908,310	43,074	$—	$40,564	$(431,264)	$1,546	$(389,154)
The accompanying notes are an integral part of these consolidated financial statements.

EverCommerce Inc.

Consolidated Statements of Cash Flows
(in thousands)
	Year ended December 31,
	2020	2019
Cash flows provided by (used in) operating activities:
Net loss	$(59,954)	$(93,745)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on debt extinguishment	—	7,235
Depreciation and amortization	76,844	52,949
Amortization of discount on long-term debt	3,899	2,031
Amortization of deferred financing costs on long-term debt	195	1,404
Amortization of costs and fees on credit facility commitments	1,917	1,276
Deferred taxes	(4,314)	(15,971)
Bad debt expense	1,715	843
Paid-in-kind interest on long-term debt	382	1,356
Stock-based compensation	10,721	30,079
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(516)	(3,008)
Prepaid expenses and other current assets	4,952	(4,773)
Other non-current assets	(4,168)	(4,409)
Accounts payable	2,886	1,127
Accrued expenses and other	13,239	6,689
Deferred revenue	736	6,086
Customer deposits and other long-term liabilities	9,005	10,218
Net cash provided by (used in) operating activities	57,539	(613)

Cash flows used in investing activities:
Purchases of property and equipment	(4,525)	(7,665)
Capitalization of software costs	(8,552)	(5,660)
Payment of contingent consideration	(2,000)	—
Acquisition of companies, net of cash acquired	(403,231)	(310,454)
Net cash used in investing activities	(418,308)	(323,779)

Cash flows provided by financing activities:
Debt extinguishment	—	(472,332)
Payments on long-term debt	(55,891)	(2,563)
Proceeds from long-term debt	314,668	688,391
Deferred financing costs	(7,303)	(18,350)
Exercise of stock options	206	793
Proceeds from preferred stock issuance	150,250	161,660
Repurchase of stock	—	(23,508)
Equity issuance costs	(80)	(24,417)
Net cash provided by financing activities	401,850	309,674
Effect of foreign currency exchange rate changes on cash	(87)	(301)
Net increase (decrease) in cash and cash equivalents and restricted cash	40,994	(15,019)
Cash and cash equivalents and restricted cash:
Beginning of year	57,344	72,363
End of year	$98,338	$57,344

Supplemental disclosures of cash flow information:
Cash paid for interest	$35,219	$33,983
Cash paid for income taxes	$736	$337

Supplemental disclosures of noncash investing and financing activities:
Rollover equity in consideration of net assets acquired	$1,319	$1,736
Fair value of earnout in consideration of net assets acquired	$3,471	$1,844
Accretion of Series B Preferred Stock to redemption value	$67,811	$42,126
Capital expenditures acquired, included in accounts payable	$—	$1,630
The accompanying notes are an integral part of these consolidated financial statements.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 1. Nature of the Business
EverCommerce Inc. and subsidiaries (the “Company” or “EverCommerce”) is a leading provider of integrated software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses, or service (“SMBs”). Our platform spans across the full lifecycle of interactions between consumers and service professionals with vertical-specific applications. Today, we serve over 500,000 customers across three core verticals: Home Services; Health Services; and Fitness & Wellness Services. Within our core verticals, our customers operate within numerous micro-verticals, ranging from home service professionals, such as construction contractors and home maintenance technicians, to physician practices and therapists in the health services industry, to personal trainers and salon owners in the fitness and wellness sectors. Our platform provides vertically-tailored SaaS solutions that address service SMBs’ increasingly nuanced demands, as well as highly complementary solutions that complete end-to-end offerings, allowing service SMBs and EverCommerce to succeed in the market, and provide end consumers more convenient service experiences. See Note 3 for additional information on acquired subsidiaries. The Company was incorporated in Delaware on September 29, 2016, and began operations on October 17, 2016 (Inception). The Company is headquartered in Denver, Colorado, and has operations across the United States, Canada, Jordan, United Kingdom and Australia. The Company changed its name from PaySimple Holdings, Inc. to EverCommerce Inc. as of December 14, 2020.
On October 17, 2016, the Company received an investment from Providence Strategic Growth II LP and Providence Strategic Growth II-A LP (the “Equity Sponsors”). In conjunction with the investment, the Company purchased all of the equity interest of EverCommerce Solutions Inc. (formerly PaySimple, Inc.) through EverCommerce Intermediate Inc. (formerly PaySimple Intermediate, Inc.)
On July 21, 2019, the Company entered into a Stock Purchase Agreement (“Agreement” or “SLP Transaction”) with Silver Lake Alpine, L.P. and Silver Lake Alpine (“Offshore”), L.P. (collectively, “Silver Lake” or the “Purchasers”) and with Providence Strategic Growth II L.P., Providence Strategic Growth II-A L.P., Providence Strategic growth III L.P., Providence Strategic Growth III-A L.P., and PSG PS Co-Investors L.P. (collectively, “PSG” or the “PSG Sellers”) and with certain members of management (the “Eligible Holders”). The SLP transaction was completed on August 23, 2019 and the Company received a minority investment from Silver Lake who then also became Equity Sponsors. See Note 10 for additional information on the SLP transaction.
In September and October 2020, both PSG and Silver Lake purchased additional equity interest. See Note 10 for additional information on these purchases.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The Company’s consolidated financial statements (collectively, the “financial statements”) include the operations of EverCommerce and all wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as detailed in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). All material intercompany transactions have been eliminated upon consolidation.
Concentrations of Risk
The Company maintains cash accounts at domestic and foreign financial institutions. At times and for cash maintained at domestic institutions, certain account balances may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage. The Company has not experienced any losses on such accounts, and management believes that the Company’s risk of loss is remote.
As of December 31, 2020 and 2019, approximately 9% and 12% of the Company’s total accounts receivable were due from one of the Company’s third-party payment processors, respectively. Receivables from third-party

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
payment processors consist of funds collected by the payment processor from various merchants on the Company’s behalf. In addition, as of December 31, 2019, 14% of the Company’s total accounts receivable were due from a separate customer.
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is not exposed to significant market risk.
Segment Information
The Company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, the Company has determined that it operates in a single reportable segment. Since the Company operates in one segment, all required financial segment information can be found in the financial statements. See Note 4 and Note 18 for disaggregated information regarding the Company's revenues and long-lived assets by geography, respectively.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates these estimates, judgments and assumptions.
Significant estimates and assumptions include:
•
revenue recognition, including determination of the timing and pattern of satisfaction of performance obligations, determination of the standalone selling price (“SSP”) of performance obligations and estimation of variable consideration, such as product rebates;

•	allowance for doubtful accounts;
•	valuation allowances with respect to deferred tax assets;
•	assumptions underlying the fair value used in the calculation of stock-based compensation;
•	valuation of intangible assets and goodwill; and
•	useful lives of tangible and intangible assets.
Estimates are based on historical and anticipated results and trends, and on various other assumptions the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.
Business Combinations
The results of a business acquired in a business combination are included in the Company’s financial statements from the date of acquisition. The Company allocates purchase price to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.
Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.
Acquisition-related transaction costs are expensed in the period in which the costs are incurred.
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Restricted cash consists of funds that are contractually restricted as to usage or withdrawal. Restricted cash relates to cash collected from our customers’ clients that will be remitted to our customers subsequent to period-end, generally within a time period no longer than one month.
Accounts Receivable, net
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by (used in) operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute and customer paying patterns.
Property and Equipment, net
Property and equipment are recorded at cost, net of accumulated depreciation. Property and equipment acquired in purchase accounting are recorded at fair value at the date of acquisition. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over following estimated useful lives.
Property and Equipment	Estimated Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Upon disposition, the cost of disposed assets and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to earnings/loss.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, such as amortizing intangible assets, internally developed software, and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its estimated fair value. Estimates of expected future cash flows represent management’s best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized is permanent and may not be restored. The Company did not identify any indicators of impairment for the years ended December 31, 2020 and 2019.
Capitalized Software, net
In accordance with ASC Subtopic 350-40, Internal Use Software, the Company capitalizes certain costs related to software developed for internal use for which it has no plans to market externally. Internal use software includes the software used for the Company’s SaaS offerings. The Company expenses the costs of developing computer software until the software has reached the application development stage and capitalizes all costs incurred from that time until the software has been placed in service, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to product development expense as incurred.
In accordance with ASC Topic 985, Software, the Company also capitalizes certain costs related to software developed for external use for which it plans to sell to customers, i.e. on-premise software to be installed on customer computers at the customer site. Costs incurred prior to reaching technological feasibility are charged to

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
product development expense as incurred. Once technological feasibility is reached, additional development costs incurred are capitalized. Technological feasibility is demonstrated by the completion of the product design and when all high-risk development issues have been resolved. Capitalization ceases when the product is available for general release to the customers.
The Company amortizes both internal use and external software costs, using the straight-line method, over its estimated useful life of five years.
Intangible Assets, net
Intangible assets primarily consist of customer relationships which include government contracts, developed technology, trademarks and trade names, and non-compete agreements, which are recorded at acquisition date fair value, less accumulated amortization. The Company determines the appropriate useful life of intangible assets by performing an analysis of expected cash flows of the acquired assets. Developed technology, trademarks and trade names, and non-compete agreements acquired through acquisitions are amortized over their estimated useful lives using the straight-line method and customer relationship intangibles are amortized over their estimated useful lives using present value of future cash flows, which approximates the pattern in which the economic benefits are expected to be consumed.
Goodwill
Goodwill represents the amount by which the purchase price exceeds the fair value of identifiable tangible and intangible assets and liabilities acquired in a business combination. The Company accounts for its goodwill under FASB ASC Topic 350, Intangibles - Goodwill and Other (“ASC 350”). Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate that the carrying value might not be fully recoverable. For goodwill, impairment is assessed at the reporting unit level. A reporting unit is defined as an operating segment or a component of an operating segment to the extent discrete financial information is available that is reviewed by segment management.
For the annual goodwill impairment assessment, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value, or performing a quantitative test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to a reporting unit such as change in management or key personnel. If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its related carrying amount, then goodwill is not considered impaired and the quantitative impairment test is not necessary. If the Company’s qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform a quantitative test, which compares the estimated fair value of the reporting unit to its carrying amount. If the estimated fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not impaired. However, if the estimated fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the estimated fair value. Besides goodwill, the Company has no other intangible assets with indefinite lives.
The Company’s annual impairment assessment did not identify any goodwill impairment during the years ended December 31, 2020 and 2019.
Deferred Financing and Credit Facility Costs
Debt issuance costs and discounts are capitalized and netted with long-term debt and amortized over the term of the related debt, using the effective interest method. Costs incurred in connection with the establishment of revolving credit facilities are capitalized and amortized over the term of the related facility period, using the straight-line method. Amortization of debt issuance costs, noncash discounts and other credit facility costs are included in interest expense on the consolidated statements of operations and comprehensive loss.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Series A and B Convertible Preferred Stock
The Company accounts for its Series A Convertible Preferred Stock (“Series A”) and Series B Convertible Preferred Stock (“Series B”) shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Series A shares and Series B shares are conditionally redeemable preferred stock shares (with redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) that are classified as Convertible Preferred Stock separate from the stockholders’ deficit section of the Company’s consolidated balance sheets. The Series A shares are redeemable upon the occurrence of uncertain events not solely within the Company’s control and these uncertain events are deemed not probable. Therefore, Series A shares are presented at fair value at the time of issuance and are not subsequently re-measured, until the uncertain events are deemed probable of occurring. The Company’s Series B shares feature certain redemption rights that are considered to be outside of the Company’s control and these redemption rights are deemed probable of occurrence. Accordingly, Series B shares are presented at redemption value.
Revenue Recognition
We recognize revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, we perform the following steps in determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our contracts with customers: (i) identification of the contract with a customer; (ii) determination of whether the promised goods or services are performance obligations; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as we satisfy each performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract to determine if they are distinct and represent a performance obligation. We then allocate the transaction price to the respective performance obligations, and recognize revenue when (or as) the performance obligations are satisfied. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these goods or services.
Revenue is generated from the following sources:
Subscription and Transaction Fees:
Subscription revenue primarily consists of the sale of SaaS offerings or the sale of software licenses. Through our SaaS offerings and related support services, customers are granted access to a hosted software application over the contract period without a contractual right to possession of the software. Alternatively, through the sale of our software licenses the customer is provided with a right to use software that provides functionality to the customer on a stand-alone basis, and related support services, which include telephone/technical support, when-and-if available software updates and, in certain instances, hosting services. Our software licenses are both perpetual and term. Under term license arrangements, the customer is provided the right to use the software for a defined period ranging from one month to five years. Subscription revenue related contracts can be both short and long-term, with stated contract terms that range from one month to five years. Our contracts may contain termination for convenience provisions that allow the Company, customer or both parties the ability to terminate for convenience, either at any time or upon providing a specified notice period, without a penalty. The contract term for accounting purposes is determined to be the period in which parties to the contract have present enforceable rights and obligations, therefore the contract term under ASC 606 may be shorter than the stated term.
•
SaaS and related support services: Our hosted software applications are primarily comprised of marketing, business management and customer retention solutions that we develop functionality for, provide when-and-if available updates and enhancements for, host, manage and provide telephone and technical support for by entering into subscription agreements with customers for a stated period of access. Revenues from the sale of our hosted software applications and related support services are

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
generally recognized ratably over the contractual period that the services are delivered, beginning on the date our service is made available to customers. Revenue is recognized ratably because the customer simultaneously receives and consumes the benefits of the services throughout the contract period. Our contracts are generally fixed price and may be invoiced on a monthly, quarterly or annual basis, with standard payment terms ranging from 30 to 60 days. The timing of revenue recognition may differ from the timing of invoicing to our customers. We record deferred revenue on the consolidated balance sheets when revenues are recognized subsequent to cash collection from the customer.
•
License and related support services: Our license revenue is generated from the sale of on-premise perpetual or term licenses, which are primarily business management related software applications. The majority of the Company’s license arrangements include license support contracts. Revenues from the sale of distinct on-premise licenses are generally recognized at the point in time when the software is made available to the customer to download or use. Revenues from the sale of license related support services, which primarily relate to providing telephone and technical support, unspecified software product upgrades, and maintenance releases and patches during the term of the support period, are generally recognized ratably over the contractual period that the services are delivered. Within these arrangements we are obligated to make the support services available continuously throughout the contract and the customer simultaneously receives and consumes the benefit of making these services available throughout the contract period. Contracts are generally fixed price and may be invoiced on a monthly, quarterly or annual basis, with standard payment terms ranging from 30 to 60 days. The timing of revenue recognition may differ from the timing of invoicing to our customers due to the existence of these invoicing practices as well as the requirement to recognize revenue on a relative stand-alone selling price basis. The Company records a contract asset on the consolidated balance sheets when revenue is recognized prior to invoicing and our right to payment is not solely subject to the passage of time. The Company recognizes deferred revenue on the consolidated balance sheets when revenues are recognized subsequent to cash collection from the customer.

Transaction Fees relate to payment processing and group purchasing program administration services. Payment processing services enable customers to accept payments via credit card, electronic check and via digital means through our facilitation of payment information within our cloud-based applications. Group purchasing program administration services relate to our facilitation of group purchasing programs for members through which we aggregate member purchasing power to negotiate pricing discounts with suppliers. We have determined that the nature of our payment processing and administration services is a stand-ready obligation whereby we stand-ready to either arrange for the processing of transactions or stand-ready to provide members with access to our group purchasing program on a continuous basis throughout the contract term.
•
Payment processing services: In fulfillment of our payment processing services, we partner with third-party merchants and processors who assist us in the fulfillment of our obligations to customers. We have concluded that we do not possess the ability to control the underlying services provided by third parties in the fulfillment of our obligations to customers and therefore recognize revenue net of interchange fees retained by the card issuing financial institutions and fees charged by payment networks. Payment processing revenue is recurring and volume based, resulting in the total consideration within these arrangements being variable. We apply the variable consideration allocation exception and therefore are not required to estimate variable consideration or a related constraint, as we ascribe the transaction consideration earned to the distinct increment of time for which our service was provided. As a result, we measure revenue from our transaction services on a daily basis based on an accumulation of the services that have been provided during each respective day. Payment for transaction services is received in arrears, typically within one month of when our services have been provided. Transaction services contracts with customers are generally for a term of one month and renew automatically each month.

•
Purchasing program administration services: We receive rebates from contracted suppliers in exchange for our program administration services. Rebates earned are based on a defined percentage of the purchase price of goods and services sold to members under the contract the Company has negotiated

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
with its suppliers. The amount of revenue recognized from our administration services is greater than the consideration received from customers given payment for our services are received in arrears, typically within a quarter from when the underlying services were provided. We recognize a contract asset on the consolidated balance sheets until payment has been received. Administration services contracts with customers are generally for an annual or monthly term and renew automatically upon lapse of the current term.
Marketing Technology Solutions:
Marketing Technology Solutions consist of digital advertising management and consumer connection services. Our advertising management services include content creation, search engine optimization and paid media management services. The nature of our performance obligation within advertising management contracts is to stand-ready and provide management services on a continuous basis over the contract term. As a result, revenue associated with our advertising management services is recognized on a ratable basis over the service period as the customer simultaneously receives and consumes the benefits of the management services evenly throughout the contract period. We typically earn a fixed recurring fee in exchange for our advertising management services; however, in certain instances, the transaction consideration to which we are entitled may be variable. We apply the variable consideration allocation exception to these arrangements. Advertising management services are typically invoiced on a monthly basis either in arrears or in advance. Certain arrangements may be invoiced on a quarterly or annual basis. Within such arrangements we either recognize deferred revenue or a customer deposit on the consolidated balance sheets depending on whether the amounts invoiced in advance of revenue being recognized are classified as non-refundable or refundable.
Our consumer connection services relate to the sourcing and delivery of service requests from consumers to home service providers. Revenue for our consumer connection services may be recognized at either a point-in-time or on an over-time basis as each connection is delivered. Revenue is derived from fees paid by service professionals for consumer matches. Fees associated with each consumer match generated may be either fixed price or variable. The variable consideration is allocated to the connection from which it was derived; however, given the inherent variable nature of this consideration, revenue is constrained to our estimation of transaction consideration. Payment for our consumer connection services is received in arrears, typically within one month of when our services have been provided. We record a contract asset for this difference on the consolidated balance sheets. Marketing technology solutions service related contracts are typically short-term with stated contract terms that are less than one year.
Other:
Other revenues generally consist of fees associated with the sale of distinct professional services and hardware. Our professional service offerings are typically sold as part of an arrangement for products or services included within our subscription or marketing revenue. Professional services associated with our subscription revenue generally relate to standard implementation, configuration, installation or training services applied to both SaaS and on-premise deployment models. Marketing revenue related professional service fees are derived from website design, creation or enhancement services. Professional service revenue is recognized over time as the services are performed, as the customer simultaneously receives and consumes the benefit of these services. Our professional service contracts are offered at either a fixed or a variable price and may be invoiced in advance or arrears of the services being provided. Our hardware revenue consists of equipment that supports or enables our products or services within subscription and transaction fees offerings. Revenue associated with our performance obligations for hardware is recognized at a point-in-time, as dictated by the point in which the customer has the ability to direct the use of and obtain substantially all the benefit from the asset.
The Company records a contract asset on the consolidated balance sheets when services have been provided and our right to payment is not solely subject to the passage of time. These arrangements may also result in deferred revenue on the consolidated balance sheets when revenues are recognized subsequent to cash collection. Standard payment terms for these arrangements range from 30 to 60 days, but may vary. Contract terms for other revenue arrangements are generally short-term, with stated contract terms that are less than one year.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Performance Obligations and Standalone Selling Price:
Our contracts at times include the sale of multiple promised goods or services that have been determined to be distinct. The transaction price for contracts with multiple performance obligations is allocated based on the relative stand-alone selling price of each performance obligation within the contract.
Judgement can be involved when determining the stand-alone selling price of products and services. For the majority of the Company’s SaaS, on-premise license and professional services, we establish a stand-alone selling price based on observable selling prices to similar classes of customers. If the stand-alone selling price is not observable through past transactions, we estimate the stand-alone selling price taking into consideration available information such as market conditions and internally approved pricing guidelines related to the performance obligation. As permitted under ASC 606, at times we have established the stand-alone selling price of performance obligations as a range and utilize this range to determine whether there is a discount that needs to be allocated based on the relative stand-alone selling price of the various performance obligations.
At contract inception, we perform a review of each performance obligation’s selling price against the established stand-alone selling price range. If any performance obligations are priced outside of the established stand-alone selling price range, we reallocate the total transaction price to each performance obligation based on the relative stand-alone selling price for each performance. The established range is reassessed on a periodic basis when facts and circumstances surrounding these established ranges change.
Our contracts may include standard warranty or service level provisions that state promised goods and services will perform and operate in all material respects as defined in the respective agreements. The Company has determined that these represent assurance-type warranties and, therefore, are outside the scope of ASC 606. These warranties will continue to be accounted for under the provisions of FASB ASC Topic 460-10, Guarantees. To date, the Company has not incurred any material costs as a result of such commitments.
Variable Consideration
Revenue is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty is resolved.
The transaction consideration within our contracts may be entirely variable or contain a variable component. When permitted, we apply the variable consideration allocation exception. This exception is generally met for our transaction fees, marketing technology solutions and professional services charged on a time-and-materials basis. When the variable consideration allocation exception is not permitted, we continue to assess the underlying judgements and estimates used to determine the variable consideration as uncertainties are resolved or new information arises. Reassessment of variable consideration occurs until the underlying uncertainty is resolved.
Material Rights
Our contracts with customers may include renewal or other options at stated prices. Determining whether these options provide the customer with a material right and therefore need to be accounted for as separate performance obligations requires judgment. The price of each option must be assessed to determine whether it is reflective of the stand-alone selling price or is reflective of a discount that the customer only received as a result of its prior purchase (a material right). Certain term license and marketing service arrangements contain a material right related to the customer’s ability to renew at an incremental discount. Transaction consideration allocated to the material right is recognized over the expected renewal period, which begins at the end of the initial contractual term and is generally five years.
Significant financing component
The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. Our revenue arrangements are typically accounted for under such expedient as payments are within one year of transfer of our performance obligations within contracts with customers.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Other considerations
We have elected a policy to exclude from the transaction price all sales taxes assessed by governmental authorities and as a result, revenue is presented net of tax.
Cost of Revenues
Cost of revenues (exclusive of depreciation and amortization) consists primarily of employee costs for our customer success teams, media expense related to our lead generation solutions, campaign mail expense, contract services, hosting costs, partnership costs and promotional costs.
Advertising
The Company expenses the costs of advertising as incurred. Advertising costs are incurred primarily for internet-based advertising. Included in sales and marketing expenses on the consolidated statements of operations and comprehensive loss are charges for advertising of $8.7 million and $5.0 million for the years ended December 31, 2020 and 2019, respectively.
Stock-based Compensation
The Company follows ASC Topic 718, Compensation—Stock Compensation (“ASC 718”), with respect to stock-based compensation. Stock-based compensation, including grants of stock options and restricted stock, are valued at fair value on the date of grant and are generally expensed on a straight-line basis over the applicable service period.
The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted with time-based vesting. The following inputs are considered in estimating the fair value: the fair value of the common stock, expected volatility, expected term, risk-free interest rate and expected dividends. The Company does not have a third-party history of market prices of its common stock, and as such volatility is estimated, using historical volatilities of comparable public entities. The expected term represents the estimated average period of time that the option will remain outstanding. Since the Company does not have sufficient historical data for the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on history and the expectation of paying no dividends.
Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense, when recognized in the financial statements, is based on awards that are ultimately expected to vest.
Income Taxes
The Company is a C corporation for federal income tax purposes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company records uncertain tax positions in accordance with ASC Topic 740, Income Taxes (“ASC 740”), on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. When applicable, interest and penalties relating to any such uncertain tax positions are recorded as part of income tax expense. For the years ended December 31, 2020 and 2019, the Company concluded that it does not have uncertain tax positions.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company includes cumulative foreign currency translation adjustments in comprehensive loss as described below.
Net Loss per Share Attributable to Common Stockholders
The Company computes net loss per share attributable to its common stockholders using the two-class method required for participating securities, which determines net loss per common share and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to these securities. Diluted net loss per common share attributable to common stockholders is the same as basic net loss per common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Refer to Note 12 for further discussion.
Foreign Currency Translation
The financial results of certain of the Company’s foreign subsidiaries are translated into U.S. dollars upon consolidation. Assets and liabilities of foreign subsidiaries that operate primarily in a functional currency other than the U.S. dollar are translated using the current exchange rate in effect at the consolidated balance sheet date (the Spot Rate). Revenues and expenses are translated using the average exchange rate in effect during the period in which they are recognized. The gains and losses from foreign currency translation of these subsidiaries’ financial statements are recorded directly as a separate component of stockholders’ deficit and represent the majority of the balance within accumulated other comprehensive income on the consolidated balance sheets. The functional currencies of the Company’s significant foreign operations include the Canadian dollar and Great British Pound.
For the Company’s foreign subsidiaries that operate primarily in the U.S. dollar, foreign currency denominated monetary assets and liabilities are re-measured into U.S. dollars at the Spot Rate in effect at the consolidated balance sheet date. Non-monetary assets and liabilities are re-measured using historical exchange rates. Income and expense elements are re-measured using average exchange rates in effect during the period in which the elements are recognized within the consolidated statements of operations and comprehensive loss.
Emerging Growth Company
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use the extended transition period under the JOBS Act until the earlier of the date that it is (i) no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The adoption dates are discussed below to reflect this election within the Recently Issued Accounting Pronouncements section.
Recently Issued Accounting Pronouncements
Accounting pronouncements issued and adopted
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 became effective for the Company on January 1, 2020. The Company adopted this ASU for the year ended December 31, 2020 and it did not have a material impact on its financial statements.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). This ASU clarifies the definition of a business, which affects many areas of accounting, such as acquisitions, disposals, goodwill impairment and consolidation. ASU 2017-01 became effective for the Company on January 1, 2019. The Company adopted this ASU for the year ended December 31, 2019 and it did not have a material impact on its financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”), which modifies, removes and adds certain disclosure requirements on fair value measurements. ASU 2018-13 became effective for the Company on January 1, 2020. The Company adopted this ASU for the year ended December 31, 2020 and it did not have a material impact on its financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), to provide guidance on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e., a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense, as well as requires additional quantitative and qualitative disclosures. The Company early adopted the guidance on January 1, 2020 and capitalized costs of $1.4 million in 2020.
Accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets such as real estate and equipment for a period for more than 12 months, and will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The updated standard will be effective for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326); Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, which includes the Company’s accounts receivable and contract assets. This updated standard will be effective for annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740); Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. This ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
Note 3. Acquisitions
2020 Acquisitions
During 2020, the Company completed nine business acquisitions in conjunction with the execution of its long-term plans and objectives in building a service commerce platform supporting the success of SMBs. All of the acquisitions qualified as business combinations under ASC Topic 805, Business Combinations (“ASC 805”). Accordingly, the Company recorded all assets acquired and liabilities assumed at their acquisition date fair values, with any excess consideration recognized as goodwill. Goodwill primarily represents the value associated with the assembled workforce, and expected synergies subsumed into goodwill.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Assets acquired and liabilities assumed in connection with each acquisition have been recorded at their fair values. Fair values were determined by management using the assistance of third-party valuation specialists. The valuation methods used to determine the fair value of intangible assets included the income approach—relief from royalty method for developed technology and trade name, the income approach—excess earnings method for customer relationships and the comparative business valuation method for non-compete agreements. A Monte Carlo simulation was used as the valuation method to determine the fair value of earnout liabilities. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, expected competition, costs of revenues, obsolescence, tax rates, capital spending, discount rates and working capital changes. Cash flow forecasts were generally based on pre-acquisition forecasts coupled with estimated revenues and cost synergies available to a market participant.
The Company’s consolidated results of operations include $15.5 million of acquisition related transaction costs in general and administrative expense for acquisitions consummated in 2020.
Each acquisition allows for an adjustment to the purchase price to be made subsequent to the transaction closing date based on the actual amount of working capital and cash delivered to the Company. The consideration paid and purchase price allocations disclosed reflect the effects of these adjustments.
The allocation of purchase consideration related to certain 2020 acquisitions is considered preliminary with provisional amounts related to tax-related and other items.
The following table summarizes the estimated fair values of consideration transferred, assets acquired and liabilities assumed for each acquisition in 2020:
	Remodeling	Qiigo	AlertMD	Invoice Simple
	in thousands
Cash	$25,909	$21,564	$21,853	$32,507
Rollover equity	—	619	—	—
Fair value of earnout	2,455	—	—	—
Total consideration	$28,364	$22,183	$21,853	$32,507

Net assets acquired:
Cash and cash equivalents	$520	$3	$—	$598
Accounts receivable, trade	3,401	321	510	688
Other receivables	6	—	—	271
Contract assets	85	249	—	—
Prepaid expenses and other current assets	95	74	11	57
Property and equipment	65	114	58	184
Other non-current assets	—	757	—	—
Intangible—developed technology	1,480	2,120	2,030	1,530
Intangible—customer relationships	11,380	11,110	13,490	17,970
Intangible—trade name	570	710	260	190
Intangible—non-compete agreements	110	40	40	60
Goodwill	12,843	7,405	5,531	18,474
Deferred tax asset	—	177	—	—
Accounts payable	(1,564)	(148)	—	(498)
Accrued expenses and other	(291)	(565)	(24)	(412)
Customer deposits	(85)	—	—	(1,229)
Deferred tax liability	(251)	—	—	(5,360)
Deferred revenue	—	(184)	(53)	(16)
Total net assets acquired	$28,364	$22,183	$21,853	$32,507

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
	Brighter Vision	Socius	Service Fusion	My PT Hub
	in thousands
Cash	$17,350	$15,670	$122,333	$10,681
Rollover equity	127	—	—	—
Fair value of earnout	—	—	—	1,016
Total consideration	$17,477	$15,670	$122,333	$11,697

Net assets acquired:
Cash and cash equivalents	$112	$46	$660	$315
Accounts receivable, trade	2	908	38	7
Other receivables	35	79	686	73
Contract Assets	—	—	—	—
Prepaid expenses and other current assets	48	23	192	45
Property and equipment	26	36	139	209
Other non-current assets	9	—	180	19
Intercompany (receivable)	—	—	—	27
Intangible—developed technology	760	1,350	2,820	586
Intangible—customer relationships	6,150	9,900	25,680	1,918
Intangible—trade name	330	520	1,330	140
Intangible—non-compete agreements	20	40	70	13
Goodwill	12,090	3,326	93,717	9,110
Deferred tax asset	—	—	—	—
Accounts payable	(61)	(79)	(215)	(209)
Other current liabilities	—	—	(57)	—
Accrued expenses and other	(210)	(450)	(872)	(162)
Deferred revenue	—	—	—	—
Deferred tax liability	(1,734)	—	(1,713)	(286)
Deferred revenue	(100)	(29)	(322)	(81)
Intercompany (payable)	—	—	—	(27)
Total net assets acquired	$17,477	$15,670	$122,333	$11,697

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
	Updox	Other	Total
	in thousands
Cash	$142,527	$85	$410,479
Rollover equity	573	—	1,319
Fair value of earnout	—	—	3,471
Total consideration	$143,100	$85	$415,269

Net assets acquired:
Cash and cash equivalents	$4,994	$—	$7,248
Accounts receivable, trade	981	—	6,856
Other receivables	628	—	1,778
Contract assets	—	—	334
Prepaid expenses and other current assets	640	—	1,185
Property and equipment	1,610	—	2,441
Other non-current assets	377	—	1,342
Intercompany (receivable)	—	—	27
Intangible—developed technology	7,870	11	20,557
Intangible—customer relationships	48,150	72	145,820
Intangible—trade name	2,620	2	6,672
Intangible—non-compete agreements	110	—	503
Goodwill	78,259	—	240,755
Deferred tax asset	58	—	235
Accounts payable	(1,152)	—	(3,926)
Other current liabilities	(41)	—	(98)
Accrued expenses and other	(1,482)	—	(4,468)
Customer deposits	—	—	(1,314)
Deferred tax liability	—	—	(9,344)
Deferred revenue	(522)	—	(1,307)
Intercompany (payable)	—	—	(27)
Total net assets acquired	$143,100	$85	$415,269
Remodeling
On January 6, 2020, the Company acquired 100% of the interest of Azar, LLC and Alnashmi for Digital Marketing, LLC (“Remodeling”), an online platform that connects homeowners with home improvement companies, for $28.4 million.
Under the terms of the purchase agreement, the Company is required to pay the seller an earnout based on achieving $6.6 million and $5.0 million of total revenue during calendar years ended 2020 and 2019, respectively. The earnout amount will be $2.0 million per year, if the target is met; no consideration will be paid if the target is not met. At the acquisition date, the Company determined the fair value of the earnout to be $2.5 million and has included the amount in the total consideration above. The 2019 earnout target was met and the earnout of $2 million was paid in 2020. At December 31, 2020, the Company concluded that the 2020 earnout target was not met and released the remaining liability with a corresponding gain of $0.5 million recorded in general and administrative expense on the consolidated statements of operations and comprehensive loss.
Qiigo
On January 16, 2020, the Company acquired 100% of the interest of Qiigo, LLC (“Qiigo”), a local marketing agent that builds brand unity and helps national brands and their franchises boost their qualified leads,

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
for $22.2 million. Under the terms of the purchase agreement, certain members of Qiigo received 127,249 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.6 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.
AlertMD
On January 24, 2020, the Company acquired certain assets and liabilities of Rulester, LLC dba AlertMD, LLC and ChargeMD, LLC (“AlertMD”), a provider of SaaS-based back-office, patient care coordination and front-office solutions, for $21.9 million.
Invoice Simple
On April 17, 2020, the Company acquired 100% of the interest of Zenvoice Inc. dba Invoice Simple (“Invoice Simple”), a provider of invoicing and estimation software platform for independent contracts, freelancers and business owners, for $32.5 million.
Brighter Vision
On August 21, 2020, the Company acquired 100% of the interest of Brighter Vision Web Solutions, Inc. (“Brighter Vision”), a provider of offerings of custom-built websites and marketing solutions to therapists in the behavioral health sector, for $17.5 million. Under the terms of the purchase agreement, certain members of Brighter Vision received 21,892 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.1 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.
Socius
On October 16, 2020, the Company acquired 100% of the interest of Socius Marketing, Inc. (“Socius”), a provider of full service internet marketing that specializes in content design, website development and search engine optimization, for $15.7 million.
Service Fusion
On October 17, 2020 the Company acquired 100% of the interest of FSM Technologies, LLC (“Service Fusion”), a provider of an end-to-end field service management SaaS platform, for $122.3 million.
My PT Hub
On November 18, 2020, the Company acquired 100% of the interest of Fitii, Limited and Fitii LLC (collectively “My PT Hub”), a provider of software that enables gym and health club customers to improve monthly collections, generate new business, enhance member engagement, increase retention and automate business processes, for $11.7 million.
Under the terms of the purchase agreement, the Company is required to pay the seller an earnout based on achieving $4.6 million of total revenue during calendar year end 2021. The earnout amount will be $2.7 million, if the target is met; no consideration will be paid if the target is not met. At the acquisition date, the Company determined the fair value of the earnout to be $1.0 million and has included the amount in the total consideration above. At December 31, 2020, the Company noted no change in the fair value of the earnout from the acquisition date.
Updox
On December 16, 2020, the Company acquired 100% of the interest of Updox, LLC (“Updox”), a provider of a healthcare customer relationship management solution, for $143.1 million. Under the terms of the purchase agreement, certain members of Updox received 72,896 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.6 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
With respect to total goodwill recognized for the business acquisitions consummated during the year ended December 31, 2020, the Company expects that $167.1 million of goodwill with be deductible for income tax purposes.
2019 Acquisitions
During 2019, the Company completed 13 business acquisitions in conjunction with the execution of its long-term plans and objectives in building a service commerce platform supporting the success of SMBs. All of the acquisitions qualified as business combinations under ASC 805. Accordingly, the Company recorded all assets acquired and liabilities assumed at their acquisition date fair values, with any excess consideration recognized as goodwill. Goodwill primarily represents the value associated with the assembled workforce, and expected synergies subsumed into goodwill.
Assets acquired and liabilities assumed in connection with each acquisition have been recorded at their fair values. Fair values were determined by management using the assistance of third-party valuation specialists. The valuation methods used to determine the fair value of intangible assets included the income approach—relief from royalty method for developed technology and trade name, the income approach—excess earnings method for customer relationships including government contracts and the comparative business valuation method for noncompete agreements. A Monte Carlo simulation was used as the valuation method to determine the fair value of earnout liabilities. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, expected competition, costs of revenues, obsolescence, tax rates, capital spending, discount rates and working capital changes. Cash flow forecasts were generally based on pre-acquisition forecasts coupled with estimated revenues and cost synergies available to a market participant.
The Company’s consolidated results of operations include $14.1 million of acquisition related transaction costs within general and administrative expense for acquisitions consummated in 2019.
Each acquisition allows for an adjustment to the purchase price to be made subsequent to the transaction closing date based on the actual amount of working capital and cash delivered to the Company. The consideration paid and purchase price allocations disclosed reflect the effects of these adjustments.
The following table summarizes the estimated fair values of consideration transferred, assets acquired and liabilities assumed for each acquisition in 2019:
	AllMeds	Secure Global Solutions	HSR-FL	Saber Marketing	Studio Director
	in thousands
Cash	$30,305	$9,319	$971	$627	$47,445
Rollover equity	—	—	—	—	—
Fair value of earnout	—	—	—	—	—
Total consideration	$30,305	$9,319	$971	$627	$47,445
Net assets acquired:
Cash and cash equivalents	$113	$38	$—	$—	$325
Accounts receivable, trade	1,144	780	40	1	—
Contract assets	143	172	28	23	244
Prepaid expenses and other current assets	2,083	102	—	2	11
Property and equipment	76	47	—	—	—
Other non-current assets	1	89	—	—	—
Intangible—developed technology	3,068	600	—	—	950
Intangible—customer relationships	14,868	4,000	1,017	707	20,150
Intangible—trade name	775	300	—	—	300
Intangible—non-compete agreements	8	—	—	—	130
Goodwill	15,646	3,359	212	143	25,803

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
	AllMeds	Secure Global Solutions	HSR-FL	Saber Marketing	Studio Director
	in thousands
Deferred tax asset, net	—	2	—	5	1
Accounts payable	(488)	(6)	—	—	—
Accrued expenses and other	(3,901)	(49)	—	—	(305)
Deferred revenue	(808)	(115)	—	(254)	(25)
Customer deposits	—	—	(326)	—	(139)
Deferred tax liability, net	(2,423)	—	—	—	—
Total net assets acquired	$30,305	$9,319	$971	$627	$47,445
	33 Mile Radius	eProvider Solutions	CollaborateMD	Security Information Systems	American Service Finance
	in thousands
Cash	$9,199	$8,808	$76,197	$67,246	$33,179
Rollover equity	359	—	—	—	—
Fair value of earnout	—	—	—	62	—
Total consideration	$9,558	$8,808	$76,197	$67,308	$33,179

Net assets acquired:
Cash and cash equivalents	$228	$—	$232	$145	$2,530
Accounts receivable, trade	18	352	175	1,608	85
Contract assets	—	—	35	216	—
Prepaid expenses and other current assets	60	32	929	115	566
Property and equipment	—	—	1,205	46	1,793
Other non-current assets	3	1	101	—	277
Intangible—developed technology	480	800	6,100	4,450	350
Intangible—customer relationships	5,440	4,200	28,800	3,400	10,600
Intangible—trade name	170	200	800	600	450
Intangible—non-compete agreements	50	50	80	—	—
Intangible—government contracts	—	—	—	28,600	—
Goodwill	3,460	3,312	40,196	29,171	19,717
Deferred tax asset, net	—	—	—	15	—
Accounts payable	(37)	(25)	(227)	(3)	—
Accrued expenses and other	(314)	(114)	(2,202)	(238)	(3,189)
Deferred revenue	—	—	—	(570)	—
Customer deposits	—	—	(27)	(247)	—
Total net assets acquired	$9,558	$8,808	$76,197	$67,308	$33,179

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
	Jimmy Marketing	ClubWise	RoofSnap	Total
	in thousands
Cash	$7,077	$15,454	$10,049	$315,876
Rollover equity	—	1,377	—	1,736
Fair value of earnout	—	1,782	—	1,844
Total consideration	$7,077	$18,613	$10,049	$319,456
Net assets acquired:
Cash and cash equivalents	$—	$1,428	$383	$5,422
Accounts receivable, trade	134	68	—	4,405
Contract assets	15	—	—	876
Prepaid expenses and other current assets	410	236	20	4,566
Property and equipment	—	153	22	3,342
Other non-current assets	—	—	—	472
Intangible—developed technology	—	1,613	760	19,171
Intangible—customer relationships	3,390	9,032	4,470	110,074
Intangible—trade name	120	323	60	4,098
Intangible—non-compete agreements	150	13	100	581
Intangible—government contracts	—	—	—	28,600
Goodwill	3,491	9,409	4,491	158,410
Deferred tax asset, net	1	—	3	27
Accounts payable	(3)	(82)	—	(871)
Accrued expenses and other	(492)	(1,708)	(185)	(12,697)
Deferred revenue	(100)	—	(75)	(1,947)
Customer deposits	(39)	—	—	(778)
Deferred tax liability, net	—	(1,872)	—	(4,295)
Total net assets acquired	$7,077	$18,613	$10,049	$319,456
AllMeds
On January 9, 2019, the Company acquired 100% of the voting equity interest of AllMeds, Inc., a provider of offerings to enable its customers, physician practices, to offload and automate manual processes, optimize operational efficiency, and improve claim submission and reimbursement processes, for $30.3 million.
Secure Global Solutions
On January 16, 2019, the Company acquired 100% of the voting equity interest of Secure Global Solutions, LLC, a provider of central station automation and network solutions for the alarm monitoring industry, for $9.3 million.
HSR-FL
On January 18, 2019, the Company acquired certain assets of Home Services Review of Florida, Inc. (“HSR-FL”), a provider of homeowner referral services for home improvement and repair services through an annual printed Homeowner Referral Guidebook and associated web site and mobile applications, for $1.0 million.
Saber Marketing
On January 22, 2019, the Company acquired certain assets and liabilities of Saber Marketing Group, LLC, a provider of homeowner referral services for home improvement and repair services through an annual printed Homeowner Referral Guidebook and associated web site and mobile applications, for $0.6 million.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Studio Director
On February 14, 2019, the Company acquired 100% of the voting equity interest of OnVision Solutions, Inc., dba The Studio Director (“Studio Director”), a provider of cloud-based business management software solutions for children’s activities centers to more effectively and efficiently run the centers’ businesses, for $47.4 million.
33 Mile Radius
On February 21, 2019, the Company acquired 100% of the voting equity interest of 33 Mile Radius LLC, a provider of customer leads to disaster mitigation contractors to help them generate revenue and grow their businesses, for $9.6 million. Under the terms of the purchase agreement, certain members of 33 Mile Radius LLC received 180,574 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.4 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.
eProvider Solutions
On March 1, 2019, the Company acquired 100% of the voting equity interest of eProvider Solutions, LLC, an insurance clearinghouse that provides cloud-based claims processing software and services to connect healthcare institutions and providers with patients and insurance payors, for $8.8 million.
CollaborateMD
On March 19, 2019, the Company acquired 100% of the voting equity interest of CollaborateMD, Inc., a leading SaaS-based provider of practice management and medical billings solutions to small-to-medium sized physician practices and outsourced medical billings companies, for $76.2 million.
Security Information Systems
On June 11, 2019, the Company acquired 100% of the voting equity interest of Security Information Systems, Inc., a provider of central station alarm monitoring and dispatch platform solutions to customers in the security and defense industries, for $67.3 million.
American Service Finance
On August 20, 2019, the Company acquired certain assets and liabilities of American Service Finance Corporation, a provider of payment and billing solutions for health clubs, fitness clubs, and martial arts studios, for $33.2 million.
Jimmy Marketing
On August 20, 2019, the Company acquired 100% of the voting equity interest of JE2000, LLC dba Jimmy Marketing, a provider of performance marketing and lead generation solutions that allow companies in the medical services industry to maximize patient intake and retention, for $7.1 million.
ClubWise
On October 25, 2019, the Company acquired 100% of the voting equity interest of ClubWise Software Limited and ClubWise Software Pty. Ltd (collectively “ClubWise”), a provider of software that enables gym and health club customers to improve monthly collections, generate new business, enhance member engagement, increase retention and automate business processes to improve efficiency, for $18.6 million. Under the terms of the purchase agreement, certain stockholders of ClubWise Software Limited received 283,286 shares of common stock rollover equity. The Company assessed the fair value of the shares at $1.4 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Under the terms of the purchase agreement, the Company is required to pay the seller an earnout of up to $2.0 million. The earnout is based on the acquired entity achieving $5.4 million of total revenue during calendar year 2020 and 2021. If the revenue target is met for 2020, the payment to the sellers will be $1.3 million and if it is met again in 2021, the payment is an additional $0.7 million. At the acquisition date, the Company determined the fair value of the earnout to be $1.8 million and has included the amount in the total consideration above. At December 31, 2020, the Company has re-evaluated the fair value of the earnout and concluded that it remains $1.8 million.
RoofSnap
On December 27, 2019, the Company acquired 100% of the voting equity interest of RoofSnap LLC, a provider of roof measuring and estimating solutions to small, individual and commercial contractors and independent adjusters, for $10.0 million.
With respect to total goodwill recognized for the business acquisitions consummated during the year ended December 31, 2019, the Company expects that $133.3 million of goodwill with be deductible for income tax purposes.
Pro Forma Results of Acquisitions (unaudited)
The following table presents unaudited pro forma consolidated results of operations for the years ended December 31, 2020 and 2019, as if the aforementioned 2020 and 2019 acquisitions had occurred as of January 1, 2019. The pro forma information includes the business combination accounting effects resulting from these acquisitions, including interest expense of $11.5 million and $30.6 million for the years ended December 31, 2020 and 2019, respectively, to account for funds borrowed earlier, issuance of our common shares at earlier dates which impacts the calculation of basic and diluted net loss per share, removal of transaction costs of $15.5 million and $14.1 million for the years ended December 31, 2020 and 2019, and additional amortization of $8.9 million and $28.0 million for the years ended December 31, 2020 and 2019, respectively, resulting from the amortization of amortizable intangible assets beginning as of January 1, 2019. We prepared the pro forma financial information for the combined entities for comparative purposes only, and the information is not indicative of what actual results would have been if the acquisitions had occurred at the beginning of the periods presented, nor is the information intended to represent or be indicative of future results of operations.
	Year Ended December 31,
	2020 Pro Forma	2019 Pro Forma
	(unaudited)
	in thousands, except per share amounts
Total revenue	$389,478	$365,006
Net loss	$(69,313)	$(127,982)
Adjustments to net loss (see Note 12)	$(67,811)	$(289,336)
Net loss attributable to common stockholders	$(137,124)	$(417,318)
Net loss per share attributable to common stockholders:
Basic	$(3.29)	$(15.40)
Diluted	$(3.29)	$(15.40)

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 4. Revenue
Disaggregation of Revenue
The following tables present a disaggregation of our revenue from contracts with customers by revenue recognition pattern and geographical market for the years ended December 31, 2020 and 2019:
	2020	2019
	in thousands
By pattern of recognition (timing of transfer of services):
Point in time	$45,589	$21,968
Over time	291,936	220,174
Total	$337,525	$242,142
By Geographical Market:
United States	$310,472	$230,560
International	27,053	11,582
Total	$337,525	$242,142
Contract Balances
Supplemental balance sheet information related to contracts from customers as of December 31, 2020 and 2019 was as follows:
	2020	2019
	in thousands
Accounts receivables	$24,966	$17,447
Contract assets	9,838	8,421
Deferred revenue	13,621	11,646
Customer deposits	8,247	3,430
Long-term deferred revenue	2,297	2,211
Accounts receivable, net: Accounts receivable represent rights to consideration in exchange for products or services that have been transferred by us, when payment is unconditional and only the passage of time is required before payment is due.
Contract assets: Contract assets represent rights to consideration in exchange for products or services that have been transferred (i.e., the performance obligation or portion of the performance obligation has been satisfied), but payment is conditional on something other than the passage of time. These amounts typically relate to contracts that include on-premise licenses and professional services where the right to payment is not present until completion of the contract or achievement of specified milestones and the fair value of products or services transferred exceed this constraint.
Contract liabilities: Contract liabilities represent our obligation to transfer products or services to a customer for which consideration has been received in advance of the satisfaction of performance obligations. Short-term contract liabilities are included within deferred revenue on the consolidated balance sheets. Long-term contract liabilities are included within long-term deferred revenue on the consolidated balance sheets. Revenue recognized from the contract liability balance at December 31, 2019 was $11.6 million for the year ended December 31, 2020.
Customer deposits: Customer deposits relate to payments received in advance for contracts, which allow the customer to terminate a contract and receive a pro rata refund for the unused portion of payments received to date. In these arrangements, we have concluded there are no enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer and therefore the consideration received is recorded as a customer deposit liability.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Remaining Performance Obligations
Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year for which fulfillment of the contract has started as of the end of the reporting period. Variable consideration accounted for under the variable consideration allocation exception associated with unsatisfied performance obligations or an unsatisfied promise that forms part of a single performance obligation under application of the series guidance have been excluded. Remaining performance obligations generally relate to those which are stand-ready in nature, as found within the subscription and marketing technology solutions revenue streams. The aggregate amount of transaction consideration allocated to remaining performance obligations as of December 31, 2020, was $13.2 million, which is comprised of contracts where the contract term under ASC 606 is in excess of one year. The Company expects to recognize approximately 43% of its remaining performance obligations as revenue within the next year, 26% of its remaining performance obligations as revenue the subsequent year, 26% of its remaining performance obligations as revenue in the third year, and the remainder during the two year period thereafter.
Cost to Obtain and Fulfill a Contract
The Company incurs certain costs to obtain contracts, principally sales and third-party commissions, which the Company capitalizes when the liability has been incurred if they are (i) incremental costs of obtaining a contract, (ii) expected to be recovered and (iii) have an expected amortization period that is greater than one year (as the Company has elected the practical expedient to expense any costs to obtain a contract when the liability is incurred if the amortization period of such costs would be one year or less).
Assets resulting from costs to obtain contracts are included within prepaid expenses and other current assets for short-term balances and other non-current assets for long-term balances on the Company’s consolidated balance sheets. The costs to obtain contracts are amortized over 5 years, which corresponds with the useful life of the related capitalized software. Short-term assets were $2.7 million and $1.6 million at December 31, 2020 and 2019, respectively, and long-term assets were $7.2 million and $4.0 million at December 31, 2020 and 2019, respectively. The Company recorded $2.3 million and $0.8 million of amortization expense related to assets for the years ended December 31, 2020 and 2019, respectively, which is included in sales and marketing expense on the consolidated statements of operations and comprehensive loss.
The Company has concluded that there are no other material costs incurred in fulfillment of customer contracts that are not accounted for under other GAAP, which meet the capitalization criteria under ASC 606 and FASB ASC Topic 340-40, Accounting for Other Assets and Deferred Costs (“ASC 350-40”). The Company has elected to account for shipping and handling activities as fulfillment activities and recognize the associated expense when the transfer of control of the product has occurred, as permitted under the shipping and handling activities practical expedient.
Note 5. Goodwill
Goodwill consisted of the following as of December 31, 2020 and 2019 (in thousands):
Balance, January 1, 2019	$267,668
Additions	158,410
Effect of foreign currency exchange rate changes	490
Balance, December 31, 2019	426,568
Additions	240,755
Effect of foreign currency exchange rate changes	828
Balance, December 31, 2020	$668,151

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 6. Intangible Assets
Intangible assets consisted of the following as of December 31, 2020 and 2019:
	2020
	Useful Life	Gross Carrying Value	Accumulated Amortization	Net Book Value
	in thousands
Customer relationships	3-20 years	$502,614	$113,934	$388,680
Developed technology	2-12 years	85,510	27,311	58,199
Trade name	3-10 years	32,729	10,151	22,578
Non-compete agreements	3-5 years	2,295	1,023	1,272
Total		$623,148	$152,419	$470,729
	2019
	Useful Life	Gross Carrying Value	Accumulated Amortization	Net Book Value
	in thousands
Customer relationships	5-19 years	$356,253	$58,008	$298,245
Developed technology	2-10 years	64,846	16,614	48,232
Trade name	3-7 years	26,033	6,624	19,409
Non-compete agreements	2.5-5 years	1,791	567	1,224
Total		$448,923	$81,813	$367,110
Amortization expense was $70.6 million and $49.9 million for the years ended December 31, 2020 and 2019, respectively.
The weighted average useful life of intangible assets acquired is 9.7 years and 13.2 years for the years ended December 2020 and 2019, respectively.
In determining the useful life for each category of intangible asset, the Company considered the following: the expected use of the intangible, the longevity of the brand and considerations for obsolescence, demand, competition and other economic factors.
Amortization expense for the Company’s intangible assets for the years ending December 31 are as follows (in thousands):
Years ending December 31:
2021	$85,836
2022	81,437
2023	71,907
2024	57,377
2025	46,552
Thereafter	127,620
Total amortization expense for the Company’s intangible assets	$470,729

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 7. Property and Equipment
Property and equipment consisted of the following as of December 31, 2020 and 2019:
	2020	2019
	in thousands
Computer equipment and software	$5,455	$3,103
Furniture and fixtures	3,728	2,524
Leasehold improvements	11,886	8,461
Total property and equipment	21,069	14,088
Less accumulated depreciation	(6,364)	(2,388)
Property and equipment, net	$14,705	$11,700
Depreciation expense was $4.0 million and $1.7 million for the years ended December 31, 2020 and 2019, respectively.
Note 8. Capitalized Software
Capitalized software consisted of the following as of December 31, 2020 and 2019:
	2020	2019
	in thousands
Capitalized software	$20,339	$11,752
Less accumulated amortization	(4,270)	(1,887)
Capitalized software, net	$16,069	$9,865
Amortization expense was $2.4 million and $1.2 million for the years ended December 31, 2020 and 2019, respectively.
Note 9. Long-Term Debt
Long-term debt consisted of the following as of December 31, 2020 and 2019:
	2020	2019
	in thousands
Term notes with interest payable monthly, interest rate at Adjusted LIBOR or Alternative Base Rate, plus an applicable margin of 4.50% (5.65% and 7.30% at December 31, 2020 and 2019, respectively) quarterly principal payments of 0.25% of original principal balance with balloon payment due August 2025	$720,964	$453,065
Asset purchase agreement related to acquisition of Service Nation, Inc., zero-interest unsecured debt (effective interest of 10%) with principal payments due monthly through February 2021	15	105
Subordinated unsecured promissory note related to acquisition of Service Nation, Inc., interest paid-in-kind, interest rate at 8.5% with balloon payment due September 2022	2,633	2,419
Subordinated unsecured promissory note related to acquisition of Technique Fitness, Inc. D/B/A Club OS, interest paid-in-kind, interest rate at 7% with balloon payment due December 2022	2,476	2,308
Principal debt	726,088	457,897
Deferred financing costs on long-term debt	(1,054)	(970)
Discount on long-term debt	(26,702)	(18,164)
Total debt	698,332	438,763
Less current maturities	7,294	4,632
Long-term portion	$691,038	$434,131

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
The Company determines the fair value of long-term debt using discounted cash flows, applying current interest rates and current credit spreads, based on its own credit risk. Such instruments are classified as Level 2. The fair value amounts were $710.3 million and $438.8 million as of December 31, 2020 and 2019, respectively.
As of January 1, 2019, the Company had outstanding term notes payable (“Legacy Term Notes”) and subordinated promissory notes (“Legacy Subordinated Notes”) that included paid-in-kind (“PIK”) interest. The PIK interest on the Legacy Term Notes bore an interest rate of 1.75% and was accrued on the last business day of each quarter. The interest on the Legacy Subordinated Notes is all PIK and is due upon maturity. Total PIK interest was $0.4 million and $1.3 million for the year ended December 31, 2020 and 2019, respectively.
Prior to the execution of the August 2019 credit agreement, the Company issued notes in the amount of $143.0 million through Equity Sponsors (“ES Notes”). The ES Notes required monthly payments of principal and interest. Interest rates on the ES Notes were floating based on one month LIBOR plus a spread of 8.25%.
In conjunction with the August 2019 equity transaction described further in Note 10, the Company entered into a credit agreement under which the Company obtained (i) a term loan of $415.0 million (“Term Loan”), (ii) commitments for delayed draw term loans (“DDTLs”) up to $135.0 million and (iii) commitments for revolving loans (Revolver) up to $50.0 million including commitments for the issuance of up to $10 million of letters of credit (together, the “Credit Facility”). During the year ended December 31, 2019, the Company received proceeds of $39.2 million in connection with the DDTLs.
The Company used proceeds from the Credit Facility to repay the outstanding balance of the ES Notes and Legacy Term Notes. The Company recorded the difference between the amount paid to extinguish the debt and the carrying value of the debt, inclusive of deferred financing costs, as a loss on extinguishment of debt of $15.5 million in the consolidated statements of operations and comprehensive loss.
During the year ended December 31, 2020, the Company entered into an amendment to the Credit Facility which provided an incremental commitment for additional DDTLs of $250 million, resulting in a total commitment for DDTLs of $385 million. The incremental commitment DDTLs bear the same terms and conditions as the original DDTLs within the Credit Facility. During the year ended December 31, 2020, the Company received proceeds of $264.7 million, net of discount on long-term debt of $9.0 million, in connection with the DDTLs. The Company pays commitment fees on the revolver at a variable rate that ranges from 0.375% to 0.50% per annum (based on the Company’s most recent first lien leverage ratio) and the incremental delayed draw unused commitments of 1.5% per annum, in each case, paid quarterly in arrears.
In March 2020, the Company borrowed $50.0 million under the revolver at rates ranging from 5.68% to 6.25%. The Company repaid the revolver in full in September 2020 and no balance was outstanding at December 31, 2020.
The outstanding balance of the Credit Facility at December 31, 2020 of $721.0 million is comprised of $409.8 million related to the Term Loan and $311.2 million related to the aggregate DDTLs. The outstanding balance of the Legacy Subordinated Notes at December 31, 2020 is $5.1 million.
The Company’s Credit Facility is subject to certain financial and nonfinancial covenants and is secured by substantially all assets of the Company. As of December 31, 2020, the Company was in compliance with all of its covenants.
Aggregate maturities of the Company’s debt for the years ending December 31 are as follows (in thousands):
Years ending December 31:
2021	$7,294
2022	13,152
2023	7,279
2024	7,279
2025	691,848
Thereafter	—
Total aggregate maturities of the Company’s debt	$726,852

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Included in aggregate maturities is future paid-in-kind interest totaling $0.8 million that will accrue over the term of the related debt.
Information related to changes to the Company’s debt outstanding subsequent to December 31, 2020, are included in subsequent events in Note 19.
Note 10. Equity
2020 Equity Transactions
In September 2020 and October 2020, the Company sold 5.8 million and 10.6 million shares of Series B preferred stock, respectively, at a per share price of $9.12 to PSG and Silver Lake. Upon issuance the Series B shares were recorded in Convertible Preferred Stock at fair value and subsequently adjusted to the current redemption value as of December 31, 2020. Costs incurred as a result of issuing the Series B shares was $0.1 million for the year ended December 31, 2020 and were reflected as a decrease to Convertible Preferred Stock.
2019 Equity Transactions
As described in Note 1, the Company entered into the Agreement with Silver Lake and PSG effective August 23, 2019 which resulted in Silver Lake purchasing a minority interest in the Company.
As part of the transaction, PSG converted 59.2 million Series A shares into common stock. In addition, certain employees (eligible holders) converted 2.1 million Series A shares into common stock. As a result of this transaction, the Company recorded a deemed dividend distribution of $76.9 million.
Subsequently, PSG and eligible holders sold a total of 32.8 million shares of common stock to Silver Lake for cash. The eligible holders also exchanged 50% of its remaining common stock held into Series B resulting in 5.2 million shares of Series B issued. Due to the Company’s involvement with the transaction between the eligible holders and Silver Lake, and as the fair value of the Series B shares was greater than the fair value of the common stock exchanged by the eligible holders, the Company recorded $29.0 million in additional stock-based compensation expense for the year ended December 31, 2019 within general and administrative expense.
Silver Lake exchanged all shares of common stock into shares of our newly issued Series B shares on a 1:1 basis with 32.8 million Series B shares issued. Concurrently, Silver Lake purchased 17.7 million additional shares of Series B from the Company at a per share price of $9.14. In October 2019, Silver Lake received 63.0 thousand shares of Series B for no additional consideration. The Series B shares issued are initially recorded in Convertible Preferred Stock at fair value, less issuance costs, and subsequently adjusted to the redemption value at each reporting period. As a result of this transaction, the Company recorded a deemed dividend distribution of $162.4 million.
Concurrently, the Company offered to and repurchased shares of its common stock for $9.14 per share, including shares issued upon the exercise of stock options in a cashless exercise and Common Stock issued upon conversion of Series A shares. The Company repurchased 2.6 million shares, net of cash paid to the holders of the common stock for $23.5 million.
Issuance costs incurred as a result of the August 2019 transaction were $25.1 million for the year ended December 31, 2019 and were allocated between the issuance of the Series B shares and repurchase of common stock based on the relative fair value of the shares issued and repurchased. The costs related to Series B share issuances were reflected as a reduction to Convertible Preferred Stock and the costs related to the repurchase of common stock were reflected as a reduction to additional paid-in capital.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Shares of common stock with a par value of $0.00001 were as follows:
	2020	2019
	in thousands
Common stock:
Authorized shares, beginning of period	175,000	90,000
Authorized shares, end of period	185,000	175,000
Shares outstanding, beginning of period	40,731	18,252
Common stock issued pursuant to business combinations	222	464
Common stock issued on exercise of stock options, net	84	270
Common stock issued pursuant to vesting of RSAs	2,037	975
Common stock issued upon conversion of preferred stock	—	61,343
Repurchase of common stock pursuant to Tender Offer	—	(2,573)
Conversion into preferred stock	—	(38,000)
Shares outstanding, end of period	43,074	40,731
Shares of convertible preferred stock with a par value of $0.00001 were as follows:
	2020	2019
	in thousands
Series A preferred stock:
Authorized shares, beginning of period	50,000	140,000
Authorized shares, end of period	50,000	50,000
Shares outstanding, beginning of period	44,958	106,301
Conversion into common stock	—	(61,343)
Shares outstanding, end of period	44,958	44,958

Series B preferred stock:
Authorized shares, beginning of period	65,000	10,000
Authorized shares, end of period	75,000	65,000
Shares outstanding, beginning of period	55,759	—
Convertible shares issued	16,467	17,759
Conversion from common stock	—	38,000
Shares outstanding, end of period	72,226	55,759
The Series A shares are redeemable upon a deemed liquidation event not solely within the Company’s control. The redemption price shall be the cash or value of the property, rights or securities paid or distributed upon a deemed liquidation event. Prior to the Second Amended and Restated Certificate of Incorporation, Series A preferred stockholders were entitled to cumulative dividends that accrued at an annual rate of 4% of the Series A Preferred Stock original issue price, compounded annually. The Series A preferred stockholders are not entitled to accrue additional dividends after August 23, 2019.
The Series B shares are redeemable upon written notice from a majority of the holders of Series B shares at any time on or after February 23, 2026. The redemption price is prescribed in the Company’s Second Amended and Restated Certificate of Incorporation, and is based on inputs including, but not limited to, the original issuance price of the Series B shares, accrued dividends whether or not declared, and the fair value of common stock.
Series B holders are entitled to cumulative dividends that accrue at an annual rate of 10% of the Series B share original issue price (as adjusted in accordance with the Company’s Second Amended and Restated Certificate of Incorporation), compounded annually. The initial original issue price for the Series B shares issued

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
ranged from $9.12 per share to $9.14 per share. Accumulated and undeclared Series B Preferred dividends were $86.0 million and $18.3 million as of December 31, 2020 and 2019, respectively. Such dividends shall be payable only upon the occurrence of a deemed liquidation event or voluntary or involuntary dissolution, liquidation or winding up of the Company without certain consents required by the organizational documents of the Company.
Note 11. Stock-Based Compensation
In 2016, the Company adopted the 2016 Equity Incentive Plan (the Plan). The Plan provides for the granting of stock-based awards, including stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards, and other stock-based awards. The Plan allows for the granting of stock-based awards through January 17, 2027. As of December 31, 2020, the Company has authorized 34.7 million shares of common stock for issuance under the Plan.
Stock options: During 2020 and 2019, the Company granted stock options and restricted stock to employees and directors. The options and restricted stock granted vest 25% after one year, and then monthly over the next three years; carry an exercise price equal to the fair market value at the date of grant as determined by the Company’s board of directors; and expire 10 years from date of grant. The service period is considered the vesting period.
The relevant data used to determine the value of the stock options is as follows:
	2020	2019

Weighted-average risk-free interest rate	1.65%	2.13%
Expected term in years	6.1	5.9
Weighted-average expected volatility	43%	41%
Expected dividends	0%	0%
The summary of stock option activity for the years ended December 31, 2020 and 2019, is as follows:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
	in thousands except for exercise price and term in years
Outstanding balance at January 1, 2019	1,965	$3.29		$207
Granted	428	4.43
Exercised	(270)	2.94
Forfeited	(272)	3.97
Outstanding balance at December 31, 2019	1,851	3.50		2,516
Granted	12,718	9.14
Exercised	(112)	3.01
Forfeited	(216)	6.75
Outstanding balance at December 31, 2020	14,241	$8.49	8.79	$3,803
Exercisable at December 31, 2020	1,222	$3.35	6.63	$3,047
While there is currently no market for the Company’s common stock, the Company estimates the value of its common stock with the assistance of a third-party valuation firm.
The weighted-average grant date fair value of stock options granted was $1.27 and $0.42 for the year ended December 31, 2020 and 2019, respectively. Compensation expense of $3.1 million and $0.3 million was recognized in stock-based compensation for the years ended December 31, 2020 and 2019, respectively. Compensation expense is recorded in general and administrative expense in the consolidated statements of

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
operations and comprehensive loss. The unrecognized compensation expense associated with outstanding stock options at December 31, 2020 was $9.2 million, which is expected to be recognized over a weighted average period of 1.2 years. Certain immaterial related tax benefits of the stock-based compensation expense and exercise of stock options have been recognized in the statement of operations and comprehensive loss for the years ended December 31, 2020 and 2019.
Restricted Stock Awards
During 2017, the Company granted 3.9 million time vesting restricted stock awards. The awards vest over a four-year period starting on October 17, 2016. On the grant date the awards were valued at $0.75 per award totaling $2.9 million. The Company records compensation expense for these awards on a straight-line basis over the vesting period, which approximates the service period. Compensation expense of $0.6 million and $0.7 million was recognized in general and administrative in the statement of operations and comprehensive loss for the years ended December 31, 2020 and 2019, respectively. There was no unrecognized compensation expense associated with the time vesting awards as of December 31, 2020.
The summary of time vesting restricted stock awards activity for the years ended December 31, 2020 and 2019, is as follows:
	Units	Weighted- Average Grant Date Fair Value
	in thousands except for fair value
Unvested, restricted stock awards at January 1, 2019	1,807	$0.75
Granted	—	—
Vested	(975)	0.75
Unvested, restricted stock awards at December 31, 2019	832	0.75
Granted	—	—
Vested	(832)	0.75
Unvested, restricted stock awards at December 31, 2020	—	$—
The Company also granted 1.6 million shares of funding restricted stock awards during the year ended December 31, 2018. The funding awards only vest in the instances in which the majority owners of the Company purchase preferred stock. The shares will vest in an amount equal to a percentage of the number of preferred shares purchased by majority owners of the Company.
On August 23, 2019 and September 4, 2020, all unvested funding restricted stock awards were modified such that the awards vest upon an investment by either PSG or Silver Lake and the percentage of awards that vest upon such investment was also modified. These modifications did not result in additional compensation expense at the date of each modification; however, future compensation expense for these awards will be recognized based on the fair value of the award at the modification date. The compensation expense associated with the unvested funding awards will be recorded on the vesting date. As discussed in Note 10, the Equity Sponsors purchased additional preferred stock in 2020 and as a result, certain funding restricted stock awards vested. Unvested funding restricted stock awards terminate upon the earlier of an Initial Public Offering or a sale of the Company, as defined in the 2016 Stockholders’ Agreement.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
The summary of funding restricted stock awards activity for the years ended December 31, 2020 and 2019, is as follows:
	Units	Weighted- Average Grant Date Fair Value
	in thousands except for fair value
Unvested, restricted stock awards at January 1, 2019	3,233	$—
Granted	—	—
Vested	—	—
Unvested, restricted stock awards at December 31, 2019	3,233	4.86
Granted	—	—
Vested	(1,205)	5.81
Unvested, restricted stock awards at December 31, 2020	2,028	$5.81
The recognized compensation cost was $7.0 million and nil for the years ended December 31, 2020 and 2019, respectively. The compensation expense is recorded in general and administrative expense in the statement of operations and comprehensive loss. Unrecognized compensation expense related to unvested funding restricted stock awards as of December 31, 2020, was $11.8 million.
Note 12. Net Loss Per Share Attributable to Common Stockholders
The following table presents the calculation of basic and diluted net loss per share for the company’s common stock:
	December 31,
	2020	2019
	in thousands except share and per share amounts
Numerator:
Net loss	$(59,954)	$(93,745)
Undeclared Series A dividends	—	(4,532)
Accretion of Series B to redemption value	(67,811)	(42,126)
Deemed dividend – non-employee sale of shares to the Company	—	(3,393)
Deemed dividend – Series A and B stock exchange	—	(239,285)
Numerator for basic and diluted EPS – net loss attributable to common stockholders	$(127,765)	$(383,081)
Denominator:
Denominator for basic and diluted EPS – Weighted-average shares of common stock outstanding used in computing net loss per share	41,696,800	27,102,531
Basic and diluted net loss per share attributable to common stockholders	$(3.06)	$(14.13)
The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented due to their anti-dilutive effect:
	2020	2019
Outstanding options to purchase common stock	16,268,357	5,915,926
Outstanding convertible preferred stock (Series A and B)	117,183,540	100,716,343
Total anti-dilutive outstanding potential common stock	133,451,897	106,632,269

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 13. Fair Value of Financial Instruments
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
•
Level 2: Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company has no assets or liabilities valued with Level 2 inputs.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Liabilities historically valued with Level 3 inputs on a recurring basis are contingent consideration.
The carrying value of cash and cash equivalents, accounts receivable, contract assets, and accounts payable approximate their fair value because of the short-term nature of these instruments.
There were no transfers between fair value measurement levels during the years ended December 31, 2020 and 2019.
The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:
	2020
	Level 1	Level 2	Level 3	Total
	in thousands
Contingent consideration	$—	$—	$2,911	$2,911
	2019
	Level 1	Level 2	Level 3	Total
	in thousands
Contingent consideration	$—	$—	$1,811	$1,811
The following is a reconciliation of the opening and closing balance for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020 (in thousands):
Opening balance	$1,811
Additions to contingent consideration (refer to Note 3, Acquisitions)	3,471
Fair value adjustments	(455)
Amounts settled through payment	(1,916)
Ending balance	$2,911

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Fair value adjustments made during the year ended December 31, 2020, result from revenue targets not being achieved for one of the Company’s acquisitions. The gain of $0.5 million for the period ended December 31, 2020 is presented in general and administrative expense in the statements of operations and comprehensive loss.
Note 14. Retirement Plan
Effective January 1, 2009, EverCommerce Inc. adopted a defined contribution savings plan under section 401(k) of the Internal Revenue Code (the 401(k)). The 401(k) covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company may make discretionary and/or matching contributions to the 401(k). The Company began making discretionary employer contributions effective January 1, 2020 equal to 25% of employee contributions up to 8% and contributed $1.0 million for the year ended December 31, 2020. No contributions were matched and no discretionary contributions were made during the year ended December 31, 2019.
Note 15. Income Taxes
Income taxes are recognized for the amount of taxes payable by the Company's corporate subsidiaries for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. As such, the Company's total provision for taxes includes income taxes on the Company's corporate subsidiaries.
Net loss before income tax benefit consisted of the following for the years ended December 31, 2020 and 2019:
	2020	2019
	in thousands
United States	$(55,664)	$(103,998)
International	(7,920)	(5,779)
Net loss before income tax benefit	$(63,584)	$(109,777)
We account for income taxes in accordance with ASC 740. ASC 740 which requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. A valuation allowance was recorded against deferred tax assets that management assessed realization is not "more likely than not". As of December 31, 2020, our undistributed earnings from non-U.S. subsidiaries are intended to be indefinitely reinvested in non-U.S. operations, and therefore no U.S. deferred taxes have been recorded.
The federal and state income tax benefit is summarized as follows for the years ended December 31, 2020 and 2019:
	2020	2019
	in thousands
Current:
Federal	$—	$—
State	369	(71)
Foreign	315	10
Total current	$684	$(61)

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
	2020	2019
	in thousands
Deferred:
Federal	$(8,993)	$(15,065)
State	(2,104)	(4,125)
Change in valuation allowance - US	8,392	2,368
Change in valuation allowance - Foreign	269	2,302
Foreign	(1,878)	(1,451)
Total deferred	$(4,314)	$(15,971)
Income tax benefit	$(3,630)	$(16,032)
The Company’s deferred tax assets and liabilities related to temporary differences and operating loss carryforwards were as follows as of December 31, 2020 and 2019:
	2020	2019
	in thousands
Deferred tax assets:
Accounts receivable reserve	$224	$100
Net operating losses	29,230	26,207
163(j) interest limitation	11,894	12,583
Property and equipment depreciation	1,301	1,202
Tax credits	371	334
Accrued expenses	213	118
Stock compensation	840	83
Accrued payroll	2,870	7
Sales tax reserve	1,469	914
Deferred rent	2,100	1,519
Deferred revenue	362	97
Unrealized foreign exchange	37	35
Below market leases	120	—
SRED expenditures	51	—
Other	5	1
Total deferred tax assets	51,087	43,200
Less: valuation allowance	(16,539)	(7,878)
Net deferred tax assets	34,548	35,322

Deferred tax liabilities:
Intangible assets	(36,963)	(35,568)
Property and equipment depreciation	(5,928)	(3,867)
Unrealized foreign exchange	(33)	—
Capitalized expenses	(1,804)	(1,192)
Total deferred tax liabilities	(44,728)	(40,627)
Net deferred tax liabilities	$(10,180)	$(5,305)

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
The Company had federal and state net operating loss and tax credits as of the financial statement date as follows:
	Amount	Expiration Years
	in thousands
Net operating losses, federal (Post December 31, 2017)	$9,595	Indefinite
Net operating losses, federal (Pre January 1, 2018)	$12,096	2028 - 2037
Net operating losses, state	$4,764	Various
Net operating losses, foreign	$2,775	2035 - Indefinite
Tax credits, federal	$225	2037
Tax credits, foreign	$146	Various
ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not". In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and planning strategies in making this assessment. The Company has determined that it is more likely than not that a portion of the deferred tax assets will not be realized and has recorded a valuation allowance of $16.5 million and $7.9 million as of December 31, 2020 and 2019, respectively, against the deferred tax assets. If the Company’s assumptions change and we determine that we will be able to realize these deferred tax assets, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2020, will be accounted for as follows: $13.3 million will be recognized as a reduction of income tax expense and $3.2 million will be recorded as an increase in equity.
A reconciliation of our valuation allowance on deferred tax assets for the periods ended December 31, 2020 are as follows (in thousands):
Balance at beginning of period	$7,878
Additions to valuation allowance	8,661
Balance at end of period	$16,539
The Company files income tax returns in the U.S. federal jurisdiction, Colorado, various other state jurisdictions, Canada, Jordan, the United Kingdom, and Australia. The years open for audit vary depending on the tax jurisdiction. In the U.S., the Company's federal tax returns for the years before 2017 (year ended December 31, 2017) are no longer subject to audit. The net operating losses utilized during the open periods from select years prior to 2017 are subject to examination. The foreign jurisdictions statutes vary, but are generally 4 years from assessment of the return.
While management believes we have adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provision on federal, state and foreign tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved. As of December 31, 2019 and 2020, there are no unrecognized benefits related to uncertain tax positions nor have we accrued any interest and penalties related to uncertain tax positions in the consolidated balance sheet or statement of operations. Penalties and interest, if incurred related to uncertain tax positions would be recorded as a portion of income tax expense in the year recognized.
The Company, through its foreign subsidiary Alnashmi Digital Marketing, LLC, provides exported technology services, the profits of which are exempt from income tax through December 31, 2025 according to

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
the provisions of the article (9/A/4) of Regulation Number 106 of the 2016 Regulations. So long as the services are exported outside of Jordan, they originate in Jordan, and there are no other services within the exported services, the qualifications are met. The approximate dollar value of tax expense related to the tax holiday as of December 31, 2020 is $0.4 million.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law making several changes to the Internal Revenue Code. The changes include, but are not limited to: increasing the limitation on the amount of deductible interest expense, allowing companies to carry-back certain net operating losses, and increasing the amount of net operating loss carryforwards that corporations can use to offset taxable income.
The tax law changes in the CARES Act had an immaterial impact on the Company’s income tax provision during the year ended December 31, 2020. The Company elected to defer the payment of $3.5 million of payroll taxes under the CARES Act. Under this election $1.75 million will be payable on December 31, 2021, with the remainder payable on December 31, 2022.
For the years ended December 31, 2020 and 2019, the income tax benefit differs from the expected tax provision (benefit) computed by applying the U.S. federal statutory rate to income before taxes as a result of the following:
	2020		2019
	in thousands, except percent
Benefit for income taxes at U.S. statutory rate	$(13,353)	21.0%	$(23,053)	21.0%
Change in income tax resulting from:
State income benefit, net of federal benefit	(1,694)	2.66%	(2,100)	1.91%
Stock compensation	1,579	(2.48)%	6,155	(5.61)%
Nondeductible transaction costs	480	(0.76)%	104	(0.09)%
Change in deferred state tax rate	552	(0.87)%	(1,384)	1.26%
Foreign rate differential	(268)	0.42%	(284)	0.26%
Change in valuation allowance	8,661	(13.62)%	4,670	(4.25)%
Tax credits	(55)	0.09%	(136)	0.12%
Other	468	(0.75)%	(4)	0.07%
Income tax benefit	$(3,630)	5.69%	$(16,032)	14.67%
Note 16. Commitments and Contingencies
The Company is obligated under non-cancelable operating leases for office space and office machines expiring through 2030. Most of these leases include renewal options. Future minimum payments due under the existing lease agreements are as follows for the years ending December 31 (in thousands):
Years ending December 31:
2021	$8,039
2022	7,017
2023	6,328
2024	4,903
2025	4,366
Thereafter	16,737
Total Future minimum payments due	$47,390
Included in the consolidated statements of operations and comprehensive loss is total rent expense of $8.9 million and $6.9 million for the years ended December 31, 2020 and 2019, respectively.

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
In the ordinary course of business, the Company enters into contractual arrangements with customers, suppliers, business partners and other parties pursuant to which it provides warranties and indemnities of varying scope and terms, including, but not limited to, indemnification for losses or claims suffered or incurred in connection with its services, breach of representations or covenants, intellectual property infringement or other claims and warranties regarding system performance or availability. In the event of such an indemnification obligation, payment may be conditional on the other party providing notice or otherwise making a claim pursuant to the terms specified in the particular contract. Further, the Company’s obligations under these contracts may be limited in terms of time and/or amount, and in some instances, it may also have recourse against third parties for such obligations.
The Company has not recorded any liability for these indemnifications in the accompanying consolidated balance sheets; however, the Company accrues losses for any known contingent liability, including those that may arise from these provisions, when the obligation is both probable and reasonably estimable.
The Company records an accrual for contingent liabilities when a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount is accrued. When no amount within a range of loss appears to be a better estimate than any other amount, the lowest amount in the range is accrued.
From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.
The Company assesses the applicability of nexus in jurisdictions in which the Company sells products and services. As of December 31, 2020 and 2019, the Company recorded a liability in the amount of $8.3 million and $4.3 million, respectively, within other long-term liabilities as a provision for sales and use tax. In connection with the Company's accounting for acquisitions, the Company has recorded liabilities and corresponding provisional escrow or indemnity receivables within the purchase price allocations for instances in which the Company is indemnified for tax matters.
The Company has no indirect or direct guarantees of others; rather, the Company has cross guarantees among the Company and its wholly owned subsidiaries related to its outstanding long-term debt obligations.
Note 17. Related Parties
As disclosed in Note 9, the Company issued two promissory notes to two former owners of acquired businesses in conjunction with acquisition activity during 2017. Such former owners subsequently became employees of the Company post acquisition. As of April 1, 2020, one of the owners is no longer an employee of the Company.
The Company has various leases or subleases with employees of the Company. No material amounts were incurred or paid for the year ended December 31, 2020 and 2019 or due or owed as of December 31, 2020 and 2019.
Note 18. Geographic Areas
The following table sets forth long-lived assets by geographic area:
	December 31,
	2020	2019
	in thousands
United States	$28,077	$20,827
International	$2,697	$738

EverCommerce Inc.
December 31, 2020
Notes to Consolidated Financial Statements
Note 19. Subsequent Events
The Company has identified the following subsequent events:
In January 2021, the Company acquired certain assets and liabilities in a stock purchase of Briostack LLC. This transaction qualifies as a business combination under ASC 805. Accordingly, the Company is in the process of recording all assets and liabilities assumed at their acquisition date fair values. The initial purchase price was $35 million.
In March 2021, the Company acquired certain assets and liabilities in a stock purchase of Speetra, Inc. d/b/a pulseM (“pulseM”). This transaction qualifies as a business combination under ASC 805. Accordingly, the Company is in the process of recording all assets and liabilities assumed at their acquisition date fair values. The initial purchase price was $34.5 million.
During 2021, the Company received proceeds of $72.1 million in connection with the DDTLs described in Note 9.

EverCommerce Inc.
Condensed Consolidated Balance Sheets
(in thousands, except per share and share amounts)
(unaudited)
	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$86,974	$96,035
Restricted cash	1,951	2,303
Accounts receivable, net of allowance for doubtful accounts of $1.4 million and $1.0 million at March 31, 2021 and December 31, 2020, respectively	29,305	24,966
Contract assets	8,876	9,838
Prepaid expenses and other current assets	11,809	10,686
Total current assets	138,915	143,828
Non-current assets:
Property and equipment, net	14,095	14,705
Capitalized software, net	18,049	16,069
Other non-current assets	16,265	14,102
Intangible assets, net	470,631	470,729
Goodwill	719,408	668,151
Total non-current assets	1,238,448	1,183,756
Total assets	$1,377,363	$1,327,584
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
Condensed Consolidated Balance Sheets (Continued)
(in thousands, except per share and share amounts)
(unaudited)
	March 31, 2021	December 31, 2020
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$12,737	$11,131
Accrued expenses and other	36,533	46,408
Deferred revenue	18,551	13,621
Customer deposits	7,281	8,247
Current maturities of long-term debt	8,000	7,294
Total current liabilities	83,102	86,701
Non-current liabilities:
Deferred tax liability, net	10,860	10,766
Long-term deferred revenue	2,589	2,297
Long-term debt, net of current maturities and deferred financing costs	758,383	691,038
Other non-current liabilities	16,671	17,626
Total non-current liabilities	788,503	721,727
Total liabilities	871,605	808,428

Commitments and contingencies (Note 15)

Convertible Preferred Stock:
Series B convertible preferred stock, $0.00001 par value, 75,000,000 shares authorized and 72,225,754 shares issued and outstanding (liquidation preference of $760.2 million and $745.0 million) as of March 31, 2021 and December 31, 2020, respectively	760,151	745,046
Series A convertible preferred stock, $0.00001 par value, 50,000,000 shares authorized and 44,957,786 shares issued and outstanding (liquidation preference of $163.3 million) as of March 31, 2021 and December 31, 2020	163,264	163,264
Total convertible preferred stock	923,415	908,310
Stockholders’ deficit:
Common stock, $0.00001 par value, 185,000,000 shares authorized and 43,342,067 and 43,073,327 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	—	—
Accumulated other comprehensive income	2,089	1,546
Additional paid-in capital	27,513	40,564
Accumulated deficit	(447,259)	(431,264)
Total stockholders’ deficit	(417,657)	(389,154)
Total liabilities, convertible preferred stock and stockholders’ deficit	$1,377,363	$1,327,584
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share and share amounts)
(unaudited)
	Three Months Ended March 31,
	2021	2020
Revenues:
Subscription and transaction fees	$75,195	$56,498
Marketing technology solutions	25,388	15,182
Other	4,323	5,345
Total revenues	104,906	77,025
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)	35,674	27,812
Sales and marketing	19,689	13,604
Product development	10,325	8,452
General and administrative	22,094	20,667
Depreciation and amortization	23,697	16,838
Total operating expenses	111,479	87,373
Operating loss	(6,573)	(10,348)
Interest and other expense, net	(12,949)	(10,751)
Net loss before income tax benefit	(19,522)	(21,099)
Income tax benefit	3,527	1,197
Net loss	$(15,995)	$(19,902)
Other comprehensive income:
Foreign currency translation gains (losses), net	543	(1,851)
Comprehensive loss	$(15,452)	$(21,753)

Net loss attributable to common stockholders:
Net loss	$(15,995)	$(19,902)
Adjustments to net loss (see Note 12)	(15,105)	(13,105)
Net loss attributable to common stockholders	$(31,100)	$(33,007)

Net loss per share attributable to common stockholders:
Basic	$(0.72)	$(0.81)
Diluted	$(0.72)	$(0.81)

Weighted-average shares of common stock outstanding used in computing net loss per share attributable to common stockholders:
Basic	43,231,295	40,998,995
Diluted	43,231,295	40,998,995
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)
(unaudited)
	Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at December 31, 2020	72,226	$745,046	44,958	$163,264	$908,310	43,074	$—	$40,564	$(431,264)	$1,546	$(389,154)
Rollover equity in consideration of net assets acquired	—	—	—	—	—	45	—	416	—	—	416
Stock-based compensation	—	—	—	—	—	—	—	903	—	—	903
Stock option exercises	—	—	—	—	—	223	—	735	—	—	735
Foreign currency translation gains, net	—	—	—	—	—	—	—	—	—	543	543
Accretion of Series B convertible preferred stock to redemption value	—	15,105	—	—	15,105	—	—	(15,105)	—	—	(15,105)
Net loss	—	—	—	—	—	—	—	—	(15,995)	—	(15,995)
Balance at March 31, 2021	72,226	$760,151	44,958	$163,264	$923,415	43,342	$—	$27,513	$(447,259)	$2,089	$(417,657)
	Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Total Convertible Preferred Stock	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at December 31, 2019	55,759	$527,065	44,958	$163,264	$690,329	40,731	$—	$96,129	$(371,310)	$342	$(274,839)
Rollover equity in consideration of net assets acquired	—	—	—	—	—	127	—	618	—	—	618
Stock-based compensation	—	—	—	—	—	244	—	846	—	—	846
Stock option exercises	—	—	—	—	—	44	—	50	—	—	50
Foreign currency translation losses, net	—	—	—	—	—	—	—	—	—	(1,851)	(1,851)
Accretion of Series B convertible preferred stock to redemption value	—	13,105	—	—	13,105	—	—	(13,105)	—	—	(13,105)
Net loss	—	—	—	—	—	—	—	—	(19,902)	—	(19,902)
Balance at March 31, 2020	55,759	$540,170	44,958	$163,264	$703,434	41,146	$—	$84,538	$(391,212)	$(1,509)	$(308,183)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows used in operating activities:
Net loss	$(15,995)	$(19,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,697	16,838
Amortization of discount on long-term debt	1,540	892
Amortization of deferred financing costs on long-term debt	59	47
Amortization of costs and fees on credit facility commitments	229	460
Deferred taxes	(3,429)	1,644
Bad debt expense	637	651
Paid-in-kind interest on long-term debt	99	92
Stock-based compensation expense	903	846
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(4,715)	(1,625)
Prepaid expenses and other current assets	(776)	3,347
Other non-current assets	(2,039)	(3,471)
Accounts payable	1,471	(205)
Accrued expenses and other	(10,289)	(6,670)
Deferred revenue	5,143	1,347
Customer deposits and other long-term liabilities	(1,935)	2,304
Net cash used in operating activities	(5,400)	(3,405)

Cash flows used in investing activities:
Purchases of property and equipment	(262)	(3,504)
Capitalization of software costs	(2,765)	(1,662)
Acquisition of companies, net of cash acquired	(69,117)	(68,831)
Net cash used in investing activities	(72,144)	(73,997)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows provided by financing activities:
Payments on long-term debt	(2,015)	(1,274)
Proceeds from long-term debt	69,216	101,058
Exercise of stock options	735	50
Net cash provided by financing activities	67,936	99,834

Effect of foreign currency exchange rate changes on cash	196	(112)
Net (decrease) increase in cash and cash equivalents and restricted cash	(9,412)	22,320

Cash and cash equivalents and restricted cash:
Beginning of period	98,337	57,344
End of period	$88,925	$79,664
	Three Months Ended March 31,
	2021	2020
Supplemental disclosures of cash flow information:
Cash paid for interest	$10,837	$9,033
Cash paid for income taxes	$5	$212

Supplemental disclosures of noncash investing and financing activities:
Rollover equity in consideration of net assets acquired	$416	$619
Fair value of earnout in consideration of net assets acquired	$—	$2,455
Accretion of Series B convertible preferred stock to redemption value	$15,105	$13,105
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Note 1. Nature of the Business
EverCommerce Inc. and subsidiaries (the “Company” or “EverCommerce”) is a leading provider of integrated software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses, or services (“SMBs”). Our platform spans across the full lifecycle of interactions between consumers and service professionals with vertical-specific applications. Today, we serve over 500,000 customers across three core verticals: Home Services; Health Services; and Fitness & Wellness Services. Within our core verticals, our customers operate within numerous micro-verticals, ranging from home service professionals, such as construction contractors and home maintenance technicians, to physician practices and therapists in the health services industry, to personal trainers and salon owners in the fitness and wellness sectors. Our platform provides vertically-tailored SaaS solutions that address service SMBs’ increasingly nuanced demands, as well as highly complementary solutions that complete end-to-end offerings, allowing service SMBs and EverCommerce to succeed in the market, and provide end consumers more convenient service experiences. See Note 3 for additional information on acquired subsidiaries. The Company was incorporated in Delaware on September 29, 2016, and began operations on October 17, 2016 (Inception). The Company is headquartered in Denver, Colorado, and has operations across the United States, Canada, Jordan, United Kingdom and Australia. The Company changed its name from PaySimple Holdings, Inc. to EverCommerce Inc. as of December 14, 2020.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020 and the related notes. The December 31, 2020 condensed consolidated balance sheet was derived from our audited consolidated financial statements as of that date. Our unaudited interim condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal and recurring items, necessary for the fair statement of the condensed consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes in accounting policies during the three months ended March 31, 2021 from those disclosed in the annual consolidated financial statements for the year ended December 31, 2020 and the related notes.
The operating results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the condensed consolidated financial statements, including the accompanying notes. The Company bases its estimates on historical factors, current circumstances, and the experience and judgment of management. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates. Significant estimates reflected in the consolidated financial statements include revenue recognition, allowance for doubtful accounts, valuation allowances with respect to deferred tax assets, assumptions underlying the fair value used in the calculation of stock-based compensation, valuation of intangible assets and goodwill and useful lives of tangible and intangible assets, among others.
Recently Issued Accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets such as real estate and equipment for a period for more than 12 months, and will require organizations that lease assets to recognize

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The updated standard will be effective for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326); Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, which includes the Company’s accounts receivable and contract assets. This updated standard will be effective for annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740); Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. This ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements.
Note 3. Acquisitions
2021 Acquisitions
During the three months ended March 31, 2021, the Company completed two business acquisitions in conjunction with the execution of its long-term plans and objectives in building a service commerce platform supporting the success of SMBs. Both of the acquisitions qualified as business combinations under ASC Topic 805, Business Combinations (“ASC 805”). Accordingly, the Company recorded all assets acquired and liabilities assumed at their acquisition date fair values, with any excess consideration recognized as goodwill. Goodwill primarily represents the value associated with the assembled workforce, and expected synergies subsumed into goodwill.
Assets acquired and liabilities assumed in connection with each acquisition have been recorded at their fair values. Fair values were determined by management using the assistance of third-party valuation specialists. The valuation methods used to determine the fair value of intangible assets included the income approach—relief from royalty method for developed technology and trade name, the income approach—excess earnings method for customer relationships and the comparative business valuation method for non-compete agreements. A Monte Carlo simulation was used as the valuation method to determine the fair value of earnout liabilities. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, expected competition, costs of revenues, obsolescence, tax rates, capital spending, discount rates and working capital changes. Cash flow forecasts were generally based on pre-acquisition forecasts coupled with estimated revenues and cost synergies available to a market participant.
The Company’s condensed consolidated results of operations include $2.7 million of acquisition related transaction costs in general and administrative expense for acquisitions consummated during the three months ended March 31, 2021.
Each acquisition allows for an adjustment to the purchase price to be made subsequent to the transaction closing date based on the actual amount of working capital and cash delivered to the Company. The consideration paid and purchase price allocations disclosed reflect the effects of these adjustments.
The allocation of purchase consideration related to all 2021 acquisitions is considered preliminary.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
The following table summarizes the estimated fair values of consideration transferred, assets acquired and liabilities assumed for each acquisition during the three months ended March 31, 2021:
	Briostack	PulseM	Total
	(in thousands)
Cash	$34,540	$34,593	$69,133
Rollover equity	416	—	416
Total consideration	$34,956	$34,593	$69,549

Net assets acquired:
Cash and cash equivalents	$17	$—	$17
Accounts receivable, trade	195	—	195
Other receivables	221	152	373
Prepaid expenses and other current assets	53	32	85
Property and equipment	22	6	28
Other non-current assets	144	3	147
Intangible—developed technology	1,360	2,380	3,740
Intangible—customer relationships	4,800	12,510	17,310
Intangible—trade name	390	260	650
Intangible—non-compete agreements	23	10	33
Goodwill	27,987	23,027	51,014
Deferred tax asset	26	—	26
Accounts payable	(20)	(113)	(133)
Other current liabilities	(28)	—	(28)
Accrued expenses and other	(206)	(99)	(305)
Deferred tax liability	—	(3,539)	(3,539)
Deferred revenue	(28)	(36)	(64)
Total net assets acquired	$34,956	$34,593	$69,549
Briostack
On January 19, 2021, the Company acquired 100% of the interest of Briostack LLC dba Briostack (“Briostack”), a provider of operational management software to pest control businesses, for $35.0 million.
PulseM
On March 17, 2021, the Company acquired 100% of the interest of Speetra, Inc. dba PulseM (“PulseM”), a provider of enterprise-level reputation management software for small businesses, for $34.6 million.
2020 Acquisitions
During 2020 and in the three months ended March 31, 2020, the Company completed nine and three business acquisitions, respectively, in conjunction with the execution of its long-term plans and objectives in building a service commerce platform supporting the success of SMBs. All of the acquisitions qualified as business combinations under ASC 805. Accordingly, the Company recorded all assets acquired and liabilities assumed at their acquisition date fair values, with any excess consideration recognized as goodwill. Goodwill primarily represents the value associated with the assembled workforce, and expected synergies subsumed into goodwill.
Assets acquired and liabilities assumed in connection with each acquisition have been recorded at their fair values. Fair values were determined by management using the assistance of third-party valuation specialists. The valuation methods used to determine the fair value of intangible assets included the income approach—relief from royalty method for developed technology and trade name, the income approach—excess earnings method

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
for customer relationships including government contracts and the comparative business valuation method for non-compete agreements. A Monte Carlo simulation was used as the valuation method to determine the fair value of earnout liabilities. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, expected competition, costs of revenues, obsolescence, tax rates, capital spending, discount rates and working capital changes. Cash flow forecasts were generally based on pre-acquisition forecasts coupled with estimated revenues and cost synergies available to a market participant.
The Company’s condensed consolidated results of operations include $15.5 million of acquisition related transaction costs in general and administrative expense for acquisitions consummated in 2020, with $3.1 million incurred in the three months ended March 31, 2020.
Each acquisition allows for an adjustment to the purchase price to be made subsequent to the transaction closing date based on the actual amount of working capital and cash delivered to the Company. The consideration paid and purchase price allocations disclosed reflect the effects of these adjustments.
The allocation of purchase consideration related to certain 2020 acquisitions is considered preliminary with provisional amounts related to tax-related and other items.
The following table summarizes the estimated fair values of consideration transferred, assets acquired and liabilities assumed for each acquisition in 2020:
	Remodeling	Qiigo	AlertMD	Invoice Simple
	(in thousands)
Cash	$25,909	$21,564	$21,853	$32,507
Rollover equity	—	619	—	—
Fair value of earnout	2,455	—	—	—
Total consideration	$28,364	$22,183	$21,853	$32,507

Net assets acquired:
Cash and cash equivalents	$520	$3	$—	$598
Accounts receivable, trade	3,401	321	510	688
Other receivables	6	—	—	271
Contract assets	85	249	—	—
Prepaid expenses and other current assets	95	74	11	57
Property and equipment	65	114	58	184
Other non-current assets	—	757	—	—
Intangible—developed technology	1,480	2,120	2,030	1,530
Intangible—customer relationships	11,380	11,110	13,490	17,970
Intangible—trade name	570	710	260	190
Intangible—non-compete agreements	110	40	40	60
Goodwill	12,843	7,405	5,531	18,474
Deferred tax asset	—	177	—	—
Accounts payable	(1,564)	(148)	—	(498)
Other Current Liabilities	—	—	—	—
Accrued expenses and other	(291)	(565)	(24)	(412)
Customer deposits	(85)	—	—	(1,229)
Deferred tax liability	(251)	—	—	(5,360)
Deferred revenue	—	(184)	(53)	(16)
Total net assets acquired	$28,364	$22,183	$21,853	$32,507

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
	Brighter Vision	Socius	Service Fusion	My PT Hub
	(in thousands)
Cash	$17,350	$15,670	$122,333	$10,681
Rollover equity	127	—	—	—
Fair value of earnout	—	—	—	1,016
Total consideration	$17,477	$15,670	$122,333	$11,697

Net assets acquired:
Cash and cash equivalents	$112	$46	$660	$315
Accounts receivable, trade	2	908	38	7
Other receivables	35	79	686	73
Contract assets	—	—	—	—
Prepaid expenses and other current assets	48	23	192	45
Property and equipment	26	36	139	209
Other non-current assets	9	—	180	19
Intercompany (receivable)	—	—	—	27
Intangible—developed technology	760	1,350	2,820	586
Intangible—customer relationships	6,150	9,900	25,680	1,918
Intangible—trade name	330	520	1,330	140
Intangible—non-compete agreements	20	40	70	13
Goodwill	12,090	3,326	93,717	9,110
Accounts payable	(61)	(79)	(215)	(209)
Other Current Liabilities	—	—	(57)	—
Accrued expenses and other	(210)	(450)	(872)	(162)
Deferred tax liability	(1,734)	—	(1,713)	(286)
Deferred revenue	(100)	(29)	(322)	(81)
Intercompany (payable)	—	—	—	(27)
Total net assets acquired	$17,477	$15,670	$122,333	$11,697

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
	Updox	Other	Total
	(in thousands)
Cash	$142,527	$85	$410,479
Rollover equity	573	—	1,319
Fair value of earnout	—	—	3,471
Total consideration	$143,100	$85	$415,269

Net assets acquired:
Cash and cash equivalents	$4,994	$—	$7,248
Accounts receivable, trade	981	—	6,856
Other receivables	628	—	1,778
Contract assets	—	—	334
Prepaid expenses and other current assets	640	—	1,185
Property and equipment	1,610	—	2,441
Other non-current assets	377	—	1,342
Intercompany (receivable)	—	—	27
Intangible—developed technology	7,870	11	20,557
Intangible—customer relationships	48,150	72	145,820
Intangible—trade name	2,620	2	6,672
Intangible—non-compete agreements	110	—	503
Goodwill	78,259	—	240,755
Deferred tax asset	58	—	235
Accounts payable	(1,152)	—	(3,926)
Other Current Liabilities	(41)	—	(98)
Accrued expenses and other	(1,482)	—	(4,468)
Customer deposits	—	—	(1,314)
Deferred tax liability	—	—	(9,344)
Deferred revenue	(522)	—	(1,307)
Intercompany (payable)	—	—	(27)
Total net assets acquired	$143,100	$85	$415,269
Remodeling
On January 6, 2020, the Company acquired 100% of the interest of Azar, LLC and Alnashmi for Digital Marketing, LLC (“Remodeling”), an online platform that connects homeowners with home improvement companies, for $28.4 million.
Under the terms of the purchase agreement, the Company is required to pay the seller an earnout based on achieving $6.6 million and $5.0 million of total revenue during calendar years ended 2020 and 2019, respectively. The earnout amount will be $2.0 million per year, if the target is met; no consideration will be paid if the target is not met. At the acquisition date, the Company determined the fair value of the earnout to be $2.5 million and has included the amount in the total consideration above. The 2019 earnout target was met and the earnout of $2 million was paid in 2020. At December 31, 2020, the Company concluded that the 2020 earnout target was not met and released the remaining liability with a corresponding gain of $0.5 million recorded in general and administrative expense on the consolidated statements of operations and comprehensive loss.
Qiigo
On January 16, 2020, the Company acquired 100% of the interest of Qiigo, LLC (“Qiigo”), a local marketing agent that builds brand unity and helps national brands and their franchises boost their qualified leads, for

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
$22.2 million. Under the terms of the purchase agreement, certain members of Qiigo received 127,249 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.6 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.
AlertMD
On January 24, 2020, the Company acquired certain assets and liabilities of Rulester, LLC dba AlertMD, LLC and ChargeMD, LLC (“AlertMD”), a provider of SaaS-based back-office, patient care coordination and front-office solutions, for $21.9 million.
Invoice Simple
On April 17, 2020, the Company acquired 100% of the interest of Zenvoice Inc. dba Invoice Simple (“Invoice Simple”), a provider of invoicing and estimation software platform for independent contracts, freelancers and business owners, for $32.5 million.
Brighter Vision
On August 21, 2020, the Company acquired 100% of the interest of Brighter Vision Web Solutions, Inc. (“Brighter Vision”), a provider of offerings of custom-built websites and marketing solutions to therapists in the behavioral health sector, for $17.5 million. Under the terms of the purchase agreement, certain members of Brighter Vision received 21,892 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.1 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.
Socius
On October 16, 2020, the Company acquired 100% of the interest of Socius Marketing, Inc. (“Socius”), a provider of full service internet marketing that specializes in content design, website development and search engine optimization, for $15.7 million.
Service Fusion
On October 17, 2020 the Company acquired 100% of the interest of FSM Technologies, LLC (“Service Fusion”), a provider of an end-to-end field service management SaaS platform, for $122.3 million.
My PT Hub
On November 18, 2020, the Company acquired 100% of the interest of Fitii, Limited and Fitii LLC (collectively “My PT Hub”), a provider of software that enables gym and health club customers to improve monthly collections, generate new business, enhance member engagement, increase retention and automate business processes, for $11.7 million.
Under the terms of the purchase agreement, the Company is required to pay the seller an earnout based on achieving $4.6 million of total revenue during calendar year end 2021. The earnout amount will be $2.7 million, if the target is met; no consideration will be paid if the target is not met. At the acquisition date, the Company determined the fair value of the earnout to be $1.0 million and has included the amount in the total consideration above. At December 31, 2020, the Company noted no change in the fair value of the earnout from the acquisition date. At March 31, 2021, the Company concluded that the 2021 earnout target will not be met and released the liability with a corresponding gain of $1.0 million recorded in general and administrative expense on the consolidated statements of operations and comprehensive loss.
Updox
On December 16, 2020, the Company acquired 100% of the interest of Updox, LLC (“Updox”), a provider of a healthcare customer relationship management solution, for $143.1 million. Under the terms of the purchase agreement, certain members of Updox received 72,896 shares of common stock rollover equity. The Company assessed the fair value of the shares at $0.6 million by applying a market approach. The fair value of the rollover equity is reflected in the total consideration above.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
With respect to total goodwill recognized for the business acquisitions consummated during the year ended December 31, 2020, the Company expects that $167.1 million of goodwill with be deductible for income tax purposes.
Pro Forma Results of Acquisitions (unaudited)
The following table presents unaudited pro forma consolidated results of operations for the three months ended March 31, 2021 and 2020, as if the aforementioned 2021 and 2020 acquisitions had occurred as of January 1, 2020. The pro forma information includes the business combination accounting effects resulting from these acquisitions, including interest expense of $0.5 million and $6.0 million for the three months ended March 31, 2021 and 2020, respectively, to account for funds borrowed earlier, issuance of our common shares at earlier dates which impacts the calculation of basic and diluted net loss per share, removal of transaction costs of $2.7 million and $3.1 million for the three months ended March 31, 2021 and 2020, respectively, and additional amortization expense of $0.3 million and $4.7 million for the three months ended March 31, 2021 and 2020, respectively, resulting from the amortization of amortizable intangible assets beginning as of January 1, 2020. We prepared the pro forma financial information for the combined entities for comparative purposes only, and the information is not indicative of what actual results would have been if the acquisitions had occurred at the beginning of the periods presented, nor is the information intended to represent or be indicative of future results of operations.
	Three Months Ended March 31,
	2021 Pro Forma	2020 Pro Forma
	(unaudited)
	(in thousands, except per share amounts)
Total revenue	$109,596	$97,980
Net loss	$(16,690)	$(27,824)
Adjustments to net loss (see Note 12)	(15,105)	(13,105)
Net loss attributable to common stockholders	$(31,795)	$(40,928)
Net loss per share attributable to common stockholders:
Basic	$(0.74)	$(0.99)
Diluted	$(0.74)	$(0.99)
Note 4. Revenue
Disaggregation of Revenue
The following tables present a disaggregation of our revenue from contracts with customers by revenue recognition pattern and geographical market:
	Three Months Ended March 31
	2021	2020
	(in thousands)
By pattern of recognition (timing of transfer of services):
Point in time	$11,253	$10,022
Over time	93,653	67,003
Total	$104,906	$77,025
By Geographical Market:
United States	$93,685	$70,700
International	11,221	6,325
Total	$104,906	$77,025

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Contract Balances
Supplemental balance sheet information related to contracts from customers as of:
	March 31, 2021	December 31, 2020
	(in thousands)
Accounts receivables	$29,305	$24,966
Contract assets	8,876	9,838
Deferred revenue	18,551	13,621
Customer deposits	7,281	8,247
Long-term deferred revenue	2,589	2,297
Accounts receivable, net: Accounts receivable represent rights to consideration in exchange for products or services that have been transferred by us, when payment is unconditional and only the passage of time is required before payment is due.
Contract assets: Contract assets represent rights to consideration in exchange for products or services that have been transferred (i.e., the performance obligation or portion of the performance obligation has been satisfied), but payment is conditional on something other than the passage of time. These amounts typically relate to contracts that include on-premise licenses and professional services where the right to payment is not present until completion of the contract or achievement of specified milestones and the fair value of products or services transferred exceed this constraint.
Contract liabilities: Contract liabilities represent our obligation to transfer products or services to a customer for which consideration has been received in advance of the satisfaction of performance obligations. Short-term contract liabilities are included within deferred revenue on the consolidated balance sheets. Long-term contract liabilities are included within long-term deferred revenue on the consolidated balance sheets. Revenue recognized from the contract liability balance at December 31, 2020 was $8.9 million for the three months ended March 31, 2021.
Customer deposits: Customer deposits relate to payments received in advance for contracts, which allow the customer to terminate a contract and receive a pro rata refund for the unused portion of payments received to date. In these arrangements, we have concluded there are no enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer and therefore the consideration received is recorded as a customer deposit liability.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price of unsatisfied or partially satisfied performance obligations within contracts with an original expected contract term that is greater than one year for which fulfillment of the contract has started as of the end of the reporting period. Variable consideration accounted for under the variable consideration allocation exception associated with unsatisfied performance obligations or an unsatisfied promise that forms part of a single performance obligation under application of the series guidance have been excluded. Remaining performance obligations generally relate to those which are stand-ready in nature, as found within the subscription and marketing technology solutions revenue streams. The aggregate amount of transaction consideration allocated to remaining performance obligations as of March 31, 2021, was $13.3 million, which is comprised of contracts where the contract term under ASC 606 is in excess of one year. The Company expects to recognize approximately 44% of its remaining performance obligations as revenue within the next year, 26% of its remaining performance obligations as revenue the subsequent year, 26% of its remaining performance obligations as revenue in the third year, and the remainder during the two year period thereafter.
Cost to Obtain and Fulfill a Contract
The Company incurs certain costs to obtain contracts, principally sales and third-party commissions, which the Company capitalizes when the liability has been incurred if they are (i) incremental costs of obtaining a contract, (ii) expected to be recovered and (iii) have an expected amortization period that is greater than one year (as the

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Company has elected the practical expedient to expense any costs to obtain a contract when the liability is incurred if the amortization period of such costs would be one year or less).
Assets resulting from costs to obtain contracts are included within prepaid expenses and other current assets for short-term balances and other non-current assets for long-term balances on the Company’s consolidated balance sheets. The costs to obtain contracts are amortized over 5 years, which corresponds with the useful life of the related capitalized software. Short-term assets were $3.3 million and $2.7 million at March 31, 2021 and December 31, 2020, respectively, and long-term assets were $8.8 million and $7.2 million at March 31, 2021 and December 31, 2020, respectively. The Company recorded $0.8 million and $0.5 million of amortization expense related to assets for the three months ended March 31, 2021 and 2020, respectively, which is included in sales and marketing expense on the consolidated statements of operations and comprehensive loss.
The Company has concluded that there are no other material costs incurred in fulfillment of customer contracts that are not accounted for under other GAAP, which meet the capitalization criteria under ASC 606 and FASB ASC Topic 340-40, Accounting for Other Assets and Deferred Costs (“ASC 350-40”). The Company has elected to account for shipping and handling activities as fulfillment activities and recognize the associated expense when the transfer of control of the product has occurred, as permitted under the shipping and handling activities practical expedient.
Note 5. Goodwill
Goodwill activity consisted of the following for the three months ended March 31, 2021 (in thousands):
Balance at December 31, 2020	$668,151
Additions	51,014
Measurement period adjustments	58
Effect of foreign currency exchange rate changes	185
Balance at March 31, 2021	$719,408
Note 6. Intangible Assets
Intangible assets consisted of the following as of:
	March 31, 2021
	Useful Life	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(in thousands)
Customer relationships	3-20 years	$520,077	$131,299	$388,778
Developed technology	2-12 years	89,281	30,789	58,492
Trade name	3-10 years	33,386	11,196	22,190
Non-compete agreements	3-5 years	2,328	1,157	1,171
Total		$645,072	$174,441	$470,631
	December 31, 2020
	Useful Life	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(in thousands)
Customer relationships	3-20 years	$502,614	$113,934	$388,680
Developed technology	2-12 years	85,510	27,311	58,199
Trade name	3-10 years	32,729	10,151	22,578
Non-compete agreements	3-5 years	2,295	1,023	1,272
Total		$623,148	$152,419	$470,729
Amortization expense was $22.0 million and $15.6 million for the three months ended March 31, 2021 and 2020, respectively.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Note 7. Property and Equipment
Property and equipment consisted of the following as of:
	March 31, 2021	December 31, 2020
	(in thousands)
Computer equipment and software	$5,733	$5,455
Furniture and fixtures	3,745	3,728
Leasehold improvements	11,888	11,886
Total property and equipment	21,366	21,069
Less accumulated depreciation	(7,271)	(6,364)
Property and equipment, net	$14,095	$14,705
Depreciation expense was $0.9 million and $0.7 million for the three months ended March 31, 2021 and 2020, respectively.
Note 8. Capitalized Software
Capitalized software consisted of the following as of:
	March 31, 2021	December 31, 2020
	(in thousands)
Capitalized software	$23,110	$20,339
Less: accumulated amortization	(5,061)	(4,270)
Capitalized software, net	$18,049	$16,069
Amortization expense was $0.8 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively.
Note 9. Long-Term Debt
Long-term debt consisted of the following as of:
	March 31, 2021	December 31, 2020
	(in thousands)
Term notes with interest payable monthly, interest rate at Adjusted LIBOR or Alternative Base Rate, plus an applicable margin of 4.50% (5.61% and 5.65% at March 31, 2021 and December 31, 2020, respectively) quarterly principal payments of 0.25% of original principal balance with balloon payment due August 2025	$791,063	$720,964
Asset purchase agreement related to acquisition of Service Nation, Inc., zero-interest unsecured debt (effective interest of 10%) with principal payments due monthly through February 2021	—	15
Subordinated unsecured promissory note related to acquisition of Service Nation, Inc., interest paid-in-kind, interest rate at 8.5% with balloon payment due September 2022	2,689	2,633
Subordinated unsecured promissory note related to acquisition of Technique Fitness, Inc. D/B/A Club OS, interest paid-in-kind, interest rate at 7% with balloon payment due December 2022	2,519	2,476
Principal debt	796,271	726,088

Deferred financing costs on long-term debt	(1,054)	(1,054)
Discount on long-term debt	(28,834)	(26,702)
Total debt	766,383	698,332

Less current maturities	8,000	7,294
Long-term portion	$758,383	$691,038

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
The Company determines the fair value of long-term debt using discounted cash flows, applying current interest rates and current credit spreads, based on its own credit risk. Such instruments are classified as Level 2. The fair value amounts were approximately $771.2 million and $710.3 million as of March 31, 2021 and December 31, 2020, respectively.
As of January 1, 2020, the Company had an outstanding credit agreement under which the Company obtained (i) a term loan of $415.0 million (“Term Loan”), (ii) commitments for delayed draw term loans (“DDTLs”) up to $135.0 million and (iii) commitments for revolving loans (Revolver) up to $50.0 million including commitments for the issuance of up to $10 million of letters of credit (together, the “Credit Facility”).
During the year ended December 31, 2020, the Company entered into an amendment to the Credit Facility which provided an incremental commitment for additional DDTLs of $250 million, resulting in a total commitment for DDTLs of $385 million. The incremental commitment DDTLs bear the same terms and conditions as the original DDTLs within the Credit Facility. During the year ended December 31, 2020, the Company received proceeds of $264.7 million, net of discount on long-term debt of $9.0 million, in connection with the DDTLs. During the three months ended March 31, 2021, the Company received proceeds of $69.2 million, net of discount on long-term debt of $2.9 million, in connection with the DDTLs. The Company pays commitment fees on the revolver at a variable rate that ranges from 0.375% to 0.50% per annum (based on the Company’s most recent first lien leverage ratio) and the incremental delayed draw unused commitments of 1.5% per annum paid quarterly in arrears.
In March 2020, the Company borrowed $50.0 million under the revolver at rates ranging from 5.68% to 6.25%. The Company repaid the revolver in full in September 2020 and no balance was outstanding at December 31, 2020.
As of January 1, 2020, the Company also had outstanding subordinated promissory notes (“Legacy Subordinated Notes”) that included paid-in-kind (“PIK”) interest. The interest on the Legacy Subordinated Notes is all PIK and is due upon maturity. Total PIK interest was $0.1 for each of the three months ended March 31, 2021 and 2020.
The outstanding balance of the Credit Facility at March 31, 2021 of $791.1 million is comprised of $408.8 million related to the Term Loan and $382.3 million related to the aggregate DDTLs. The outstanding balance of the Legacy Subordinated Notes at March 31, 2021 is $5.2 million.
The Company’s Credit Facility is subject to certain financial and nonfinancial covenants and is secured by substantially all assets of the Company. As of March 31, 2021, the Company was in compliance with all of its covenants.
Aggregate maturities of the Company’s debt for the years ending December 31 are as follows as of March 31, 2021 (in thousands):
Years ending December 31:
2021 (remaining nine months)	$6,000
2022	13,873
2023	8,000
2024	8,000
2025	761,063
Thereafter	—
Total aggregate maturities of the Company’s debt	$796,936
Included in aggregate maturities is future paid-in-kind interest totaling $0.7 million that will accrue over the term of the related debt.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Note 10. Convertible Preferred Stock
At March 31, 2021, the Company was authorized to issue 125,000,000 shares of Preferred Stock, $0.00001 par value per share, of which 50,000,000 are designated as Series A and 75,000,000 are designated as Series B. Each share of Series A and Series B may be converted into common stock at any time, at the option of the holder, based on a prescribed formula set forth in the Company’s Second Amended and Restated Certificate of Incorporation.
The Series A shares are redeemable upon a deemed liquidation event not solely within the Company’s control. The redemption price shall be the cash or value of the property, rights or securities paid or distributed upon a deemed liquidation event. Prior to the Second Amended and Restated Certificate of Incorporation, Series A preferred stock holders were entitled to cumulative dividends that accrued at annual rate of 4% of the Series A Preferred Stock original issue price, compounded annually. The Series A preferred stock holders are not entitled to accrue additional dividends after August 23, 2019.
The Series B shares are redeemable upon a deemed liquidation event not solely within the Company’s control or upon written notice from a majority of the holders of Series B shares at any time on or after February 23, 2026. The redemption price is prescribed in the Company’s Second Amended and Restated Certificate of Incorporation, and is based on inputs including, but not limited to, the original issuance price of the Series B shares, accrued dividends whether or not declared, and the fair value of common stock.
Series B holders are entitled to cumulative dividends that accrue at an annual rate of 10% of the Series B share original issue price (as adjusted in accordance with the Company’s Second Amended and Restated Certificate of Incorporation), compounded annually. The initial original issue price for the Series B shares issued ranged from $9.12 per share to $9.14 per share. Accumulated and undeclared Series B preferred dividends were $101.1 million and $86.0 million as of March 31, 2021 and December 31, 2020, respectively. Such dividends shall be payable only upon the occurrence of a deemed liquidation event or voluntary or involuntary dissolution, liquidation or winding up of the Company without certain consents required by the organizational documents of the Company.
In accordance with ASC 480, Distinguishing Liabilities from Equity, if the carrying value of redeemable preferred stock is less than its redemption value, redeemable preferred stock shall be accreted to its redemption value if it is probable it will become redeemable. The Company’s Series B accruing dividends comprise a component of the redemption value of such stock. During the three months ended March 31, 2021 and 2020, the Company recorded the accretion of Series B by increasing its carrying value and recording a corresponding reduction of Additional Paid-In Capital in the amounts of $15.1 million and $13.1 million, respectively.
Note 11. Stock-Based Compensation
In 2016, the Company adopted the 2016 Equity Incentive Plan (the Plan). The Plan provides for the granting of stock-based awards, including stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards, and other stock-based awards. The Plan allows for the granting of stock-based awards through January 17, 2027. As of March 31, 2021, the Company has authorized 34.7 million shares of common stock for issuance under the Plan.
Stock options: During three months ended March 31, 2021 and 2020, the Company granted stock options to employees and directors. The options granted vest 25% after one year, and then monthly over the next three years; carry an exercise price equal to the fair market value at the date of grant as determined by the Company’s board of directors; and expire 10 years from date of grant. The service period is considered the vesting period.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
The summary of stock option activity for the three months ended March 31, 2021 is as follows:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
	(in thousands except for exercise price and term in years)
Outstanding balance at December 31, 2020	14,241	$8.49	8.79	$3,803
Granted	1,114	11.89
Exercised	(223)	3.31
Forfeited	(65)	8.39
Outstanding balance at March 31, 2021	15,067	$8.83	8.65	$57,696

Exercisable at March 31, 2021	3,904	$7.58	8.08	$19,755
While there is currently no market for the Company’s common stock, the Company estimates the value of its common stock with the assistance of a third-party valuation firm.
The weighted-average grant date fair value of stock options granted was $3.81 for the three months ended March 31, 2021.
Restricted Stock Awards
During 2017, the Company granted 3.9 million time vesting restricted stock awards. The awards vest over a four-year period starting on October 17, 2016. On the grant date the awards were valued at $0.75 per award totaling $2.9 million. The Company records compensation expense for these awards on a straight-line basis over the vesting period, which approximates the service period. The time vesting restricted stock awards were fully vested as of December 31, 2020.
The Company granted 1.6 million shares of funding restricted stock awards during the year ended December 31, 2018. The funding awards only vest in the instances in which the majority owners of the Company purchase preferred stock. The shares will vest in an amount equal to a percentage of the number of preferred shares purchased by majority owners of the Company.
On August 23, 2019 and September 4, 2020, all unvested funding restricted stock awards were modified such that the awards vest upon an investment by either of the equity sponsors and the percentage of awards that vest upon such investment was also modified. These modifications did not result in additional compensation expense at the date of each modification; however, future compensation expense for these awards will be recognized based on the fair value of the award at the modification date. The compensation expense associated with the unvested funding awards will be recorded on the vesting date. Unvested funding restricted stock awards terminate upon the earlier of an Initial Public Offering or a sale of the Company, as defined in the 2016 Stockholders’ Agreement. There was no compensation expense related to the funding restricted stock awards during the three months ended March 31, 2021 or March 31, 2020. Unrecognized compensation expense related to unvested funding restricted stock awards as of March 31, 2021, was $11.8 million.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Note 12. Net Loss Per Share Attributable to Common Stockholders
The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock as of:
	March 31,
	2021	2020
	(in thousands except share and per share amounts)
Numerator:
Net loss	$(15,995)	$(19,902)
Accretion of Series B to redemption value	(15,105)	(13,105)
Numerator for basic and diluted EPS – net loss attributable to common stockholders	$(31,100)	$(33,007)

Denominator:
Denominator for basic and diluted EPS – weighted-average shares of common stock outstanding used in computing net loss per share	43,231,295	40,998,995

Basic and diluted net loss per share attributable to common stockholders	$(0.72)	$(0.81)
The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented due to their anti-dilutive effect as of:
	March 31,
	2021	2020
Outstanding options to purchase common stock	15,073,429	14,117,066
Outstanding convertible preferred stock (Series A and B)	117,183,540	100,716,343
Total anti-dilutive outstanding potential common stock	132,256,969	114,833,409
Note 13. Fair Value of Financial Instruments
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
•
Level 2: Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. The Company has no assets or liabilities valued with Level 2 inputs.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Liabilities historically valued with Level 3 inputs on a recurring basis are contingent consideration.
The carrying value of cash and cash equivalents, accounts receivable, contract assets and accounts payable approximate their fair value because of the short-term nature of these instruments.
There were no transfers between fair value measurement levels during the three months ended March 31, 2021 or 2020.
The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020:
	March 31, 2021
	Level 1	Level 2	Level 3	Total
	(in thousands)
Contingent consideration	$—	$—	$2,066	$2,066
	December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Contingent consideration	$—	$—	$2,911	$2,911
The following is a reconciliation of the opening and closing balance for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the three months ended March 31, 2021 (in thousands):
Opening balance	$2,911
Fair value adjustments	(845)
Ending balance	$2,066
Fair value adjustments made during the three months ended March 31, 2021 result from adjustments to revenue target forecasts. The gain of $0.8 million for the three months ended March 31, 2021 is presented in general and administrative expense in the statements of operations and comprehensive loss.
Note 14. Income Taxes
We make estimates and judgments in determining our provision for income taxes for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.
Our provision for income taxes in interim periods is based on our estimated annual effective tax rate. We record cumulative adjustments in the quarter in which a change in the estimated annual effective rate is determined. The estimated annual effective tax rate calculation does not include the effect of discrete events that may occur during the year. The effect of these events, if any, is recorded in the quarter in which the event occurs.
The income tax benefit was $3.5 million and $1.2 million for the three months ended March 31, 2021 and 2020, respectively. Our effective income tax rate was 18.1% and 5.7% for the three months ended March 31, 2021 and 2020, respectively. The difference between the effective tax rate and the statutory rate for the three months ended March 31, 2021 was primarily driven by the exclusion of loss companies from the quarterly tax computation, a Jordanian tax holiday, a release of a portion of the U.S. valuation allowance because of the creation of certain deferred tax liabilities in purchase accounting related to the PulseM acquisition, and estimated current state taxes recorded in the three months ended March 31, 2021. The difference between the effective tax rate and the statutory rate for the three months ended March 31, 2020 was primarily driven by the exclusion of loss companies from the quarterly tax computation and the change in valuation allowance on existing deferred tax assets as a result of acquisition accounting.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
Note 15. Commitments and Contingencies
The Company is obligated under non-cancelable operating leases for office space and office machines expiring through 2030. Most of these leases include renewal options. Future minimum payments due under the existing lease agreements are as follows as of March 31, 2021 (in thousands):
Years ending December 31:
2021 (remaining nine months)	$6,074
2022	7,310
2023	6,479
2024	4,903
2025	4,366
Thereafter	16,648
Total Future minimum payments due	$45,780
Included in the consolidated statements of operations and comprehensive loss is total rent expense of approximately $2.1 million and $3.2 million for the three months ended March 31, 2021 and 2020, respectively.
From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.
The Company assesses the applicability of nexus in jurisdictions in which the Company sells products and services. As of March 31, 2021 and December 31, 2020, the Company recorded a liability in the amount of $8.8 million and $8.3 million, respectively, within other long-term liabilities as a provision for sales and use tax. In connection with the Company's accounting for acquisitions, the Company has recorded liabilities and corresponding provisional escrow or indemnity receivables within the purchase price allocations for instances in which the Company is indemnified for tax matters.
Note 16. Geographic Areas
The following table sets forth long-lived assets by geographic area as of:
	March 31, 2021	December 31, 2020
	(in thousands)
United States	$29,503	$28,077
International	$2,641	$2,697
Note 17. Subsequent Events
The Company has evaluated subsequent events through May 10, 2021, the date the unaudited interim consolidated financial statements were available for issuance. With the exception of those matters discussed below, there were no material subsequent events that required recognition or additional disclosure in these unaudited interim consolidated financial statements.
On April 30, 2021, the Company entered into an agreement to acquire 100% of the interest of Timely LTD (“Timely”), a New Zealand booking and business management software company for approximately $95 million. The transaction will close following all pending legal and regulatory matters being successfully resolved.

EverCommerce Inc.
March 31, 2021
Notes to Condensed Consolidated Financial Statements
On May 5, 2021, the Company amended its Certificate of Incorporation (“Third Amended and Restated Certificate of Incorporation”) to increase the number of authorized shares of common stock from 175,000,000 shares to 200,000,000 shares and increase the number of authorized Preferred Stock from 125,000,000 shares to 140,000,000 shares. The additional 15,000,000 shares of authorized Preferred Stock is designated as Series C, $0.00001 par value per share. No dividends may be paid by the Company to any class of stock unless the Series C holders simultaneously receive a dividend as calculated in the Third Amended and Restated Certificate of Incorporation. Series C is subordinate to Series B, but has preference over Series A and common stock with respect to liquidation preference payments.
On May 7, 2021, the Company issued 7,559,356 shares of Series C for $105.8 million to fund the aforementioned pending acquisition. In connection with this funding, 553,341 restricted stock awards vested.

Through and including    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Goldman Sachs & Co. LLC

J.P. Morgan

RBC Capital Markets

KKR

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than the underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Select Market listing fee.
Amount
Securities and Exchange Commission registration fee	$ *
FINRA filing fee	*
Initial Nasdaq Global Select Market listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*
Total expenses	$*
*	To be filed by amendment
Item 14.	Indemnification of Directors and Officers.
The registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The registrant’s amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act against certain liabilities.
Item 15.	Recent Sales of Unregistered Securities.
Set forth below is information regarding all unregistered securities sold by us since January 1, 2018. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
(1)	In July 2019, we completed the sale of 17,695,583 shares of our Series B convertible preferred stock to Silver Lake for an aggregate purchase price of approximately $161.7 million;
(2)
In September 2020, we completed the sale of 5,831,037 shares of our of Series B convertible preferred stock to Providence Strategic Growth, Silver Lake and an additional stockholder for an aggregate purchase price of approximately $53.2 million;

(3)
In October 2020, we completed the sale of 10,636,156 shares of our of Series B convertible preferred stock to Providence Strategic Growth and Silver Lake for an aggregate purchase price of approximately $97.0 million;

(4)
In May 2021, we completed the sale of 7,559,356 shares of our Series C convertible preferred stock to Providence Strategic Growth and Silver Lake for an aggregate purchase price of approximately $105.8 million;

(5)
Since January 1, 2018, we have granted stock options and stock awards to employees, directors and consultants, covering an aggregate of 13,997,735 shares of our common stock, having exercise prices ranging from $2.9535 to $12.00 per share, in connection with services provided to us by such parties;

(6)
Since January 1, 2018, we have sold an aggregate of 524,464 shares of our common stock to employees, directors and consultants upon their exercise of stock options and stock awards, for aggregate cash consideration of approximately $1,865,899; and

(7)	Since January 1, 2018, we have issued an aggregate of 5,585,995 shares of our common stock in connection with the vesting of restricted stock awards related to acquisitions.
Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits.
The following documents are filed as exhibits to this registration statement.
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Third Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering
3.3	Amended and Restated Bylaws, as currently in effect
3.4*	Form of Amended and Restated Bylaws, to be effective upon the closing of this offering
4.1*	Form of Certificate of Common Stock
4.2	Second Amended and Restated Stockholders Agreement by and between EverCommerce Inc. and certain security holders of EverCommerce Inc., dated May 7, 2021
4.3	Second Amended and Restated Registration Rights Agreement by and between EverCommerce Inc. and certain security holders of EverCommerce Inc., dated May 7, 2021
4.4*	Form of Stockholders Agreement
5.1*	Opinion of Latham & Watkins LLP
10.1*	Form of Indemnification Agreement between EverCommerce Inc. and its directors and officers
10.2#	Amended & Restated 2016 Equity Incentive Plan and related form agreements thereunder
10.3*	Amended and Restated Restricted Stock Award Agreement by and between the Company and Eric Remer, dated as of August 23, 2019, as amended
10.4*	Amended and Restated Restricted Stock Award Agreement by and between the Company and Matt Feierstein, dated as of August 23, 2019, as amended
10.5*	Amended and Restated Restricted Stock Award Agreement by and between the Company and Marc Thompson, dated as of August 23, 2019, as amended
10.6#*	EverCommerce Inc. 2021 Incentive Award Plan and related form agreements thereunder, to be effective upon the closing of this offering
10.7#*	EverCommerce Inc. 2021 Employee Stock Purchase Plan, to be effective upon the closing of this offering
10.8#*	EverCommerce Inc. Non-Employee Director Compensation Policy
10.9
Credit Agreement by and among EverCommerce Intermediate Inc., EverCommerce Solutions Inc., the lenders party thereto, KKR Loan Administration Services LLC, Cortland Capital Market Services LLC and the joint lead arrangers and joint bookrunners party thereto, dated August 23, 2019

10.10
First Incremental Facility Amendment to the Credit Agreement by and among EverCommerce Intermediate Inc., EverCommerce Solutions Inc., the additional delayed draw term lenders party thereto and KKR Loan Administration Services LLC, dated September 23, 2020

10.11	Collateral Agreement by and among EverCommerce Intermediate Inc., EverCommerce Solutions Inc., the guarantors party thereto and Cortland Capital Market Services LLC, dated August 23, 2019
10.12
Guarantee Agreement by and among EverCommerce Intermediate Inc., EverCommerce Solutions Inc., the subsidiary guarantors identified therein, KKR Loan Administration Services LLC and Cortland Capital Market Services LLC, dated August 23, 2019

10.13^	Office Lease by and among EverCommerce Solutions Inc. and BCSP RINO Property LLC, dated June 13, 2019
21.1*	List of subsidiaries of EverCommerce Inc.
23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1*	Power of Attorney
*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
^	Portions of the exhibit have been omitted as permitted under Item 601(b)(10) of Regulation S-K.

Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the registrant has not filed as exhibits to this Form S-1 certain long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of EverCommerce Inc. and its subsidiaries on a consolidated basis. The registrant hereby agrees to furnish a copy of any such instrument to the SEC upon request.
(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this      day of    , 2021.
EVERCOMMERCE INC.

By:
Eric Remer
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of EverCommerce Inc., hereby severally constitute and appoint Eric Remer, Marc Thompson and Lisa Storey, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
	Director and Chief Executive Officer (Principal Executive Officer)	, 2021
Eric Remer

	Chief Financial Officer (Principal Financial Officer)	, 2021
Marc Thompson

	VP Accounting (Principal Accounting Officer)	, 2021
Lee Dabberdt

	Director	, 2021
Penny Baldwin-Leonard

	Director	, 2021
Jonathan Durham

	Director	, 2021
Kimberly Ellison-Taylor

	Director	, 2021
Mark Hastings

	Director	, 2021
John Marquis

	Director	, 2021
Joseph Osnoss

	Director	, 2021
Richard A. Simonson

	Director	, 2021
Debby Soo